                                                                   EXHIBIT 99(B)
         CERTAIN INFORMATION FROM ASF'S 1994 ANNUAL REPORT ON FORM 10-K

                               FORM 10-K

                      OFFICE OF THRIFT SUPERVISION
                        WASHINGTON, D.C. 20552

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [FEE REQUIRED]

              For the fiscal year ended December 31, 1994

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


            For the transition period from..........to..........

            Office of Thrift Supervision Docket Number: 5405

                             AMERICAN SAVINGS
                             OF FLORIDA, F.S.B.

          (Exact name of registrant as specified in its charter)

            U.S.A.                                59-0618272
(State or other jurisdiction of      (I.R.S. Employer Identification No.)
incorporation or organization)


                      17801 Northwest 2nd Avenue
                      Miami, Florida 33169-5089
         (Address of principal executive offices)  (Zip Code)

   Registrant's telephone number, including area code: (305) 653-5353

       Securities registered pursuant to Section 12(b) of the Act:
                                    None
       Securities registered pursuant to Section 12(g) of the Act:

               Common Stock, $.01 par value per share

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been
subject to such filing requirements for the past 90 days. Yes X   No

  Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

  Aggregate market value of the shares of Common Stock, $.01 par value, held by non-affiliates of the registrant at the closing sales price on February 28, 1995 of $20 1/8: $102,470,583.

  Number of shares of Common Stock, $.01 par value, outstanding at the close of business on February 28, 1995: 11,724,610.

                  DOCUMENTS INCORPORATED BY REFERENCE

  Portions of the registrant's proxy statement for its 1995 Annual Meeting of Shareholders are incorporated by reference into Part III.

                              TABLE OF CONTENTS


GLOSSARY                                                                   iii

                                    PART I

Item 1.     BUSINESS                                                         1
        Background                                                           1
        Business of American Savings                                         3
        Yields Earned and Rates Paid                                         4
        Sources of Funds                                                     5
        Other Retail Activities                                              5
        Lending Activities                                                   6
        Loan Servicing Rights                                               12
        Mortgage-Backed Securities and Investment Securities                13
        Employees                                                           13
        Competition                                                         13
        Regulation                                                          14

EXECUTIVE OFFICERS OF THE REGISTRANT                                        26
        Current Executive Officers of American Savings                      26
        Former Executive Officers of American Savings Who Served
            During the Fiscal Year Ended December 31, 1994                  28

Item 2.     PROPERTIES                                                      29
        Retail Branch Offices                                               29
        Mortgage Offices                                                    30
        Consumer Lending Office                                             31
        Developed Land - Former Retail Branches Not Currently Used          31
        Data Processing Equipment                                           31

Item 3.     LEGAL PROCEEDINGS                                               31

Item 4.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS             34


                                    PART II

Item 5.     MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTERS                                                 34
        Common Stock                                                        34

Item 6.     SELECTED FINANCIAL DATA                                         35

Item 7.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS                             37
        Recent Developments                                                 37
        Financial Condition                                                 37
        Results of Operations                                               44

Item 8.     FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA                     52


Item 9.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
            ACCOUNTING AND FINANCIAL DISCLOSURE                             52

                                   PART III

Item 10.    DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT              52

Item 11.    EXECUTIVE COMPENSATION                                          52

Item 12.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT                                                      52

Item 13.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                  52


                                    PART IV

Item 14.    EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K52

                                   GLOSSARY


401(k) Plan                   A tax-qualified defined contribution benefit
                              plan, under Section 401(k) of the Code

Alabama Bankruptcy Court      The United States Bankruptcy Court for the
                              Middle District of Alabama

ALCO                          Asset/Liability Management Committee

American Savings              American Savings of Florida, F.S.B.


American Savings Common Stock Common Stock, $.01 par value, of American
                              Savings

American Savings Distribution The distribution on March 6, 1990 by Enstar
                              Group of 50% of the issued and outstanding shares of American Savings Common Stock to a trust established for the benefit of Enstar Group's shareholders of record on March 6, 1990

American Securities           American Securities Investment Corp., a wholly-
                              owned subsidiary of American Savings

AMTI Alternative minimum taxable income, as described in Part I, Item 1. Business - "Regulation - Taxation" of this Form 10-K

ARM                           Adjustable rate mortgage

Bank Group                    General Homes' secured lenders, including
                              American Savings, under a revolving credit agreement named in the General Homes Amended
                              Complaint

Bankruptcy Code               The federal Bankruptcy Code

Bankruptcy Plan               Enstar Group's Second Amended Plan of
                              Reorganization, as modified

BHCA                          Bank Holding Company Act of 1956, as amended

BIF                           Bank Insurance Fund, Administered by FDIC

Board                         The Board of Directors of American Savings

Capital Directive             The capital directive entered by OTS, with the
                              consent of American Savings, on January 17,
                              1992, pursuant to Resolution No. ATL 92-3, rescinded on March 1, 1994

Capital Maintenance Agreement The Regulatory Capital Maintenance/Dividend
                              Agreement among Enstar Group, a subsidiary of Enstar Group and the Federal Savings and Loan Insurance Corporation, which was a condition to and became effective upon the acquisition by Enstar Group of American Savings in April 1988

Claim American Savings' allowed claim under the Bankruptcy Plan

CMOs                          Collateralized mortgage obligations

Code                          Internal Revenue Code of 1986, as amended

CRA                           Community Reinvestment Act

Enstar Consolidated Group     The consolidated group of which Enstar Group
                              was the common parent for federal income tax reporting purposes for the period from April 1, 1988 through March 6, 1990

Enstar Group                  The Enstar Group, Inc., formerly having the
                              name Kinder-Care, Inc.

FDIA                          Federal Deposit Insurance Act, as amended

FDIC                          Federal Deposit Insurance Corporation

FHA                           Federal Housing Administration

FHFB                          Federal Housing Finance Board

FHLB                          Federal Home Loan Bank

FHLBA                         Federal Home Loan Bank Act, as amended

FHLB Advances                 Borrowings from the FHLB of Atlanta

FHLB System                   Federal Home Loan Bank System

FHLBB                         Federal Home Loan Bank Board, a predecessor of
                              OTS

FHLMC                         Federal Home Loan Mortgage Corporation

FICO Financing Corporation, a corporation owned by the FHLBs established to issue bonds to partially fund the Federal Savings and Loan Insurance Corporation and, since enactment of FIRREA, issues bonds to partially fund the FRF

FIRREA                        Financial Institutions Reform, Recovery, and
                              Enforcement Act of 1989

First Union                   First Union Corporation

First Union Common Stock      Common Stock, $3.33 1/3 par value per share, of
                              First Union

First Union Subsidiary        A subsidiary of First Union with and into which
                              American Savings would merge under the Merger
                              Agreement, subject to satisfaction of certain conditions, upon consummation of the Merger

Florida Department            Florida Department of Banking and Finance

FNMA                          Federal National Mortgage Association

Form 10-K                     American Savings' Annual Report on Form 10-K
                              for the fiscal year ended December 31, 1994

FRB                           Board of Governors of the Federal Reserve
                              System

gap                           Asset/liability maturity gap

GAAP                          Generally accepted accounting principles

General Homes                 General Homes Corporation

General Homes Amended Complaint
                              The pending amended complaint filed by the General Homes Creditors' Committee on August 16, 1991, described in Part I, Item 3. Legal Proceedings of this Form 10-K

General Homes Creditors' Committee
                              The Unsecured Creditors' Committee designated in General Homes' bankruptcy proceedings described in Part I, Item 3. Legal Proceedings of this Form 10-K

General Homes Plan            Plan of reorganization of General Homes and
                              FGMC, its wholly-owned subsidiary

GNMA                          Government National Mortgage Association

HOLA                          Home Owners' Loan Act of 1933, as amended

interest rate swap            Agreement to assume fixed interest payments in
                              exchange for variable market-indexed interest payments

IRR                           Interest rate risk

LPO                           Loan production office

MBSs                          Mortgage-backed securities

Management's Discussion       Part II, Item 7. Management's Discussion and
                              Analysis of Financial Condition and Results of
                              Operations of this Form 10-K

Merger Proposed merger of American Savings with and into the First Union Subsidiary contemplated by the Merger Agreement

Merger Agreement              Agreement and Plan of Merger, dated as of
                              December 4, 1994, between American Savings and
                              First Union

Merger Effective Date         The effective date of the Merger, as defined in
                              the Merger Agreement

NASDAQ                        National Association of Securities Dealers
                              Automated Quotations System

Note(s) Note(s) to the Consolidated Financial Statements of American Savings and its subsidiaries contained in this Form 10-K

NPV                           Net portfolio value

OTS                           Office of Thrift Supervision of the U.S.
                              Department of the Treasury

PCCRs                         Purchased credit card relationships

PMSRs                         Purchased mortgage servicing rights

QTL                           Qualified thrift lender

                                  V

Refcorp A corporation, owned by the FHLBs, to issue bonds to partially fund the RTC

Riegle Act                    The Riegle Community Development and Regulatory
                              Improvement Act of 1994

RNA                           The Riegle-Neal Interstate Banking and
                              Branching Efficiency Act

REO                           Real estate owned

repos Purchases of securities with simultaneous agreements to resell the securities at a designated price and date

reverse interest rate swaps   Agreements to assume variable market - indexed
                              interest payments in exchange for fixed
                              interest payments

reverse repos                 Sales of securities with simultaneous
                              agreements to repurchase the securities at a designated price and date

SAIF                          Savings Association Insurance Fund,
                              administered by the FDIC

Sallie Mae                    Student Loan Marketing Association

SCLs                          Syndicated corporate loans


SFAS                          Statement of Financial Accounting Standards

TDR                           Troubled debt restructuring

Texas Bankruptcy Court        The United States Bankruptcy Court for the
                              Southern District of Texas

UCUS                          Unimpaired capital and unimpaired surplus

USAF                          United Student Aid Funds

VA                            Veterans Administration

Voting Agreement              Shareholder Voting Agreement, dated as of
                              December 4, 1994, between Enstar Group and
                              First Union pursuant to which among other things, Enstar Group agreed to vote all of its shares of American Savings Common Stock in favor of the Merger and the Merger Agreement

                                    PART I

Item 1.                       BUSINESS

Defined terms used in this Form 10-K have the meanings ascribed to them in the Glossary.

Background

  General

American Savings, headquartered in Miami, Florida, was originally chartered in 1950 by the Florida Department as a mutual savings and loan association and was converted into a Florida capital stock savings and loan association in 1976. On May 14, 1991, American Savings converted into a federally-chartered stock savings bank. American Savings is one of the largest thrift institutions headquartered in Florida based on total assets. At December 31, 1994 American Savings had assets of $3.6 billion and operated a network of 29 retail offices in Dade, Broward and Palm Beach counties, eight LPOs in Florida and two LPOs in Chicago. American Savings is a member of the FHLB System and its deposits are federally insured.

As of January 31, 1995, Enstar Group owned approximately 48.5% of the outstanding shares of American Savings Common Stock. The remaining shares are publicly held and trade on The Nasdaq Stock Market under the symbol "ASFL". Enstar Group is a unitary savings and loan holding company of American Savings.

For further information about the organizational history of American Savings, see Note 1.

  Recent Developments

On December 4, 1994, American Savings and First Union entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, American Savings will merge with and into the First Union Subsidiary. Upon consummation of the Merger, each share of American Savings Common Stock outstanding immediately prior to the Merger Effective Date (expected to be in mid-1995) will be converted into the right to receive that number of shares of First Union Common Stock, equal to the quotient of $21.00 divided by the average of the closing prices of First Union Common Stock as reported on the Composite Transactions Tape of the New York Stock Exchange, Inc. for each of the ten consecutive trading days ending on and including the trading day immediately preceding the Merger Effective Date, with cash in lieu of the issuance of any fractional share interest. Each share of First Union Common Stock issued in the Merger will be accompanied by one right to purchase certain securities under certain circumstances in accordance with First Union's Shareholder Protection Rights Agreement, dated December 18, 1990, as amended. The Merger is intended to constitute a tax free reorganization under the Code.

Immediately following execution of the Merger Agreement, American Savings granted to First Union an option to purchase up to 2,288,700 shares of newly issued American Savings Common Stock (which have been reserved for issuance), for a purchase price per share of $19 9/16; provided that the number of shares for which the option is exercisable shall not exceed 19.9% of American Savings Common Stock outstanding at the time of exercise, without giving effect to the shares issued or issuable under the option. First Union may exercise the option, in whole or in part, at any time following the happening of certain events, including, among others (i) American Savings taking certain actions, without First Union's prior written consent, including, among others, authorizing, recommending or entering into an agreement with any third party to effect (a) a merger, consolidation or similar transaction involving American Savings, (b) any disposition of 20% or more of the consolidated assets or deposits of American Savings, or (c) the issuance, sale or other disposition of 20% or more of the voting power of American Savings; or (ii) the acquisition by any third party of the beneficial ownership, or the right to acquire beneficial ownership, of 20% or more (or if such party is the beneficial owner of 20% or more on December 4, 1994, such party acquires an additional 5% or more) of the voting power of American Savings, without First Union's prior written consent.

In addition, Enstar Group entered into the Voting Agreement pursuant to which, among other things, Enstar Group agreed to vote all of its shares of American Savings Common Stock in favor of the Merger and the Merger Agreement. The Voting Agreement also sets forth certain matters relating to payment of the Claim and certain other allowed claims under the Bankruptcy Plan. The Voting Agreement provides that pursuant to an escrow agreement (the "Escrow
Agreement"), Enstar Group will place in escrow with First Union National Bank of North Carolina, as escrow agent, 3,926,422 shares of American Savings Common Stock held by it (the "Escrowed Shares") pending consummation of the Merger. First Union has agreed to repurchase the shares of First Union Common Stock into which the Escrowed Shares are to be converted on the Merger Effective Date for an aggregate purchase price of $82,454,865.80 to facilitate the payment of the allowed claims of certain creditors of Enstar Group under the Bankruptcy Plan, including payment to the First Union Subsidiary, as successor to American Savings, of all or substantially all of the Claim.

The Merger Agreement also provides that, in connection with the Merger, each holder of a stock option issued pursuant to American Savings' director and employee stock option and incentive plans which is outstanding immediately prior to the Merger Effective Date will receive a cash payment in an amount equal to the excess of $21.00 over the exercise price of the option, and the option will be cancelled.

Consummation of the Merger is subject to certain conditions, including without limitation: (i) receipt of all required regulatory approvals; and (ii) receipt of the affirmative vote of the holders of at least: (a) two-thirds of the issued and outstanding shares of American Savings Common Stock; and (b) a majority of the Public Shares (as defined hereinafter) represented and voted at the meeting of shareholders of American Savings to be held to approve the Merger Agreement and the Merger. "Public Shares" means all of the issued and outstanding shares of American Savings Common Stock other than those beneficially owned (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by Enstar Group, its officers and directors, and the directors and certain officers of American Savings.

The Merger Agreement may be terminated, and the Merger abandoned, at any time prior to the Merger Effective Date (i) by mutual consent of First Union and American Savings; (ii) by either First Union or American Savings (a) if the stockholders of American Savings fail to approve the Merger and the Merger Agreement as described in the preceding paragraph, (b) in the event of a breach by the other party of any representation or warranty contained in the Merger Agreement, which breach is not cured after 30 days' written notice thereof is given to the party committing such breach and which breach would result in a failure to satisfy any of the conditions to the consummation of the Merger Agreement, (c) in the event of a material breach by the other party of any of the covenants or agreements contained in the Merger Agreement, which breach is not cured after 30 days' written notice thereof is given to the party committing such breach; (d) if any required governmental approval has been denied or required to be withdrawn, or the applicable governmental authority has indicated an intention to deny or impose a condition or requirement which generally would materially adversely impact the economic or business benefits to First Union of the Merger; (e) if a court order restrains or prohibits the Merger or any action is taken by any governmental authority which would make the Merger illegal; or (f) if the Merger is not consummated on or before August 25, 1995, provided that the party seeking to terminate the Merger is not in breach of any of the covenants or agreements of the Merger Agreement; (iii) by First Union if the Board fails to recommend the Merger to its stockholders or withdraws, modifies or changes its recommendation of the Merger or the Merger Agreement to the stockholders of American Savings in a manner adverse to First Union; or (iv) by American Savings, if in the exercise of its good faith judgment as to its fiduciary duties to its stockholders the Board determines that such termination is required, and American Savings shall have agreed to a competing transaction.

  Enstar Group Chapter 11 Proceedings

On May 31, 1991, Enstar Group filed in the Bankruptcy Court (Case No. 91-02618) for protection under Chapter 11 of the Bankruptcy Code. Enstar Group's plan of reorganization became effective on June 1, 1992. On August 25, 1993, the Bankruptcy Court confirmed the Bankruptcy Plan in accordance with proposed modifications filed by Enstar Group in May 1993.

The Capital Maintenance Agreement provides that Enstar Group is obligated to maintain American Savings' regulatory capital at required levels. The Capital Maintenance Agreement also provides that if American Savings does not meet a capital ratio test stated in the agreement and Enstar Group fails to infuse sufficient additional equity to restore American Savings' capital ratio to the required level, OTS has the right, among other things, to vote the American Savings Common Stock held by Enstar Group, to remove the Board, or to dispose of any or all of the American Savings Common Stock held by Enstar Group. At December 31, 1990, American Savings did not meet the regulatory capital requirements of OTS. On May 30, 1991, OTS delivered to Enstar Group formal notice of default under the Capital Maintenance Agreement and demanded that Enstar Group immediately infuse into American Savings sufficient equity capital to cause American Savings to comply with its regulatory capital requirements. Enstar Group did not infuse the requisite additional capital.

OTS confirmed, on December 2, 1994, that, to the extent that any transactions contemplated under the Voting Agreement and the Escrow Agreement would require that a conveyance of Escrowed Shares be recorded on American Savings' transfer records, OTS waives the prohibition under the Capital Maintenance Agreement with respect to that recording.

On December 2, 1994 and again on January 26, 1995, OTS agreed to allow Enstar Group to vote the shares of American Savings which it owns.

Generally, under the Bankruptcy Plan, American Savings is entitled to receive 66.66% of all distributions from the bankruptcy estate until American Savings' allowed claim is paid in full, but may not participate in the proceeds from the sale of Enstar Group's American Savings Common Stock, until certain other classes of creditors have been paid in full. Thereafter, American Savings would be entitled to receive all distributions of remaining property, if any, from the estate, including proceeds from the sale of American Savings Common Stock, until its allowed claim is paid in full. In June 1992, Enstar Group's bankruptcy estate distributed $4,006,000 to American Savings, reducing American Savings' allowed claim from $36,000,000 to $31,994,000. American Savings included this distribution in income in 1992. For a discussion of an anticipated distribution in satisfaction of a portion of American Savings' Claim, see Part I, Item 3. Legal Proceedings and Note 25(B).

Under the Bankruptcy Plan, Enstar Group is obligated to sell or distribute the American Savings Common Stock it owns before June 1, 1995, unless otherwise agreed by certain classes of creditors whose claims have not been satisfied. Upon the demand of certain classes of creditors, other than American Savings, for a sale or distribution of a portion of the American Savings Common Stock, Enstar Group would be required within 180 days to either: (i) sell the lesser of the American Savings Common Stock necessary to pay the creditors' claims in full or the class's pro rata share of the American Savings Common Stock, (ii) borrow funds to pay the claims using no more than the creditors' portion of the American Savings Common Stock and certain potential recoveries from litigation as collateral, or (iii) distribute in kind to the creditors, subject to regulatory approval, the lesser of their pro rata share of the American Savings Common Stock or the number of shares necessary to pay their claims in full.

The Bankruptcy Plan, among other things, also provides for (i) the payment of interest at the annual rate of 4.26% on unpaid claims of certain classes of creditors, including American Savings, from June 1, 1992, but only after American Savings' allowed claim is paid in full, (ii) a class of creditors consisting of foreign bearer bond holders who surrendered their bonds after applicable deadlines under Enstar Group's original plan of reorganization, which class will be entitled to distributions only after the Claim is paid in full with interest, (iii) the establishment of a tax reserve to be funded from property of Enstar Group to provide for any state or federal tax obligations, and (iv) a restriction, generally, on the transfer of claims after August 25, 1993. In addition, the Bankruptcy Plan provides that if all other creditors are paid in full, the former Enstar Group shareholders would be entitled to receive a distribution of the remaining property of the estate, if any, pro rata, or, at the option of Enstar Group, shares of new common stock of Enstar Group. Under Enstar Group's plan of reorganization, all of the outstanding shares of Enstar Group common stock were cancelled and new common stock was issued to a trustee. Under the Bankruptcy Plan, the new common stock of Enstar Group held by the estate's trustee continues to be held for the benefit of certain unsecured creditors, including American Savings, but only until their claims are paid in full.

For a discussion of provisions of the Voting Agreement and the related Escrow Agreement addressing the payment of American Savings' Claim, see "Recent Developments."

Business of American Savings

American Savings' principal business is attracting deposits from the public and originating and investing in residential real estate mortgage and consumer loans and investing in MBSs such as those issued or guaranteed by FNMA, FHLMC or GNMA, and has included privately issued MBSs. American Savings' primary sources of revenues are interest earned on mortgage loans and MBSs, fees earned in connection with loans and deposits and income earned on its portfolio of loans serviced for others. Its principal expense is interest incurred on interest bearing liabilities, including deposits and borrowings.

Pursuant to the Merger Agreement, until the consummation of the Merger, American Savings has agreed to operate its business only in the ordinary and usual course, consistent with past practice, subject to restrictions contained in the Merger Agreement. For further information regarding American Savings' conduct of its business operations prior to the Merger, see Management's Discussion - "Recent Developments." American Savings' operating strategy has emphasized traditional thrift activities uniquely suited to community needs through the expansion of its retail banking activities and loan originations. In particular, efforts to achieve continuing core earnings focus primarily on strengthening (1) originations of residential first and second mortgage loans and multifamily first mortgage loans on existing properties, (2) the indirect automobile lending business, (3) residential land and construction lending and
(4) student lending. In 1994, American Savings continued its efforts to become a super community bank and to broaden and deepen banking relationships, through service, product diversification, sales energy and a concern for its customers' needs, while continuing to follow solid credit principles and seeking to manage its costs and interest rate risk effectively. American Savings expects to continue this operating strategy as permitted under the Merger Agreement.

American Savings' operations are influenced by general economic conditions, policies of the federal government and regulatory policies of governmental authorities. Deposit flows and interest costs to American Savings are influenced by interest rates on competing investments and market interest rates. Additionally, American Savings' loan originations and yields thereon, and the level of prepayments on such loans are affected by market interest rates on loans and additional factors affecting the supply and demand for housing and other major consumer purchases.

Yields Earned and Rates Paid

American Savings' operating results depend to a significant degree on the spread between the interest income it receives from loans and investments and the interest cost of deposits and borrowings. Certain statistical data regarding the yield on interest-earning assets and the cost of interest-bearing liabilities is set forth below:


                                           At
                                       December 31,                Years Ended December 31,
                                          1994             1994             1993              1992
     Average yield on MBSs               5.72 %            5.38 %           5.59 %            7.31 %
     Average yield on loans              7.16 %            6.76 %           6.92 %            8.47 %
     Average yield on assets
       available for sale                5.56 %            5.20 %              -                 -
     Average yield on assets held
       for sale                          7.78 %            7.15 %           6.64 %            6.44 %
     Average yield on investments        7.17 %            6.40 %           5.35 %            4.35 %
     Average yield on all
       interest-earning assets           6.67 %            6.24 %           6.28 %            7.39 %
     Average rate paid on deposits       3.99 %            3.51 %           3.55 %            4.81 %
     Average rate paid on borrowed
       funds                             5.79 %            4.65 %           5.18 %            6.04 %
     Average rate on all
       interest-bearing liabilities      4.49 %            3.80 %           3.89 %            5.03 %
     Interest rate spread                2.18 %            2.44 %           2.39 %            2.36 %
     Net interest margin                 2.26 %            2.50 %           2.43 %            2.30 %
     Return on average total assets       N/A              0.58 %           0.93 %            1.40 %
     Return on average common equity      N/A              9.16 %          15.14 %           29.17 %
     Average common equity to average
        total assets                      N/A              6.29 %           6.12 %            4.80 %
     Dividends declared per share
       to net income per share            N/A               N/A              N/A               N/A
     N/A = not applicable

See Management's Discussion - "Results of Operations."

Sources of Funds

  General

The largest source of funds for American Savings is deposits. However, currently, American Savings' sources of new funds are primarily MBSs, CMOs and loan repayments and reverse repos and borrowings from the FHLB of Atlanta. Scheduled MBS, CMO and loan repayments are a relatively stable source of funds, while MBS, CMO and loan prepayments and deposit flows may vary widely. See Management's Discussion - "Financial Condition -Changes in Consolidated Financial Condition," "Asset/Liability Management" and " - Results of Operations - Net Interest Income."

  Deposits

Deposits have traditionally been American Savings' primary source of funds for lending, investing and other general business purposes. In 1994, American Savings continued to pursue its goal of developing its retail customer base in southeast Florida through a network of retail branch offices in Dade, Broward and Palm Beach Counties. American Savings has implemented innovative programs and products to attract additional customers and to maintain its relationships with existing customers by developing community oriented banking initiatives that specifically address the needs of its customers. These actions are designed to improve overall profitability of the retail banking franchise by increasing market penetration and enhancing household relationships.

Regulatory authorities do not prescribe a maximum rate of interest that American Savings may pay on deposits other than demand deposits, on which the payment of interest is prohibited. American Savings does not have and does not intend to acquire deposits through brokers. See Note 14 for the composition of scheduled maturities and interest expense by type of American Savings' deposits.

If American Savings were completely liquidated, accountholders' claims for the amounts of their deposit accounts would have priority over payments to shareholders and would receive the protection of insurance by the FDIC up to applicable limits. Other than these claims and this protection, accountholders would have no other interest in the value of American Savings.

  Borrowings

American Savings borrows funds from the FHLB of Atlanta on the security of the FHLB capital stock owned by it and certain of its MBSs and first mortgage loans pledged as collateral. For further information regarding FHLB Advances see "Regulation - Federal Law - Federal Home Loan Banks" and Note 16.

American Savings also obtains funds from short-term borrowings, which are principally composed of reverse repos. For further information regarding short-term borrowings, see Note 15. Reverse repos are deemed to be secured borrowings and are normally executed for short terms, typically less than 90 days. The proceeds are generally used to fund loan originations, purchase loans and securities or compensate for deposit fluctuations. American Savings limits excess collateralization of reverse repos to amounts allowed under FHLBB Memorandum R6-2.

On February 1, 1989, American Savings issued $150,000,000 aggregate principal amount of fixed-rate, 9.75% Mortgage-Backed Notes, Series C due February 1, 1994. American Savings replaced these borrowings with reverse repos in 1994. See Notes 15, 16, 17 and 19 for further information regarding borrowed funds of American Savings and related collateral and interest rate exchange agreements.

Other Retail Activities

American Savings leases office space in its retail facilities to American Securities, which contracts with an unaffiliated company (licensed as a securities broker/dealer) for the distribution of securities to the public, including American Savings' customers. American Securities also subleases space to a corporate affiliate of the third party to distribute insurance products, such as annuities. The U.S. Supreme Court has upheld rulings of the Comptroller of the Currency authorizing national banks to sell annuities. The impact of this decision on the ability of financial institutions in Florida to offer insurance products directly or through third party providers is under review by a Florida appellate court. Pretax income from these retail activities amounted to $1,674,000 and $1,240,000 for the years ended December 31, 1994 and 1993, respectively. The income expected to be derived from these activities in 1995 is not expected to remain at 1994 levels.

Lending Activities

  General

American Savings' lending operations currently are divided into the following primary lending functions: permanent residential real estate lending, residential land and construction lending, commercial real estate lending and consumer lending (including automobile loans, guaranteed student loans and home equity lines of credit). See "Regulation - Federal Law - Loans to One Borrower" and " - Qualified Thrift Lender" regarding restrictions on American Savings' lending activities. See "Regulation - Florida Law" for a discussion of the maximum interest rates American Savings may charge on loans.

The following table sets forth a summary of American Savings' loan portfolio and the percentage of each category to total loans for the dates presented.


                                                    Loan Portfolio
                                                 (dollars in thousands)

                                                                      December 31,
                                   1994                1993              1992               1991             1990
     Permanent Residential
       Mortgages
         First mortgage loans
           Fixed rate           $   386,775   19%  $  415,646   26%  $  353,571   29%   $  375,503   36%   $374,881  31%
           Variable rate          1,001,435   50      824,040   51      597,494   48       268,596   26     288,119  23
         Second mortgage loans      256,380   13      115,389    7       24,016    2         -        -         -     -
     Residential Construction
       and Land Loans                78,523    4       35,915    2        9,371    1        28,516    3      66,715   5
     Commercial Real Estate
       Construction                   2,633     -       1,602    -        1,150    -         8,070    1      16,600   1
       Permanent                    105,422     5      77,017    5       86,948    7        90,936    9     106,161   9
       Other                          1,555     -       2,717    -       14,663    1         7,030    1      11,511   1
     Corporate                       13,191     1      22,168    1       53,046    4       120,585   11     195,289  16
     Consumer                       168,395     8     123,360    8       97,213    8       141,192   13     169,371  14
                                  2,014,309   100%  1,617,854  100%   1,237,472  100%   $1,040,428  100% $1,228,647 100%
     Less
       Unearned fees and net
         (premiums) discounts        (1,135)            1,219             5,625              6,703           7,682
       Net purchased
         (premiums) discounts       (13,131)          (18,025)           (8,934)               252             105
       Purchase valuation
         discounts                    3,582             5,989             7,153              9,881          12,571
       Undisbursed commitments       57,782            30,708            22,246             48,339          77,695
       Allowance for losses          19,087            20,452            35,435             29,933          45,330
                                 $1,948,124        $1,577,511        $1,175,947         $  945,320      $1,085,264

The following table sets forth information at December 31, 1994 regarding amounts of loans maturing in American Savings' portfolio based on contractual terms to maturity. Loans having no stated schedule of repayments or stated maturity are reported as due in one year or less.


                                  Maturity Table
                                  (in thousands)

                                           Residential
        Due in the            Permanent    Construction     Commercial
       Years Ending          Residential     and Land      Real Estate    Corporate     Consumer       Total
       December 31,             Loans         Loans           Loans         Loans        Loans         Loans
          1995               $      471      $ 25,893      $  25,074       $    494    $  24,587    $   76,519
          1996                    3,224        26,811            945          3,128        8,277        42,385
          1997                    8,523        25,819         11,687          6,666       10,750        63,445
          1998-99                22,724             -         16,890            980      122,287       162,881
          2000-2004             298,687             -         36,253          1,923        2,310       339,173
          2005-2009             290,028             -         15,640              -          144       305,812
          2010-thereafter     1,020,933             -          3,121              -           40     1,024,094
                             $1,644,590      $ 78,523      $ 109,610       $ 13,191    $ 168,395     2,014,309


     Less:
       Undisbursed portion of loans in process                                                          57,782
       Unearned fees, premiums and discounts                                                           (10,684)
       Allowance for loan losses                                                                        19,087
       Total loans, net                                                                             $1,948,124


     Total fixed rate loans due after one year                                                      $  845,401
     Total variable rate loans due after one year                                                    1,092,389
     Total loans due after December 31, 1995                                                        $1,937,790


Further information concerning the composition of American Savings' loan portfolio is set forth in Note 9.

Real property securing American Savings' loans is required to be appraised by qualified independent appraisers selected and approved by (or, in the case of purchased loans, acceptable to) American Savings in conformity with the rules and regulations of applicable governmental authorities. Title, fire and hazard insurance is required on property securing real estate loans. Additionally, builders' risk and liability insurance is required on residential land and construction loans and liability insurance is required on commercial real estate loans. Depending on the location of the property, flood insurance may also be required. Under American Savings' policy, multifamily residential loans greater than $1,000,000, permanent residential real estate loans and residential land and construction loans greater than $500,000, all construction revolving lines of credit, affordable multifamily loans and residential acquisition and development loans must be approved by American Savings' Credit Committee. Any extension of credit to one borrower greater than 8% of tangible capital ($12,272,000 at December 31, 1994) must be approved by the Board.

  Permanent Residential Lending

First Mortgage Loans. American Savings originates first mortgage loans on existing residential property primarily through commissioned loan officers working out of eight LPOs located in Florida. During the years ended December 31, 1994 and 1993, American Savings originated $70,369,000 and $94,007,000, respectively, through its LPOs. Additionally, during the second quarter of 1993, American Savings capitalized on new regulations which allow controlled business arrangements by entering into a marketing arrangement with south Florida's largest independent real estate brokerage firm, The Keyes Company, to provide mortgages and related settlement services to the buyers of Keyes homes through a separate sales and processing staff dedicated to the realty sales associates in the 26 Keyes offices in south and central Florida. In 1994 and 1993, American Savings originated $29,147,000 and $10,966,000, respectively, of residential mortgage loans under this arrangement. American Savings has established a wholesale residential loan program to originate loans through a network of independent mortgage brokers, mortgage bankers and financial institutions throughout Florida. In 1994 and 1993, American Savings originated $180,964,000 and $27,887,000, respectively, of residential mortgage loans through its wholesale lending program.

American Savings originates fixed and variable interest rate first mortgage loans having terms to maturity of not more than 30 years, including, among others, balloon loans having terms to maturity of not more than seven years and ten year fully amortizing fixed-rate loans. Due to the interest rate risk associated with the holding of fixed-rate first mortgage loans combined with short-term sources of funding, American Savings has elected to sell all originations of fixed-rate first mortgage residential loans having a maturity of greater than ten years, the majority of which are sold with servicing retained. While this strategy eliminates the interest rate exposure on these loans from a portfolio investor standpoint, there remains the risk associated with adverse movements in interest rates from the date an interest rate commitment is issued to the final sale and delivery of the loans. American Savings actively addresses this loan pipeline interest rate risk through forward committed loan sales. American Savings currently intends to retain in its portfolio variable-rate first mortgage loans bearing interest at a rate adjusted within seven years from the origination date, balloon loans having terms to maturity of not more than seven years and ten year fully amortizing fixed-rate loans. See Management's Discussion - "Financial Condition - Asset/Liability Management."

Eligible FHA and VA loans generally are securitized by American Savings as MBSs guaranteed by GNMA. Eligible fixed-rate conventional mortgage loans from time to time are securitized primarily through FNMA. American Savings also originates loans over agency size limits (jumbos), generally using agency underwriting standards, retaining variable rate jumbos bearing interest at a rate adjusted within seven years from the origination date and loans having an original term of ten years or less, selling other jumbos through private parties, and retaining loan servicing rights whenever possible. See "Loan Servicing Rights."

Generally, American Savings' residential first mortgage loans are secured by single family detached dwellings and one-to-four family townhomes and certain condominiums. These loans are generally long-term (15 to 30 years) and amortize on a monthly basis with principal and interest due each month. American Savings permits loan-to-value ratios of up to 90% generally, and up to 95% occasionally, on conventional loans. Such loans exceeding an 80% loan-to-value ratio require placement of private mortgage insurance. Loan-to-value ratios on FHA and VA loans, up to the maximum loan amounts permitted by FHA and VA, may be higher than 95%. In its expanding commitment to affordable housing and its CRA responsibilities, American Savings offers several loan programs involving loan-to-value ratios of up to 97% and more flexible underwriting standards. Because of refinancings and prepayments, residential first mortgage loans generally remain outstanding for shorter periods than stated. Whether residential mortgage loans bear interest at a fixed or an adjustable rate depends upon consumer demand, which is influenced by market conditions. During 1994, the majority of residential mortgage loans originated by American Savings were variable rate loans.

American Savings also purchased in the secondary market five-and seven-year balloon and variable-rate residential first mortgage loans, MBSs and, in the past, CMOs. Although loan origination volumes were sufficient to cover loan repayments and pay-offs in 1994, these purchases were required as originations were not sufficient to cover reinvestment and asset growth needs in 1994. See Management's Discussion - "Financial Condition - Changes in Consolidated Financial Condition," "Results of Operations" and "Asset/Liability Management."

Second Mortgage Loans. In 1992, American Savings commenced originating traditional residential second mortgage loans through commissioned employees based in the LPOs, receiving referrals from mortgage brokers, financial advisers and home improvement dealers, as well as retail branches. In order to increase the volume and expand the geographical diversification of this activity, during 1994, American Savings opened two LPO offices in Chicago, Illinois. Second mortgage loans are in fixed principal amounts, for fixed terms of up to 20 years, amortizing on a monthly basis over a period of 15 to 30 years, with a balloon payment of any unpaid principal remaining at maturity, with principal and interest due each month, and bearing interest at fixed rates. They are secured by single and one-to-four family homes, townhomes and certain condominiums. American Savings permits loan-to-value ratios of up to 85% generally. Because of refinancings and prepayments, second mortgage loans generally remain outstanding from 3-1/2 to five years. Because of the junior lien on the property, these loans inherently involve greater credit risk than residential first mortgage loans. However, American Savings is in a first lien position for approximately 70% of the loans originated through December 31, 1994 under this program. American Savings believes its credit risk on second mortgage loans is managed through prudent underwriting standards and rigorous monitoring of the quality of loans submitted by each broker. Second mortgage originations amounted to $158,229,000 and $98,660,000 in 1994 and 1993, respectively.

  Residential Land and Construction Lending

American Savings' real estate lending also encompasses builder products for single family residential properties, which include construction loans converting to permanent loans upon sale of the dwelling (construction/permanent loans), custom construction/permanent loans to owners, loans on model and unsold inventory units, improved lot acquisition loans or refinancings and construction revolving lines of credit. For this purpose, an "improved lot" is defined as a residential plot of land (i) which has had appropriate water and sewer mains installed to the site, (ii) roadways completed, (iii) telephone and electric utility service made available, (iv) which is located in a subdivision or area which a plat has been recorded, and
(v) for which all appropriate governmental approvals have been obtained, including zoning to allow for the construction of a residential dwelling. During 1994, American Savings reinstituted its program to provide financing for the acquisition and development of unimproved residential property. Residential acquisition and development loans are designed to provide financing to developers to purchase and subsequently develop raw land into improved residential lots. American Savings has no plans to finance land held for speculative purposes.


Originations of residential land and construction loans are primarily from builders, developers, real estate brokers and other businesses which have previously borrowed from American Savings and new customers that approached or were solicited by American Savings. American Savings actively solicits loans to finance the acquisition of, and construction upon, improved residential lots. The builders currently targeted as potential borrowers are located in Dade, Broward and Palm Beach Counties, Florida and build moderately priced homes; however, further geographic expansion may be considered.

Residential land and construction loans generally involve larger exposures to single borrowers than permanent residential first mortgage loans. The projects themselves are subject to adverse conditions in the real estate market and the general economy. Performance of those loans depends in part on the timing of sales of finished houses. Construction loans on presold units are normally made for terms of up to 12 months and are limited to a maximum 80% loan-to-value ratio. Other maximum terms for residential land and construction loans are 24 months for models, 12 months for unsold homes, nine months for improved lots acquired by individuals, and 36 months for improved lots acquired by builders, and the maximum loan-to-value ratio for these loans generally is 75%. Loans to finance construction on or acquisition of improved lots generally bear floating interest rates. These loans also generally provide for interest-only payments until construction is completed. Residential acquisition and development loans are made for terms not to exceed 36 months, the maximum loan-to-value ratio for these loans generally is 75% and the borrower is generally required to have minimum cash equity of 20% of total acquisition and development costs.

Multifamily Loans. American Savings has a program to finance acquisition of and refinance existing multifamily rental housing. Originations of these loans are primarily from brokers and new customers that approach or are solicited by American Savings. American Savings originates these loans through non-commissioned loan officers.

Multifamily loans generally involve larger exposures to single borrowers than permanent residential first mortgage loans. The projects themselves are subject to adverse conditions in the real estate market and the general economy. Performance substantially depends on the leasing of the projects. American Savings' underwriting standards include, among other criteria, the borrower's creditworthiness and experience, the loan-to-value ratio based upon appraisal and the ability of a project to produce a positive cash flow after payment of debt service. Loans originated for acquisition or refinancing of existing multifamily rental housing generally bear fixed interest rates, do not provide for interest-only payments or interest reserves, have maturities of up to seven years with 30-year amortization (although they may be repaid earlier), and are generally limited by loan-to-value ratios of up to 75% (or equivalent exposure with additional collateral).

During 1994, American Savings participated in the financing for the construction of two high rise condominium projects located in the south Florida area and anticipates expanding its real estate lending business during 1995 to include construction and permanent financing for various types of commercial real estate projects, including multifamily rental projects, condominiums, office buildings, retail centers and industrial/warehouse properties. These loans require a minimum 15% cash equity of the borrower, are generally limited by loan-to-value ratios of up to 75% and require completion guarantees.

  Consumer Lending

Over 80% of the consumer loans in American Savings' portfolio are fixed interest rate automobile loans, substantially all of which were purchased (non-recourse) from automobile dealers located in Florida. Through
August 1992, American Savings purchased automobile finance contracts from automobile dealers on a limited basis, compensating dealers with a flat fee for each contract purchased. American Savings determined in September 1992 to revitalize its indirect automobile lending program. Since then, American Savings has purchased automobile finance contracts from dealers and has commenced paying dealers a fee, as stated in a published rate and term schedule in effect at the time of purchase, based upon the spread between American Savings' retention rate (i.e., the minimum rate acceptable to American Savings for these contracts) and the annual percentage rate of interest stated in the contracts. During 1994, American Savings opened an LPO in Maitland, Florida to serve the central Florida market. American Savings continues to originate direct automobile loans to individuals from its branches. Terms are generally 60 months and may be as long as 66 months. The credit decision is based primarily on the credit of individuals rather than on the value of collateral. Physical damage insurance is required. The amount loaned covers the purchase price of the vehicle, taxes and related insurance premiums, less required borrower equity. Prior to purchase, American Savings' credit personnel review the loan application, consumer credit reports, description of the collateral and terms of the purchase contract.

American Savings also originates guaranteed, unsecured loans to finance the education of students attending two-and four-year colleges and selected vocational schools located in Florida. In 1994, American Savings expanded its markets to Alabama, Georgia and Texas. Student loans carry fixed or adjustable interest rates, depending upon the applicable loan program. Loans are underwritten and serviced by agents of Sallie Mae or USAF. Management intends to sell these loans to Sallie Mae or USAF when the first installment payment becomes due, generally six months after termination of education or, on the average, three years after origination, under arrangements by which USAF and Sallie Mae have guaranteed to purchase them for prices not less than their outstanding principal amounts. Accordingly, American Savings classifies these loans as held for sale. Congress has enacted a law modifying and expanding the federal direct lending pilot program, with the goal of replacing guaranteed lending now provided by financial institutions under a federal program with direct government loans in 1997. Federal capital and schools would largely replace private capital and financial institutions, including American Savings, as loan originators. Because of the current modest size of American Savings' student loan portfolio and minimal capital investment, American Savings' management currently believes that American Savings will not experience any material adverse effect from this law.

American Savings offers through its retail branches revolving home equity lines of credit at variable interest rates, secured by second mortgages on residences in southeast Florida, and loans secured by American Savings certificates of deposit. The combined maximum principal amount of the home equity line of credit and any more senior mortgage on the property generally may not exceed an 80% loan-to-value ratio. Loan applications are reviewed by American Savings' lending personnel. Appraisals are required for home equity lines of credit in excess of $50,000 and, depending on the borrower's equity, for some lines under $50,000. Hazard insurance and, where applicable, flood insurance are required.

  Corporate Loans

American Savings' corporate loan portfolio, which consists primarily of SCLs, has been significantly reduced since 1990. SCLs are considered by management to involve higher risk because of the size of such loans and the uncertain cash flows of the borrowers. American Savings will continue to take advantage of all opportunities to further reduce its SCLs portfolio and has no current plans to invest in further SCLs. See Note 9.

  Asset Quality

American Savings' Credit Committee provides senior management oversight and ongoing review of American Savings' asset portfolios. Under the regulations administered by OTS, American Savings, like all savings institutions, is required to classify problem assets as "substandard," "doubtful" and "loss." American Savings classifies its loans based upon, among other factors, collateral values and a borrower's ability to meet its loan payment obligations. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected. Doubtful assets have the same weaknesses with the additional characteristic that the weaknesses make collection or liquidation in full (on the basis of currently existing facts, conditions and values) highly questionable and improbable. Assets classified as loss are considered uncollectible and of such little value that their continuance as assets without a specific valuation allowance is not warranted.

Assets designated as "special mention" do not require specific valuation allowances, nor adverse classification, but nonetheless possess credit deficiencies or potential weaknesses deserving management's close attention.

American Savings reviews the adequacy of the allowances for loan and real estate losses on a periodic basis and charges the related provisions for such losses to operations during the related period. Allowances for losses on loans and real estate are based on a review of loss experience, loan balances, delinquent loans, real estate acquired and other factors beyond American Savings' control which may affect the ultimate collectibility of loans and realization from real estate acquired.

Management believes that allowances for losses on loans and real estate are adequate at December 31, 1994. However, while management uses currently available information to recognize losses on these assets, future additions to the allowances may be necessary based on changes in economic conditions, deterioration of the creditworthiness of borrowers, the value of the underlying collateral or other factors. American Savings' determination as to the classification of its assets and the amount of its valuation allowances is subject to review, as an integral part of the periodic examination process by OTS and the FDIC, each of which can, among other things, modify any asset classification or order the establishment of additional general or specific valuation allowances. Such agencies may require American Savings to recognize additions to the allowances based on their judgments of information available
to them at the time of their examination.   American Savings' last examination
was completed on August 26, 1994. For a discussion of loan and real estate loss reserves, see Note 11 and Management's Discussion - "Financial
Condition - Changes in Consolidated Financial Condition - Asset Quality."

The following table indicates the dollar amounts (in thousands) and the ratio to American Savings' consolidated total assets of American Savings' loans in each of the following categories as of each of the following dates:



                              December 31,      December 31,       December 31,       December 31,      December 31,
     Category                    1994               1993              1992                1991              1990
    Past due loans        $   471    0.01%   $   382   0.01%         -      -     $  1,413  0.04%   $    149     -
     Nonaccrual loans,
      including
      nonaccrual TDRs(1)    17,313    0.49%    19,042   0.61%   $34,629   1.17%      71,381  2.12%   $ 75,455   1.71%
     Amounts due from
      Enstar Group, net         -        -          -      -          -      -            -     -     160,736   3.65%
     TDRs, excluding
      nonaccrual TDRs(1)    17,410    0.49%    17,583   0.56%    18,353   0.62%       1,061  0.03%     17,561   0.40%

     Other potential
      problem loans(2)      11,127    0.31%    18,673   0.60%    15,730   0.53%      28,206  0.84%     12,833   0.29%

     (1)   At December 31, 1994, 1993, 1992, 1991 and 1990, nonaccrual loans include nonaccrual TDRs amounting to
           $8,161,000, $11,635,000, $21,346,000, $50,228,000 and $29,556,000, respectively.
     (2)   At December 31, 1994, other potential problem loans are comprised of commercial real estate loans.

A "past due" loan is an accruing loan which is contractually past due 90 days or more as to principal or interest payments. A "nonaccrual loan" is a loan accounted for on a nonaccrual basis. American Savings' policy is to exclude from income interest on loans which are ninety days or more delinquent and for which the ultimate collectibility of the interest is doubtful. Additionally, a loan may be placed on nonaccrual status if, in management's opinion, conditions warrant. Interest payments on nonaccrual loans are recognized as income only to the extent of cash payments received; or, if there is doubt as to ultimate collectibility of the loan, such payments are applied as a reduction of the loan carrying amount. A TDR is a loan as to which American Savings, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that American Savings would not otherwise consider, which concession either stems from an agreement between American Savings and the debtor or is imposed by law or a court. As an alternative to American Savings' acquiring the collateral in settlement of the loan, a TDR may include changing or extending repayment terms or reducing the stated interest rate or amounts of principal and interest due, in order to recover as much of American Savings' investment as possible, at the highest yield. An "other potential problem loan" is a loan which, pursuant to the evaluation by American Savings' Credit Committee, demonstrates characteristics which may result in such loan becoming past due, nonaccrual or a TDR in the foreseeable future. See Note 9.

If a borrower fails to remit a required payment on a loan within the customary grace period, American Savings takes steps to determine the reason for and to correct the delinquency, and initiates remedial action. American Savings' collection and foreclosure practices for residential real estate loans follow those outlined by regulatory authorities and adopted by FNMA, FHLMC, VA, FHA, the U.S. Department of Housing and Urban Development and private mortgage insurance companies, as applicable. American Savings' policy is to exclude from income interest on loans which are 90 days or more delinquent and for which the ultimate collectibility of the interest is doubtful. A loan may also be placed on a nonaccrual status if, in management's opinion, conditions warrant.

The gross interest income that would have been recorded for the fiscal year ended December 31, 1994 if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, and the amount of interest income on those loans that was included in consolidated net income for that period, were $3,093,000 and $248,000, respectively, for nonaccrual loans (including nonaccrual TDRs) and $1,924,000 and $1,080,000, respectively, for TDRs (excluding nonaccrual TDRs).

At December 31, 1994, REO includes $7,616,000 carrying value of real estate acquired in settlement of loans, consisting of $2,175,000 carrying value of commercial real estate acquired, $4,864,000 carrying value of residential real estate acquired, and $577,000 carrying value of loans accounted for as in-substance foreclosures, all of which are commercial loans. These carrying values, net of reserves, are equal to the lower of cost or fair market values of the respective properties at year-end. Fair market value is based on current appraisals reduced by an estimate of net holding costs, including interest and selling expenses, for the period the property is expected to be held prior to sale. Management believes that reserves relating to real estate acquired in settlement of loans are adequate at December 31, 1994. Although management uses currently available information to recognize losses on sales of these assets, future additions to the reserves may be necessary based upon changes in economic conditions and in the values of these properties and increases in expenses of preparing these properties for sale.

Loan Servicing Rights

Generally, American Savings retains servicing rights on loans it originates and sells, purchases loans together with the related servicing rights and purchases servicing rights without the related loans through flow agreements and bulk purchases. American Savings derives fees, including, among others, late charges and assumption fees, for providing the servicing of mortgages. From September 1990 through September 1993, American Savings also derived fees from the servicing of automobile loans for others. American Savings has no current plans to service automobile loans for others in the future. For a discussion of loan servicing fees, see Management's Discussion -"Results of Operations - Core Income Included in Operating Income - Loan Servicing Fees, Net" and Part II, Item 6. Selected Financial Data.

Mortgage-Backed Securities and Investment Securities

The following table presents the maturity distribution and weighted average yield of securities and MBSs owned by American Savings as of December 31, 1994. Amounts presented represent the carrying values of such securities.


                                      Securities and MBSs Yield by Maturity
                                                 (dollars in thousands)

                                                   After 1 But       After 5 But
                               Within 1 Year     Within 5 Years    Within 10 Years   After 10 Years         Total
                               Amount  Yield     Amount   Yield     Amount   Yield   Amount   Yield     Amount    Yield
     Available for Sale
       Common stock of FNMA   $      -    -%    $      -     -%    $      -     -%  $     93     -%   $       93    -%
       Agency MBSs                   -    -       90,955   5.9            -     -     68,234   5.1       159,189  5.6
                              $      -    -%    $ 90,955   5.9%    $      -     -%  $ 68,327   5.1%   $  159,282  5.6%

     Held to Maturity
       U.S. Government and
         Agency obligations    $ 2,983  5.5     $114,049   6.8%    $      -     -%  $      -     -%   $  117,032  6.8%
       Corporate debt
         obligations                 -    -            -     -        2,987  10.2          -     -         2,987 10.2
       Other debt securities         -    -          250   7.5        1,055   7.3          -     -         1,305  7.3
       Agency MBSs                   -    -            -     -      136,524   5.6    325,636   5.3       462,160  5.4
       Private pass-through
         MBSs                        -    -      101,001   5.8            -     -    383,060   5.8       484,061  5.8
       CMOs                          -    -            -     -            -     -     14,009   9.0        14,009  9.0
                               $ 2,983  5.5%    $215,300   6.4%    $140,566   5.8%  $722,705   5.6%   $1,081,554  5.8%

For a further description of American Savings' investments in repos, securities and MBSs, see Notes 4, 5, 6 and 8.

Employees

As of December 31, 1994, American Savings employed 725 full-time employees. Employees of American Savings are not represented by any union or other collective bargaining agreement. Management considers relations with its employees to be satisfactory. For a discussion of certain employee benefit plans of American Savings, see Note 21.

Competition

American Savings' retail branch offices serve three counties, Dade, Broward and Palm Beach, in southeast Florida. The entry into Florida of additional full-service financial institutions headquartered outside of the state has slowed and the number of American Savings' competitors has continued to decline as a result of acquisitions and consolidations of failed institutions. However, the strength and national reputation of American Savings' remaining competitors, coupled with their marketing efforts, has continued to intensify competition. Competition for deposits from investments other than financial institution deposits also has increased. Additionally, there continues to be increased competition for loan originations as mortgage bankers and financial institutions expand retail and wholesale lending activities into and throughout Florida. For a discussion of interstate banking which may impact competition, see "Regulation - New Legislation - Interstate Banking."

  Deposits

As a result of increases in interest rates in the nation's money markets during 1994 and the decrease in returns from the equity and bond markets, consumers have begun to reevaluate traditional banking products as investment vehicles. In American Savings' primary market area, southeast Florida, American Savings experiences strong competition for deposits from other savings institutions and commercial banks, brokerage firms and insurance companies, many of which have nationwide retail networks. As interest rates increase, additional competition for deposits comes from money market funds and corporate and government debt securities. In addition to offering competitive rates, American Savings attracts deposit customers through its experience and responsiveness to the needs of its customers (primarily middle income, retired persons), a variety of innovative services and programs offered, the convenience of office locations relative to its customer base and, to a lesser extent, advertising.

According to the Florida Bankers Association: (1) At June 30, 1994, American Savings' statewide deposits represented 1.32% of total deposits of commercial banks and thrift institutions and 4.62% of total thrift institutions' deposits, as compared to 1.26% and 4.02%, respectively, as of June 30, 1993; and (2) American Savings' deposit market shares, against total deposits of commercial banks and thrift institutions and against total thrift institutions' deposits, and American Savings' rank against all commercial banks and thrift institutions, by county in which American Savings' retail branch offices are currently located, are as follows:


                                                     Market Share by County
                                                                                     Rank Against
                                      Commercial Banks                             Commercial Banks
                                         And Thrifts      Thrifts Only                and Thrifts
           County                       1994     1993     1994     1993              1994     1993
           Dade                         2.47%    2.31%    7.77%    7.20%               9        9
           Broward                      4.45%    4.21%    7.87%    7.42%               8        9
           Palm Beach                   2.93%    2.69%    5.84%    5.29%               9       12

  Lending

American Savings' primary market area for loan originations is Florida. However in 1994, second mortgage loan origination activities were expanded to Chicago, Illinois, and the surrounding areas and student loan originations were expanded to Alabama, Georgia and Texas. Competition in lending activities remains strong and comes primarily from commercial banks, mortgage bankers, mortgage brokers and, to a lesser degree, other savings institutions, insurance companies, finance companies, and direct financing programs by builders and real estate firms. The primary factors in competing for loans are interest rates, loan fees and charges, types and variety of loan products offered and the quality of service to borrowers. According to TRW Market Data, American Savings' conventional mortgage market share in south Florida (Dade, Broward and Palm Beach Counties) has increased from 1.06% in 1993 to 2.29% in 1994.

Regulation

  General

As a member of the FHLB System with deposits insured through FDIC by SAIF, American Savings is subject to supervision, examination and regulation by OTS and FDIC, and also is subject to the regulations of the FRB and the FHFB. Generally, to the extent that state and federal law or regulations address the same subject matter and are applicable to American Savings, American Savings is subject to the more restrictive requirement, except to the extent that a less restrictive federal law expressly preempts the more restrictive state law, such as usury law.

In addition to law and regulation, American Savings is subject to the terms of the Capital Maintenance Agreement.

  New Legislation

The Riegle Act, passed in September 1994, rolled several proposals into a single bill for funding for community development, reduction of regulatory paperwork burdens of banks, small business securitization, consumer protection, currency transaction reporting reforms and reforms to the National Flood Insurance programs. Currently, management is evaluating the impact of this legislation.

Interstate Banking. The RNA, passed in September 1994, removes state law barriers to acquisitions in all states, and allows multi-state banking operations to merge into a single bank with interstate branches. Interstate banking and branching authority will be subject to certain conditions and restrictions, such as capital management and CRA compliance. Interstate banking and branching will be effective September 1995 and June 1997, respectively. This legislation reversed prior laws which prohibited a bank holding company from acquiring control of a bank or a bank holding company located outside the state in which the operations of its banking subsidiaries were principally conducted, unless such acquisition was specifically authorized by the laws of the state in which the bank or bank holding company to be acquired was located.

  Federal Law

Regulatory Capital. Both OTS and FDIC have promulgated regulations setting forth capital requirements applicable to savings institutions. The effect and interrelationship of these regulations are discussed below.

  OTS

Savings institutions must meet specific OTS capital standards. Capital calculated pursuant to OTS regulations varies substantially from capital calculated pursuant to GAAP. The capital requirements consist of three standards -- a leverage limit (core capital requirement), a tangible capital requirement and a risk-based capital requirement.

Leverage Limit. The leverage limit requires savings institutions to maintain core capital of at least 3% of adjusted total assets. Core capital consists of common stockholders' equity, including retained earnings, noncumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries, less intangible assets not considered qualifying intangible assets (subject to limitations discussed below) and investments in and advances to subsidiaries engaged in activities that are impermissible for a national bank (subject to the phase-out period discussed below). On November 28, 1994, the acting director of OTS announced that OTS will no longer require savings institutions to include unrealized gains and losses on available for sale debt securities in regulatory capital. Under the revised OTS policy, institutions must value available for sale debt securities at amortized cost for regulatory capital purposes. At December 31, 1994, American Savings excluded unrealized losses on securities available for sale, net of deferred tax benefits, of $5,967,000 from core capital. Adjusted total assets are calculated as total assets as reported in accordance with GAAP, minus intangible assets (except those included in core capital).

"Qualifying intangible assets" means PMSRs and PCCRs. The lower of 90 percent of fair market value or 100 percent of remaining unamortized book value of PMSRs and PCCRs may be included in core, tangible and total capital, up to 50 percent of core capital (provided that PCCRs may not exceed a sublimit of 25 percent of core capital). An independent market valuation of qualifying intangible assets must be performed on an annual basis and (i) shall include adjustments for any significant changes in original valuation assumptions, including changes in prepayment estimates or attrition rates and (ii) shall be determined based on applying an appropriate market discount rate to the net cash flows expected to be generated from the intangibles. At December 31, 1994, American Savings included PMSRs of $11,896,000 in core capital.

Although core deposit intangibles are excluded from capital, core deposit intangibles resulting from transactions consummated prior to March 4, 1994, are grandfathered and recognized for capital purposes, to the extent permitted by OTS, provided that they are valued in accordance with GAAP supported by credible assumptions and their amortization is adjusted at least annually to reflect decay rates (past and projected) in the acquired customer base. At December 31, 1994, American Savings included core deposit intangibles of $6,157,000 in core and total capital. American Savings believes that its core deposit intangibles will continue to be permitted to be included in its capital calculations.

OTS regulations also permit supervisory goodwill existing as of April 12, 1989 to count toward the minimum core capital requirement in an amount not to exceed .375% of adjusted total assets at December 31, 1994. American Savings has been advised by OTS that it may treat its goodwill as qualifying supervisory goodwill unless it is notified to the contrary by the Director of OTS. At December 31, 1994, American Savings' supervisory goodwill amounted to $56,982,000, or 1.6% of adjusted total assets; the amount of goodwill included in American Savings' core capital was $13,138,000, or 0.375% of adjusted total assets. After December 31, 1994, no supervisory goodwill may be included in calculating core capital.

As of December 31, 1994, American Savings' core capital requirement was $105,288,000 (3.00% of adjusted total assets) and American Savings had a core capital of $178,657,000 (5.09% of adjusted total assets), representing an excess in the amount of $73,369,000 (2.09% of adjusted total assets). See
Note 22(D).

Tangible Capital Requirement. Under the tangible capital requirement, savings institutions must maintain tangible capital in an amount not less than 1.5% of adjusted total assets. For the purpose of this requirement, adjusted total assets are generally calculated on the same basis as for the leverage limit. Tangible capital is defined in the same manner as core capital, except that all intangible assets (such as goodwill and core deposit intangibles) must be deducted. As with the core capital requirement, only a part of PMSRs may be included in tangible capital. The percentage of PMSRs which may be included in tangible capital is equal to the lesser of (i) 100% of the amount of tangible capital that exists before the deduction of any disallowed PMSRs or
(ii) the amount of PMSRs allowed to be included in core capital (see discussion above).

As of December 31, 1994, American Savings was required to have tangible capital in the amount of $52,552,000 (1.50% of adjusted total assets). On that date, American Savings' tangible capital was $159,362,000 (4.55% of adjusted total assets), representing an excess in the amount of $106,810,000 (3.05% of adjusted total assets). See Note 22(D).

Risk-Based Capital Requirement. The risk-based standards of OTS require, as of December 31, 1994, core capital equal to at least 4% of risk-weighted assets, and total capital equal to at least 8% of risk-weighted assets. Total capital includes core capital plus supplementary capital, minus the IRR component. Supplementary capital that may be included in computing total capital for this purpose may not exceed core capital. Supplementary capital includes cumulative perpetual preferred stock, mutual capital, income capital and net worth certificates, perpetual and mandatory convertible subordinated debt and maturing capital instruments meeting specified requirements, and general loan and lease loss allowances. General loss reserves, however, may not exceed 1.25% of risk-weighted assets as of December 31, 1994.

In determining the amount of risk-weighted assets, all assets (including certain off-balance sheet assets) will be multiplied by a risk factor ranging from 0% to 100%, as prescribed by OTS regulations. Generally, zero weight is assigned to risk-free assets, such as cash and unconditionally guaranteed United States government securities such as MBSs issued or guaranteed by GNMA. Weight of 20% is assigned to, among other things, certain obligations of United States government-sponsored agencies (such as FNMA and FHLMC), stock of a FHLB and high quality mortgage-related securities. Weight of 50% is assigned to qualifying mortgage loans and certain residential mortgage-related securities. Weight of 100% is assigned to all assets not assigned another weight. Comparable weights are assigned to off-balance sheet activities.

Effective January 1, 1994 with implementation originally scheduled to begin September 30, 1994, institutions deemed to have an "above normal" level of IRR would have been required to deduct a portion of that risk from total risk-based capital. However, the acting director of OTS postponed implementation of the IRR capital deduction until OTS publishes the process under which institutions may appeal the capital deduction. Until such appeals process is finalized, which could occur in time for the capital deduction to go into effect on March 31, 1995, the IRR capital deduction has been waived.

A normal level of exposure, under the rule, is considered to exist if an immediate 200 basis point increase or decrease in market interest rates (whichever produces a greater decline) results in a decline in NPV amounting to no more than 2% of the estimated present value of assets. NPV represents the net discounted cash flows stemming from an institutions' assets, liabilities and off-balance sheet items. The IRR component, which is deducted from total risk-based capital, is equal to 50% of the amount by which an institution's measured IRR exceeds normal IRR (2% multiplied by the estimated present value of total assets). The IRR component must be calculated on a quarterly basis, but is implemented for capital purposes after a three-quarter lag. As such, the amount of capital that an institution must hold as of a given quarter is based upon the IRR component computed for the quarter ended nine months earlier. However, if an institution demonstrates to the OTS that it has reduced its IRR after the calculation date, a lower IRR component may be utilized. Although American Savings' most recent computation of IRR (September 30, 1994) reflects an IRR component of approximately $2,740,000, OTS' calculations as of September 30, 1994, which are based upon certain different assumptions, reflect an IRR component for American Savings of approximately $20,371,000. If the OTS' IRR component had been imposed on American Savings at December 31, 1994, American Savings' total risk-based capital under both the current and fully phased-in capital requirements would have been reduced by $10,117,000, the OTS' IRR component for American Savings at March 31, 1994. At December 31, 1994, American Savings' total capital was sufficient to accommodate such IRR component and meet its current and fully phased-in capital requirements.

As of December 31, 1994, American Savings' risk-based capital requirement amounted to $141,356,000 (8% of risk-weighted assets). On that date, American Savings' total capital was $195,350,000 (11.06% of risk-weighted assets), representing an excess in the amount of $53,994,000 (3.06% of risk-weighted assets). See Note 22(D).

In addition to the three capital requirements set forth in OTS regulations, OTS has delegated to its Regional Directors the authority to establish higher individual minimum capital requirements for savings institutions based upon a determination that the institution's capital is or may become inadequate in view of its circumstances. An individual minimum capital requirement has not been established for American Savings.

OTS has directed American Savings to submit a plan to reduce interest rate risk and to increase capital levels in order to provide a sufficient cushion against interest rate risk. In light of the Merger Agreement, American Savings has no current plans to raise external capital. Additionally, American Savings believes interest rate risk reduction will be achieved through the projected decrease in the balance sheet pending consummation of the Merger as short-term borrowings will be repaid with net asset cash flows. See Management's Discussion - Financial Condition - "Changes in Consolidated Financial Condition" and "Asset/Liability Management."

  FDIC

The FDIC capital regulation defining capital for leverage purposes and establishing minimum leverage capital ratios provides that any insured depository institution with a "Tier 1" (core) capital to total assets ratio of less than 2% will be deemed to be in an "unsafe and unsound condition" and is subject to termination of its deposit insurance by FDIC. At December 31, 1994, American Savings' core capital ratio was 10.11%.

  Prompt Regulatory Action

OTS is required to take prompt corrective regulatory action to resolve the problems of undercapitalized savings institutions. OTS has promulgated rules establishing five capital categories of institutions: (i) well capitalized - the institution significantly exceeds the required minimum level for each relevant capital measure; (ii) adequately capitalized - the institution meets the required minimum level for each relevant capital measure; (iii) undercapitalized - the institution fails to meet the required minimum level for any relevant capital measure; (iv) significantly undercapitalized - the institution is significantly below the required minimum level for any relevant capital measure; and (v) critically undercapitalized - the institution fails to meet the required minimum level for any measure of critical undercapitalization provided by regulation. Capital levels are to be determined in accordance with the capital regulations in effect as of the computation date. As of December 31, 1994, American Savings' risk-based, core to risk-weighted assets and leverage (core) ratios, under current capital computations, were 11.06%, 10.11% and 5.09%, respectively. See Note 22(D).

  Results of Failure to Meet Capital Requirements

Any savings institution that fails to meet its regulatory capital requirements is subject to enforcement action by OTS or FDIC.

Savings institutions which fail to meet their minimum OTS capital requirements are required to submit capital plans for approval. OTS is required to prohibit the asset growth of any institution that does not meet its capital requirements and must issue a capital directive against the institution which may require the following corrective actions: (i) increase its regulatory capital or its liquid assets, or both, to a specified level or levels; (ii) reduce interest rates paid on deposits; (iii) limit its receipt of deposits to those made to existing accounts or prohibit or limit the issuance of new accounts, except in exchange for existing accounts; (iv) prohibit or limit lending or the making or purchase of specified classes of loans or investments; (v) limit operational expenditures to specified levels; or (vi) take such other action as OTS deems necessary or appropriate.

If an institution is not in compliance with its capital requirements, it cannot pay dividends on capital stock, the amount the institution can invest in service corporations is decreased and the institution must file with OTS applications to approve new directors and executive officers of the institution.

Savings institutions that fail to meet the minimum FDIC capital requirements may not be able to receive the required FDIC approval for applications such as the right to exercise additional powers and applications for merger, acquisitions or business combinations. An institution having substantially insufficient capital is subject to the suspension of deposit insurance by FDIC or the appointment of a receiver or conservator by FDIC or OTS.

OTS regulations prohibit any savings institution that does not maintain capital at least equal to its fully phased-in capital requirement from increasing its liabilities during any two consecutive calendar quarters at a rate in excess of 12.5%, unless prior approval from OTS is obtained.

Capital Distributions. Savings institution subsidiaries of holding companies are required to notify their OTS Regional Director not less than thirty days in advance of each proposed declaration of a dividend on the institution's stock. Any dividend declared within the notice period, or without giving the prescribed notice, is invalid.

Under OTS regulations, limitations are imposed upon "capital distributions" by savings institutions, including cash dividends; payments to repurchase or otherwise acquire the institution's shares; payments to shareholders of another institution in a cash-out merger; and other distributions charged against capital, including direct and indirect distributions to affiliates. The limitations vary depending upon the capital levels of the institution. In addition, OTS may prohibit a proposed capital distribution by an institution, which would otherwise be permitted by the regulation, if OTS determines that the distribution would constitute an unsafe and unsound practice.

During any period an institution does not meet its minimum regulatory capital requirement immediately prior to, or (on a pro forma basis) after giving effect to, any potential capital distribution, it is not authorized to make any capital distributions unless it receives prior written approval from OTS or is in accordance with the express terms of an approved capital plan. American Savings is currently operating under the Capital Maintenance Agreement which prohibits it from making any distributions unless specified net worth requirements are met. See "Capital Maintenance Agreement" and Note 22(C). See Part II, Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Insurance of Deposits. Federally chartered savings institutions, such as American Savings, are required to pay premiums to FDIC for insurance of their deposits. The premium payments are deposited into the SAIF.

As required by federal law, FDIC has established risk-based assessments for all insured depository institutions. The regulations promulgated by FDIC establish a system for calculating a semi-annual (quarterly beginning July 1, 1995) insurance premium assessment based upon: (i) the probability that the SAIF will incur a loss with respect to the institution; (ii) the likely amount of the loss; and (iii) the revenue needs of the SAIF. Deposit insurance premiums for the years ended December 31, 1994 and 1993 amounted to $6,194,000 and $6,595,000, respectively.

FHLBA provides that FICO can obtain funds for interest payments on its obligations and Refcorp can raise funds, if other sources are insufficient, through assessments on SAIF members, including American Savings.
Additionally, FDIA required that both SAIF and BIF achieve mandated reserve ratios within a specified period of time.

A significant portion of SAIF premiums paid by its members has been and continues to be allocated to FICO and Refcorp. As a result, SAIF-insured institutions, such as American Savings, will continue to pay insurance of deposit premiums at current, or higher, rates until SAIF meets its mandated reserve ratios, which from published reports, the FDIC currently projects to be until at least 2002; however, BIF-insured institutions will meet the legislated reserve requirement and are projected to achieve a rate reduction as early as mid-1995.

OTS Fees and Assessments. OTS has adopted regulations to assess fees on savings institutions to fund the operations of OTS. The regulations provide for OTS assessments to be made based on the total consolidated assets of a savings institution as shown on its most recent report to the agency. For the years ended December 31, 1994 and 1993, American Savings paid $482,000 and $587,000, respectively, in OTS fees.

Investment Activities.   As a federally-chartered savings bank, American
Savings is subject to various restrictions and prohibitions in respect of its investment activities. These restrictions and prohibitions are set forth in HOLA and in the rules of OTS and include dollar amount limitations and procedural limitations.

Under the FDIA, a savings institution is required to provide 30 days' prior notice to FDIC and OTS of its desire to establish or acquire a new subsidiary or conduct any new activity through a subsidiary. The institution is also required to conduct the activities of the subsidiary in accordance with OTS orders and regulations. The Director of OTS has the power to force divestiture of any subsidiary or the termination of any activity it determines is a serious threat to the safety, soundness, or stability of the savings institution or is otherwise inconsistent with sound banking principles. Additionally, FDIC is authorized to determine whether any specific activity poses a threat to the SAIF and to prohibit any SAIF member from engaging directly in the activity, even if it is an activity that is permissible for a federally-chartered savings institution or for a subsidiary of a state-chartered savings institution.

Safety and Soundness. The FDIA authorizes the appropriate federal agency (in the case of American Savings, OTS) to prescribe, for all federally insured depository institutions, operational, managerial and compensation standards for internal controls, information systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation and benefits for bank officers, employees, directors and principal shareholders. The statute further empowers OTS to set standards for any other facet of institution operations not specifically covered in this list.

An institution failing to meet OTS standards may be required to file a plan to bring the institution into compliance and have the plan approved by OTS. Continued non-compliance allows OTS to prohibit growth, require higher capital, restrict interest rates paid on deposits or take any other appropriate action.

In November 1993, OTS released for public comment a proposed rule to implement the FDIA Safety and Soundness Standards which will require savings institutions to adopt policies and procedures which address safety and soundness concerns in the foregoing categories. American Savings cannot predict when the proposed rule will become effective or the form that the final rule will take. If the proposed rule is adopted as promulgated, American Savings does not believe it will be necessary to make any material amendments to its operations or policies.

The Riegle Act amended the FDIA to allow the federal agencies to implement the standards as guidelines rather than regulations. By allowing the agencies to implement the standards as guidelines, the agencies are given flexibility to decide whether to compel an institution that fails to meet a standard to submit a compliance plan. At this time, it is not known whether the OTS will implement the standards as regulations or guidelines or a combination of both.

Loans to One Borrower. Generally, a savings institution's total loans and extensions of credit to one borrower or related group of borrowers, outstanding at one time and not fully secured by readily marketable collateral, may not exceed the greater of $500,000 or 15% of the institutions' UCUS. Except as set forth below for certain highly rated securities, an institution's investment in commercial paper and corporate debt securities of any one issuer or related entity must be aggregated with outstanding loans for purposes of compliance with the limitation. The regulations exclude from the definition of "loans" for purposes of the immediately preceding sentence the institution's taking of a purchase money mortgage note from the purchaser if:
(i) the institution does not advance new funds to the borrower (purchaser) and
(ii) the institution is not placed in a worse position as a result of the sale.

Savings institutions may invest, in addition to the 15% general limitation, up to 10% of UCUS in commercial paper of one issuer rated by two nationally recognized rating services in the highest category, or in corporate debt securities rated in one of the two highest categories by at least one such service. A savings institution may also lend up to 10% of UCUS, if the loan is fully secured by readily marketable collateral (defined as certain securities and bullion, but generally not real estate).

A savings institution which meets its fully phased-in capital requirements may make loans to one borrower to develop domestic residential housing units, up to the lesser of $30,000,000 or 30% of the savings institution's UCUS, if certain other conditions are satisfied. These loans are an alternative to the 15% limitation and not in addition to that limitation.

Under the regulations described above, as of December 31, 1994, American Savings could lend to a single borrower and its related entities on an unsecured basis an amount not to exceed $25,527,000 based upon its UCUS. Also, as of that date, it could make an additional $17,019,000 in aggregate principal amount of loans secured by readily marketable collateral. As of December 31, 1994, no loan by American Savings exceeded these limits.

Qualified Thrift Lender. American Savings, like all other savings institutions, is required to meet the QTL Test for, among other things, future eligibility for FHLB Advances. The QTL Test requires that a savings institution's qualified thrift investments equal or exceed 65% of the savings institution's portfolio assets calculated on a monthly average basis in nine out of every 12 months. For purposes of the QTL Test, portfolio assets are total assets less intangibles, properties used to conduct business and liquid assets (up to 20% of total assets). The following assets are included as qualified thrift investments without limit: domestic residential housing or manufactured housing loans; home equity loans and MBSs secured by residential housing or manufactured housing loans; and certain obligations of FDIC and other related entities. Other qualifying assets which may be included up to an aggregate of 20% of portfolio assets are: (i) 50% of originated residential mortgage loans sold within 90 days of origination; (ii) investments in debt or equity securities of service corporations that derive at least 80% of their gross revenues from housing-related activities; (iii) 200% of certain loans to and investments in low cost one-to-four family housing; (iv) 200% of loans for residential real property, churches, nursing homes, schools and small businesses in areas where credit needs of low-to-moderate income families are not met; (v) other loans for churches, schools, nursing homes and hospitals; and (vi) consumer and education loans up to 10% of total portfolio assets. As of December 31, 1994, American Savings was in compliance with the QTL Test.

Community Reinvestment Act. Under the CRA, as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with CRA. CRA requires OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA requires public disclosure of an institution's CRA rating and requires that OTS provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system in lieu of the previously existing five-
tiered numerical rating system.   As of April 19, 1993, American Savings' CRA
performance was rated satisfactory. An institution's CRA rating is taken into account in determining whether to grant charters, branches and other deposit facilities, relocations, mergers, consolidations and acquisitions. Poor CRA performance may be the basis for denying an application.

In December 1993, as revised in September 1994, the federal banking agencies, including OTS, proposed new, uniform CRA regulations. The proposed regulations establish three tests: (i) a lending test which would evaluate direct lending in low-income areas and indirect lending to groups that specialize in community lending; (ii) a service test which would evaluate an institution's delivery of services to such areas; and, (iii) an investment test which would evaluate an institution's investment in programs beneficial to such areas. American Savings cannot predict when the proposed regulations will become effective or the form that the final regulations will take. American Savings believes its current operations and policies substantially comply with the proposed regulations; therefore, if they are adopted as promulgated, no material changes to operations or policies are expected.

Other Significant Limitations. Federal laws and regulations contain other provisions affecting the operations of a savings institution, including the grant of significant authority to the federal regulators to bring enforcement actions and to appoint a conservator or receiver for a savings institution.

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OTS has extensive enforcement authority over all savings institutions and their holding companies, including American Savings and Enstar Group. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or failures to act, including misleading or untimely reports filed with OTS, provide a basis for enforcement action.

Holding Company Regulation. Enstar Group is a non-diversified unitary savings institution holding company subject to the regulatory oversight of OTS. As such, Enstar Group is required to register and file reports with OTS and is subject to regulation and examination by OTS. In addition, OTS has enforcement authority over Enstar Group and its non-savings institution subsidiaries. Among other things, this authority permits OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. American Savings must notify OTS before declaring any dividend to Enstar Group.

Pursuant to an OTS regulation, persons or companies, like Enstar Group, that control a savings institution and are subject to a capital maintenance obligation towards the institution must provide OTS with notice prior to divesting control of the savings institution. The regulation allows acquirors to complete a proposed divestiture upon paying, or guaranteeing to pay, amounts then due under a capital maintenance obligation. See "Capital Maintenance Agreement," and "Background - Enstar Group Chapter 11
Proceedings."

Enstar Group has advised OTS, by filing Form DV, of its intent to divest holdings in American Savings Common Stock.

Transactions with Affiliates. As a federally chartered savings institution, American Savings is subject to OTS regulations relating to transactions with affiliates, including officers and directors. American Savings is subject to substantially similar restrictions regarding affiliate transactions as those imposed on member banks under Sections 22(g), 22(h), 23A, and 23B of the Federal Reserve Act.

Sections 22(g) and 22(h) establish restrictions on loans to directors, controlling shareholders and their related companies and certain officers.
Section 22(g) provides that no institution may extend credit to an executive officer unless (i) the bank would be authorized to make such extension of credit to borrowers other than its officers, (ii) the extension of credit is on terms not more favorable than those afforded to other borrowers, (iii) the officer has submitted a detailed current financial statement, and (iv) the extension of credit is on condition that it shall become due and payable on demand at any time that the officer is indebted to any other bank or banks on account of extensions of credit in any one of the following three categories respectively in an aggregate amount greater than the amount of credit of the same category that could be extended to the officer by the institution: (a) an extension of credit secured by a first lien on a dwelling which is expected to be owned by the officer and used by the officer as his or her residence, (b) an extension of credit to finance the education of the children of the officer, or (c) for any other purposed prescribed by OTS. Section 22(g) also imposes reporting requirements on both the officers to whom it applies and on the institution. Section 22(h) requires that loans to directors, controlling shareholders and their related companies and certain officers be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and that those loans do not involve more than the normal risk of repayment or present other unfavorable features. Such loans are limited in amount (based in part on the capital position of the financial institution) and may be subject to prior approval of a majority of the financial institution's board of directors, with the interested director not participating, directly or indirectly, in the vote.

Section 23A limits transactions with any one affiliate to 10% of the institution's capital and surplus (including supervisory goodwill to the extent that it may be included in core capital through July 1, 1995) and limits aggregate affiliate transactions to 20% of such capital and surplus. Sections 23A and 23B provide that a loan transaction with an affiliate generally must be collateralized (other than by a low-quality asset or by securities issued by an affiliate) and that all covered transactions as well as the sale of assets, the payment of money, or the providing of services by a savings institution to an affiliate must be on terms and conditions that are substantially the same, or at least as favorable to the savings institution, as those prevailing for comparable nonaffiliated transactions. A covered transaction is defined as a loan to an affiliate, the purchase of securities issued by an affiliate, the purchase of assets from an affiliate (with some exceptions), the acceptance of securities issued by an affiliate as collateral for a loan, or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. OTS regulations clarify that transactions between either a thrift or a thrift subsidiary and an unaffiliated person that benefit an affiliate are considered covered transactions. A savings institution may make loans to or otherwise extend credit to an affiliate only if the affiliate is engaged solely in activities permissible for bank holding companies. In addition, no savings institution may purchase the securities of any affiliate other than the shares of a subsidiary. For purposes of Section 23A, the term affiliate does not include individuals. The Director of OTS may further restrict these transactions in the interest of safety and soundness.

Restrictions on Acquisitions. Under the BHCA, the approval of the FRB would be required before any company that controlled a "bank" as defined in BHCA (e.g., a commercial bank) could acquire and operate a savings institution such as American Savings.

The Change in Bank Control Act and the savings institution holding company provisions of HOLA, together with the regulations of OTS under those acts, require that OTS consent before any person or company acquires "control" of a savings institution or a savings institution holding company. Control is conclusively presumed to exist if an individual or company acquires more than 25% of any class of voting stock of the institution. Control is rebuttably presumed to exist if a person acquires more than 10% of any class of voting stock (or more than 25% of any class of non-voting stock) and is subject to any of several "control factors." The control factors relate, among other matters, to the relative ownership position of a person, the percentage of debt and/or equity of the institution controlled by the person, agreements giving the person influence over a material aspect of the operations of the institution and the number of seats on the board of directors of the institution held by the person or person's designees. The regulations provide a procedure for challenge of the rebuttable control presumption. OTS may also prohibit an acquisition of control if it finds, among other things, that the acquisition would result in a monopoly or substantially lessen competition.

Federal Home Loan Banks. The FHLB System (consisting of 12 regional FHLBs subject to FHFB supervision and regulation) provides a central credit facility for member savings institutions. As a member of the FHLB System, American Savings is entitled to borrow funds from FHLB of Atlanta and is required to own stock of FHLB of Atlanta in an amount at least equal to the greater of 1% of the outstanding balance of its residential mortgage loans at the beginning of each year, or 5% of its outstanding advances from FHLB of Atlanta. At December 31, 1994, American Savings held stock of FHLB of Atlanta having a carrying value of approximately $25,181,000. American Savings purchased $2,993,000 of additional stock of FHLB of Atlanta in March 1995 to comply with this ownership requirement. For the fiscal year ended December 31, 1994, dividends on American Savings' FHLB of Atlanta stock were $1,510,000.

Each FHLB makes loans (advances) to members in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the FHFB. The FHLBA establishes collateral requirements for FHLB Advances. First, all FHLB Advances must be fully secured by sufficient collateral as determined by the FHLB of Atlanta. FHLBA prescribes eligible collateral as first mortgage loans less than 90 days delinquent or securities evidencing interests therein, securities (including MBSs) issued, insured or guaranteed by the federal government or any agency thereof, FHLB deposits and, to a limited extent, real estate with readily ascertainable value in which a perfected security interest may be obtained. All long-term advances are required to provide funds for residential home financing. The FHLB of Atlanta has established standards of community service that members must meet to maintain access to long-term advances.

Certain provisions of FIRREA require all 12 FHLBs to contribute funds to the Resolution Funding Corporation. In addition, pursuant to FIRREA, each FHLB is required to establish programs for affordable housing that provide interest subsidies from the FHLBs on advances to members engaged in lending at subsidized interest rates for low- and moderate-income, owner-occupied housing, affordable rental housing, and for other community purposes. These contributions are expected to affect adversely the level of FHLB dividends paid and the value of FHLB stock, as well as interest rates payable on, and availability of, advances from the FHLB of Atlanta in the future.

OTS Liquidity Requirements. All savings institutions are required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States government, state or federal

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


agency obligations, and other corporate debt obligations and commercial paper) equal to 5% of the sum of the average daily balance during the preceding calendar month of net withdrawable accounts and short-term borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. All savings institutions are also required to maintain an average daily balance of short-term liquid assets (generally having maturities of 12 months or less) equal to at least 1% of average daily balance of net withdrawable accounts and current borrowings. Penalties may be imposed by OTS for violations of liquidity requirements. At December 31, 1994, American Savings' liquidity and short-term liquidity percentages as calculated for these purposes were 7.7% and 1.3%, respectively, in conformity with these requirements.

Federal Reserve System. The FRB regulations require savings institutions to maintain non-interest bearing reserves against their transaction accounts (which include deposit accounts that may be accessed by writing checks) and non-personal time deposits. The FRB has authority to adjust reserve percentages and to impose in specified circumstances emergency and supplemental reserves in excess of the percentage limitations otherwise prescribed. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements which may be imposed by OTS. At December 31, 1994, American Savings complied with the reserve requirement.

Under FRB regulations, funds from checks drawn on local depository institutions generally must be available to the customer after one intervening business day following deposit, and generally funds from other items must be available after four intervening business days. American Savings must also disclose its check-hold policy to its customers.

Savings institutions are authorized to borrow from the FRB "discount window," but FRB regulations require institutions to exhaust other reasonable alternative sources of funds, including FHLB Advances, before borrowing from the Federal Reserve Bank.

  Capital Maintenance Agreement

Under the terms of the Capital Maintenance Agreement, discussed under "Background - Enstar Group Chapter 11 Proceedings," Enstar Group is required to maintain American Savings' capital at regulatory required levels, and to infuse capital if necessary. The Capital Maintenance Agreement also provides that American Savings may not pay dividends or repurchase stock unless the payment of dividends or repurchase of stock would not reduce the regulatory capital of American Savings below its regulatory capital requirement. See
Note 22(C). If that condition is met, the Capital Maintenance Agreement provides that American Savings (i) may pay dividends in an aggregate amount of not more than 50% of American Savings' net income for its fiscal year as reflected in American Savings' audited financial reports, (ii) may pay dividends in an aggregate amount of not more than 75% of American Savings' net income for its fiscal year as reflected in American Savings' audited financial reports if American Savings' regulatory capital is equal to or greater than its fully phased-in regulatory capital requirement, and (iii) may pay dividends in an aggregate amount of not more than 90% of American Savings' net income for its fiscal year as reflected in American Savings' audited financial reports if American Savings' regulatory capital is equal to or greater than
(a) its fully phased-in regulatory capital requirements plus (b) 2% of American Savings' liabilities. The calendar year constitutes the fiscal year for net income availability computations pursuant to the Capital Maintenance Agreement. See Notes 22(C) and 22(D).

For a discussion of the possible consequences of Enstar Group's default under the Capital Maintenance Agreement and Enstar Group's Chapter 11 proceedings, see "Background - Enstar Group Chapter 11 Proceedings."

  Florida Law

Under Florida law, American Savings is not subject to any usury ceiling on loans secured by a first lien on real estate and certain other secured loans. Other types of loans are generally subject to Florida's statutory usury ceiling which is currently 18% per annum. Additionally, certain types of loans in excess of $500,000 may legally carry an interest rate of up to 25% per annum.

  Taxation

With certain exceptions, including the special bad debt reserve rules discussed below, savings institutions are subject to federal income tax under the rules of the Code, in the same general manner as other corporations. For federal income tax purposes, American Savings reports its income and expenses on the accrual method of accounting.

Savings institutions that meet certain definitional tests and other conditions prescribed by the Code, relating primarily to the composition of their assets and the nature of their business activities are, within certain limitations, permitted to establish, and deduct additions to, reserves for bad debts in amounts in excess of those which would otherwise be allowable on the basis of actual loss experience. A qualifying savings institution may elect annually, and is not bound by such election in any subsequent year, one of the following two methods for computing additions to its bad debt reserves for losses on "qualifying real property loans" (generally, loans secured by interests in improved real property): (i) the experience method or (ii) the percentage of taxable income method. American Savings has utilized both the percentage of taxable income method and the experience method in computing the tax-deductible addition to its bad debt reserves. Additions to the reserve for losses on non-qualifying loans, however, must be computed under the experience method and reduce the current year's addition to the reserve for losses on qualifying real property loans, unless that addition also is determined under the experience method. The sum of the addition to each reserve for each year is American Savings' annual bad debt deduction. If the percentage of American Savings' specified qualifying assets (generally, loans secured by residential real estate or deposits, educational loans, cash, government obligations and certain certificates of deposit) were to fall below 60% of its total assets, American Savings would not be eligible to claim further bad debt reserve deductions, and would recapture into income all of its previously accumulated bad debt reserves. On December 31, 1994, specified qualifying assets of American Savings were in excess of 60% of its total assets.

The experience method allows a savings institution to deduct the greater of an amount based upon a six-year moving average of loan losses or an amount determined with respect to its bad debt reserve for the "base year." The "base year" is, for these purposes, the last taxable year beginning before 1988. For the past three taxable years, American Savings has utilized the experience method for computing additions to its tax bad debt reserves on qualifying and nonqualifying loans. As of December 31, 1994, American Savings had base year bad debt reserves for federal income tax purposes of $59,600,000 for which no deferred taxes have been provided.

Under the percentage of taxable income method, the bad debt deduction equals 8% of taxable income determined without regard to that deduction and with certain adjustments. The percentage bad debt deduction thus computed is reduced by the amount permitted as a deduction for the addition to the reserve for losses on non-qualifying loans, which must be computed under the experience method. The availability of the percentage of taxable income method permits qualifying savings institutions to be taxed at a lower maximum effective federal income tax rate than that applicable to corporations generally. The effective maximum marginal federal income tax rate applicable to a qualifying savings institution (exclusive of the alternative minimum tax), assuming the maximum percentage bad debt deduction, is approximately 32.2%.

A qualifying savings institution, such as American Savings, that is a member of a group of affiliated corporations that files consolidated income tax returns for federal income tax purposes is required under current Treasury Department regulations to reduce its taxable income for purposes of calculating its bad debt deduction under the percentage of taxable income method for losses that are attributable to other savings institution members of the consolidated group and to "functionally-related" activities of the non-savings institution members of the group. There presently are no other savings institution members of American Savings' consolidated group, and American Savings has not been required to reduce its taxable income for such purposes, on account of functionally-related activities of non-savings institution members of the group, as a result of the Treasury Department regulations. Because the effect of these regulations depends on the results of operations, no prediction can be made as to the extent to which these regulations may reduce the amount of the bad debt deduction available to American Savings in the future.

The percentage of taxable income method is available only to the extent that amounts accumulated in reserves for losses on qualifying real property loans do not exceed 6% of such loans at year-end. Use of this method is further limited to the greater of (i) the amount which, when added to the amount computed for the addition to the reserve for losses on non-qualifying loans, equals the amount by which 12% of savings deposits or withdrawable accounts of depositors at year-end exceeds the sum of surplus, undivided profits and reserves at the beginning of the year or (ii) the amount determined under the experience method. On December 31, 1994, none of these limitations would have restricted the deduction for the addition to the reserve for bad debts available to American Savings under the percentage of taxable income method.

To the extent that (i) a savings institution's reserve for losses on qualifying real property loans exceeds the amount that would have been allowed under the experience method and (ii) it makes distributions to stockholders that are considered to result in withdrawals from that excess bad debt reserve, then the amounts withdrawn will be included in its taxable income. The amount considered to be withdrawn by a distribution will be the amount of the distribution plus the amount necessary to pay the tax with respect to the withdrawal. Dividends paid out of the savings institution's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in withdrawals from its bad debt reserves. Currently, American Savings' reserve for losses on qualifying real property loans does not exceed the amount that would have been allowed under the experience method.

Corporations, including savings institutions, such as American Savings, generally are subject to the alternative minimum tax, to the extent that the amount of such tax exceeds the amount of the corporation's regular income tax. The Code imposes this tax at the rate of 20% on a corporation's AMTI, that is, regular taxable income with certain adjustments plus tax preference items, less any available exemption. Tax preference items for these purposes include, among other items, (i) the excess of a savings institution's deduction for an addition to its reserve for bad debts over the amount that would have been allowable if such deduction had been computed under the experience method, and (ii) interest on certain tax-exempt bonds issued after August 7, 1986. In addition, for each taxable year beginning after 1989, a corporation's AMTI is increased by three-quarters of the excess of adjusted current earnings over AMTI without this addition. For any taxable year beginning after 1986, no more than 90% of the AMTI may be offset by net operating losses (as modified for AMTI purposes). In addition, for taxable years beginning after December 31, 1986, and before January 1, 1996, an environmental tax of 0.12% of the excess of AMTI (with certain modifications) over $2,000,000 is imposed on corporations, including American Savings, whether or not an alternative minimum tax is paid. Payments of alternative minimum tax attributable to certain adjustments and preferences may be used as credits against a portion of the regular tax liabilities in future years.

On March 6, 1990, Enstar Group effected the American Savings Distribution.
For taxable years commencing after April 30, 1988 and prior to March 6, 1990, American Savings and its subsidiaries were included in the Enstar Consolidated Group for income tax purposes. As a result of the American Savings Distribution, the tax year of American Savings and its subsidiaries ended on that date. The income or loss of American Savings and its subsidiaries for the tax year ending on the date of the American Savings Distribution was included in the consolidated return of the Enstar Consolidated Group. For taxable years commencing after March 6, 1990, American Savings and its subsidiaries file a separate consolidated return with American Savings as the common parent.

The Code imposes limitations on the use of net operating loss carryforwards (and, in certain cases, deductions attributable to prior periods and net recognized built-in losses, as defined in the Code) following an "ownership change" of a corporation for federal income tax purposes. Generally, an ownership change occurs if ownership of more than 50% of the stock (by value) of the corporation changes during any three year period. For "testing dates" (the date on which ownership is tested to determine if an ownership change has occurred), prior to November 5, 1992, options to acquire stock were treated as exercised. For testing dates on or after November 5, 1992, options to acquire stock are generally treated as not exercised unless the issuance or transfer of the option was for an abusive principal purpose, as defined in the Treasury
Regulations.   Entity ownership of stock is attributed to the entity's owners
(for a corporation, its shareholders). The limitation generally equals a percentage prescribed by the Internal Revenue Service times the value of the stock of the corporation immediately before the ownership change. If the taxable income for a year is less than the annual Section 382 limitation for the year, the excess is added to the Section 382 limitation for the next year.

The limitation period for assessment of American Savings' federal, state and local income taxes has not expired for tax years commencing on or after September 1, 1990. Additionally, the Enstar Group federal consolidated tax return for the tax year ended August 31, 1990 may be open for assessment with respect to American Savings as a result of the bankruptcy of Enstar Group. Further, the limitation period for assessment of New York City General Corporation Taxes for Kaufmann, Alsberg & Co., Inc., a former subsidiary of American Savings, has not expired for tax years ending September 30, 1987 and thereafter.

The Internal Revenue Service has examined the consolidated federal income tax returns of American Savings through fiscal year 1978 and has accepted without examination the consolidated federal income tax returns of American Savings through fiscal year 1982.

Under the laws of the State of Florida, American Savings and its subsidiaries are subject to a corporate franchise tax of 5.5% of taxable income. The tax may be reduced by a credit of up to 65% (40% prior to July 1, 1990) of the tax due as a result of certain intangible taxes paid. The tax is deductible by American Savings in determining its federal income tax liability.

For further information regarding taxation of American Savings, see Note 18.



                     EXECUTIVE OFFICERS OF THE REGISTRANT

The following table gives information concerning each executive officer of American Savings as of February 28, 1995, and each other person who served as an executive officer of American Savings during the fiscal year ended December 31, 1994:

Current Executive Officers of American Savings

Stephen D. Taylor, age 49, director, President and Chief Executive Officer of American Savings since September 1991. Chief Credit Officer for U.S. non-credit card consumer portfolios at Citicorp, parent of Citibank, N.A., New York from October 1988 until September 1991.

Robert Arena, age 46, Executive Vice President - Commercial/Consumer Lending Group of American Savings since August 1994. Senior Vice President - Commercial/Consumer Lending Group of American Savings from April 1993 until August 1994. Senior Vice President, Commercial Real Estate of American Savings from April 1992 until April 1993. Previously, Vice President, Commercial Real Estate and director of Citibank (Florida), National Association.

Alan B. Goldstein, age 43, Executive Vice President of American Savings since November 1985. Since July 1984, General Counsel and Secretary of American Savings, and Secretary and, from time to time, holder of other offices, of its principal subsidiaries. Treasurer of American Savings from July 1991 until May 1992. Director of American Savings from December 1990 until May 1991.


Linda M. Haskins, C.P.A., age 41, Executive Vice President - Chief Financial Officer of American Savings since August 1994. Executive Vice President - Finance Group of American Savings from April 1993 until August 1994. Executive Vice President, Finance and Controller of American Savings from February 1992 until April 1993. Previously, Senior Vice President and Controller of American Savings.

Charles H. Holland, Jr., age 51, Executive Vice President - Corporate Support Group and Chief Operating Officer of American Savings since February 1995. Executive Vice President - Corporate Support Group of American Savings from March 1992 until February 1995. Consultant to American Savings from November 1991 until March 1992. Previously, Vice President, Corporate Technology Office of Citicorp. Since 1992, President of American Savings Trust, Inc., a subsidiary of American Savings.

Barbara E. Mahoney, age 47, Executive Vice President - Retail Banking Group of American Savings since December 1991. Executive Vice President,
Administration and Operations of American Savings from December 1989 until December 1991.

Charles H. Williams, age 47, Executive Vice President - Mortgage Lending Group of American Savings since November 1993. Senior Vice President - Mortgage Lending Group of American Savings from December 1991 until November 1993. Previously, Senior Vice President, Mortgage Lending Director and a director of Citibank, F.S.B. and Citibank (Florida), National Association, both indirect subsidiaries of Citicorp and headquartered in Miami, Florida.

Carlos R. Fernandez-Guzman, age 38, Senior Vice President - Market Development of American Savings since July 1992. From December 1989 until July 1992, President, Chief Executive Officer, Riverdale Investments, Inc., Miami, Florida, importer of fresh cut flowers from Latin America and the Caribbean. Previously, Senior Vice President, Retail Banking Division, Consolidated Bank, N.A., Hialeah, Florida.

William J. Brodie, age 42, Senior Vice President - Consumer Lending of American Savings since August 1986.

Thomas T. Chen, age 45, Senior Vice President - Retail Banking Development of American Savings since December 1991. Previously, Vice President of Citicorp and holder of various management positions, relating to financial planning and analysis and retail banking activities, with Citibank, F.S.B. and Citibank (Florida), National Association.

Steven W. Christopher, age 39, Senior Vice President - Retail Banking Operations of American Savings since December 1991. Senior Vice President, Retail Operations Administration of American Savings from January 1990 until December 1991.

Thomas A. Dorsey, M.A.I., age 43, Senior Vice President - Corporate Services of American Savings since June 1992. Senior Vice President, Corporate Real Estate of American Savings from November 1991 until June 1992. Previously, Senior Vice President, Administrative Services for American Savings.

T. Glynn Gilbert, age 52, Senior Vice President - Community Assets/Commercial Portfolio Management of American Savings since November 1993. Senior Vice President - Commercial Real Estate Lending of American Savings from November 1990 until November 1993. Previously, Senior Vice President, West Coast Regional Director of American Savings.

John G. Hansen, age 44, Senior Vice President - Mortgage Lending Operations of American Savings since November 1993. Vice President - Mortgage Lending Operations of American Savings from March 1993 until November 1993. Vice President - Residential Mortgage Operations of American Savings from February 1992 until March 1993. Previously, Vice President, Asset Management Director, Service Quality Director and Area Operations Director of Citibank, F.S.B.

George W. Jennings, age 51, Senior Vice President - Commercial Real Estate Lending of American Savings since February 1994. Vice President - Commercial Real Estate Lending of American Savings from December 1993 until February 1994. Vice President - Manager, Real Estate Banking, Nationsbank of Florida, N.A., Fort Lauderdale, Florida from April 1991 until November 1993. Previously, Senior Vice President - Division Manager, Commercial Real Estate Lending of Barnett Bank of South Florida, N.A., Miami, Florida.

Clotilde C. Keller, age 43, Controller of American Savings since April 1993. Senior Vice President of American Savings since February 1992. Associate Controller of American Savings from February 1992 until April 1993. Previously, Vice President and Assistant Controller of American Savings.

Gary J. Laurash, age 39, Senior Vice President and Treasurer of American Savings since April 1993. Vice President, Finance and Treasury of American Savings from January 1992, and Acting Treasurer of American Savings from January 1993, until April 1993. From June 1991 until December 1991, Vice President, MBNA America. Vice President, Treasury, Citibank, N.A. from October 1989 until June 1991.

M. Ellis McKay, Jr., age 54, Senior Vice President - Mortgage Loan Servicing of American Savings since October 1989.

Stephanie E. Mintz, age 42, Senior Vice President - Human Resources of American Savings since December 1990. Previously, Vice President and Director of Human Resources of American Savings.

Gerald W. Oliver, age 47, Senior Vice President - Regulatory Compliance of American Savings since November 1993. CRA Officer of American Savings since March 1990. Vice President, Regulatory Compliance of American Savings from March 1990 until November 1993. From June 1988 until March 1990, Vice President, Corporate Compliance/CRA Officer of American Savings.

Karen J. Orlin, age 46, Senior Vice President - Associate Counsel and Assistant Secretary of American Savings since October 1988.

Edwin J. Summers, age 58, Senior Vice President - Information Systems and Central Operations of American Savings since May 1994, joined American Savings as Vice President - Operations Development in March 1994. From December 1991 until January 1994, consultant on process re-engineering for Aurora National Life Assurance Co., Los Angeles, California. Previously, Vice President, Corporate Technology of Citicorp, Santa Monica, California.

Logos T. Yeh, age 44, Senior Vice President and Chief Auditor of American Savings since May 1992. Principal and Senior Vice President of Special Services Financial Consulting, Inc. from July 1988 until April 1992.

Gregory Paul Beam, age 44, Vice President - Wholesale Mortgage Lending of American Savings since October 1993. President, First Fidelity Funding Corp., a mortgage banking business from December 1992 until October 1993. President and shareholder of Priority Credit Service Inc. from June 1991 until December 1992. Previously, Senior Vice President Suncoast Savings and Loan.

John R. Glade, age 32, Vice President - Second Mortgage Lending of American Savings, since January 1992. Previously, manager in mortgage loan operations of Citibank, F.S.B.

Judy Kaplan, C.P.A., age 38, Vice President - Finance Management Support of American Savings since August 1994. Previously, Vice President and Assistant Controller of American Savings.

John E. K. Holder, age 59, Vice President of Holder Management Services, Inc., a consultant to American Savings and other financial institutions since March 1992, with particular emphasis on matters relating to commercial and consumer lending. Previously, held various senior credit positions with Citicorp. Certified Financial Planner since 1990.

Former Executive Officers of American Savings Who Served During the Fiscal Year Ended December 31, 1994

John A. Camino, age 47, Senior Vice President and Chief Information Officer of American Savings from June 1993 until May 1994. Since January 1991, President and Chief Executive Officer of Mid-America Training, Cincinnati, Ohio. Previously, Vice President, Systems and Technology Division, Citibank, F.S.B.

George R. Curtis, age 54, Senior Vice President - Retail Branch Management of American Savings from February 1994 until June 1994. Vice President - Retail Business Unit of American Savings from November 1993 until February 1994. Senior Vice President and branch administrator of Citizens Federal Bank, Fort Lauderdale, Florida, from September 1991 until November 1993. Previously, Executive Vice President responsible for retail operations, human resources and marketing of Hollywood Federal Savings Bank or its predecessor, Hollywood, Florida.

Rex A. Hoffacker, age 51, joined American Savings as Vice President - Information Systems Development in August 1993, continues to serve in that office and ceased to be a member of Senior Management in May 1994. Senior Vice President, Director of Data Services of Hollywood Federal Savings Bank or its predecessor from February 1989 until August 1993.

Executive officers are elected annually by the Board to serve for the ensuing year, or until their respective successors have been elected and qualified, and serve at the pleasure of the Board. It is anticipated that executive officers elected in 1995 will serve until the earlier of the Merger Effective Date or the end of their respective terms.

There are no family relationships among the present or former executive officers or directors of American Savings listed above.

Item 2.     PROPERTIES

At December 31, 1994, American Savings had 29 retail branches, 10 mortgage origination offices and one consumer lending office (in addition to its headquarters) in Florida, of which three were located in retail branches. The principal executive office and certain other locations operate under leases that expire at various dates through the year 2010 (excluding optional renewal terms). At December 31, 1994, the properties owned or leased by American Savings and used as office facilities had a net book value of $27,287,000, including leasehold improvements. The properties are more particularly described in the following table:

Retail Branch Offices

                                              Ownership/Lease
            Location                          Expiration Date

American Savings Corporate Headquarters     September 30, 1999 with 3 ten-year
and Retail Branch                           options (American Savings also
17801 N.W. 2nd Ave., Miami, FL              owns adjacent land and portion
                                            of parking lot, included in net
                                            book value above)

Other Retail Branch Offices

1200 Lincoln Rd., Miami Beach, FL           Facility owned

12155 Biscayne Blvd., North Miami, FL       December 31, 1996

12855 N. Kendall Dr., Miami, FL             April 4, 1997

2401 Ponce de Leon Blvd., Coral Gables, FL  Facility owned

333 Arthur Godfrey Rd., Miami Beach, FL     February 28, 2002 with 2 five-
                                            year options

2925 Aventura Blvd., N. Miami Beach, FL (1) Facility owned

17066 Collins Ave., Miami Beach, FL (2)     August 31, 1995 with 2 thirty-
                                            month options

1802 N.E. Miami Gardens Dr.,                September 30, 1999
North Miami Beach, FL                       with 1 five-year option

5581 W. Oakland Park Blvd., Lauderhill, FL  December 31, 1997 with 6 ten-year options

1800 E. Hallandale Beach Blvd.,             December 31, 2003 with 5
Hallandale, FL                              ten-year options and
                                            1 nine-year option

1950 W. Hillsboro Blvd.,                    December 31, 2009 with 3
Deerfield Beach, FL (1)                     ten-year options

10480 Taft St., Pembroke Pines, FL          March 17, 2002 with 4 five-year
                                            options

3001 N. University Dr., Sunrise, FL (1)     October 11, 2000 with 7 ten-year
                                            options and 1 nine-year option

5361 Sheridan St., Hollywood, FL            October 31, 2001 with 4 five-year
                                            options

7220 W. Atlantic Blvd., Margate, FL         April 30, 2000

10077 W. Oakland Park Blvd., Sunrise, FL    August 10, 2002 with 5 ten-year
                                            options

8237 N.W. 88th Ave., Tamarac, FL            November 30, 1997 with 2 five-
                                            year options

                                              Ownership/Lease
            Location                          Expiration Date

4901 Coconut Creek Pkwy., Coconut Creek, FL July 31, 2003 with 4 five-year options

294 S. Flamingo Rd., Pembroke Pines, FL     September 30, 1998 with 1 five-
                                            year option

8890 State Rd. 84, Davie, FL                November 30, 2003, with 4 five-
                                            year options

10385 Royal Palm Blvd., Coral Springs, FL   March 31, 1998, with 3 five-year
                                            options

1377 W. Palmetto Park Rd., Boca Raton, FL   June 30, 1996 with 1 five-year
                                            option

6646 W. Atlantic Ave., Delray Beach, FL     Facility owned

9020 Kimberly Blvd., Boca Raton, FL         December 31, 2009 with 3 ten-year
                                            options

5849 Okeechobee Blvd., West Palm            Facility owned
 Beach, FL

6350 Lake Worth Rd., Lake Worth, FL         Facility owned

7385 W. Atlantic Ave., Delray, FL           June 30, 2010 with 3 ten-year
                                            options, and option to purchase
                                            in 1999

9535 Harding Ave., Surfside, FL             February 28, 1999 with 3 five-
                                            year options

Mortgage Offices

220-222 Andalusia Ave., Coral Gables, FL    December 31, 1996 with 1 two-year
                                            option

2925 Aventura Blvd., N. Miami Beach, FL     Facility owned (also retail
                                            branch)

3001 N. University Dr., Sunrise, FL         October 11, 2000 with 7 ten-year
                                            options
                                            and 1 nine-year option (also
                                            retail branch)

1950 W. Hillsboro Blvd., Deerfield Beach, FL December 31, 2009 with 3 ten-year options (also
                                             retail branch)

9951 Atlantic Blvd., Jacksonville, FL       July 31, 1995

300 N. County Road 427, Longwood, FL        December 31, 1995

2002 N. Lois Avenue, Tampa, FL              August 31, 1996

12730 New Brittany Blvd., Ft Myers, FL      April 30, 1995

1020 W. 31 St., Downers Grove, IL           February 28, 1997, with 1 three-
                                            year option

1111 Plaza Drive, Schaumberg, IL            May 15, 1997 with 1 three-year
                                            option
______________________________________
(1)  Also mortgage office.
(2) Temporarily relocated to 18090 Collins Avenue, Miami Beach, FL under month-to-month lease pending repairs due to fire damage.

                                                  Ownership/Lease
            Location                              Expiration Date

Consumer Lending Office

2600 Maitland Center Parkway, Maitland, FL        January 31, 1997 with 1 three-
                                                  year option


Developed Land - Former Retail Branches Not Currently Used

2500 E. Hallandale Beach Blvd., Hallandale, FL    October 31, 1995 with 8
                                                  five-year options

200 71st St., Miami Beach, FL                     June 30, 1995

Data Processing Equipment

American Savings (including its consolidated subsidiaries) owns computers, peripheral equipment and terminals used for the purpose of providing in-house data processing services. Equipment owned by American Savings has a net book value at December 31, 1994 of $1,091,000.

Item 3. LEGAL PROCEEDINGS

The Unsecured Creditors' Committee of General Homes Corporation v. American Savings & Loan Association of Florida, et al. On August 16, 1991, the General Homes Creditors' Committee filed the General Homes Amended Complaint, naming American Savings as a defendant in an adversary proceeding within General Homes' Bankruptcy Case No. 90-04810-H3-11 pending in the Texas Bankruptcy Court. On that date, a complaint that the General Homes Creditors' Committee had filed on June 19, 1991 was voluntarily dismissed. The General Homes Amended Complaint also names as defendants the Bank Group as well as its investment advisers.

The General Homes Amended Complaint alleges, among other things, that American Savings, individually and together with other members of the Bank Group, were insiders of and controlled General Homes, received fraudulent conveyances and preferences from General Homes under the Bankruptcy Code and have failed to repay to General Homes' estate the amounts received. The General Homes Amended Complaint also alleges that the Bank Group participated (primarily through the banks' alleged control of General Homes) in an alleged fraud by General Homes in connection with sales of subordinated debt to the public by means of fraudulent accounting practices and other manipulations that inflated the value of General Homes' assets. The General Homes Creditors' Committee seeks to have all claims of American Savings and the Bank Group against General Homes' estate disallowed or subordinated to other claims against the estate, and reclassified as equity, as well as costs and expenses of plaintiff, including reasonable attorneys' fees and such other and further relief as the Texas Bankruptcy Court deems just and appropriate. Counsel for all defendants have moved for dismissal of the case. The Bank Group and American Savings also have moved for summary judgment as to them.

The General Homes Plan was confirmed by the Texas Bankruptcy Court on
October 30, 1991. Under the General Homes Plan, the Bank Group is entitled to receive a combination of cash, a note, the right to proceeds in a liquidating trust and stock of the reorganized debtor. Additionally, under the General Homes Plan, claims of General Homes' estate against the Bank Group, including American Savings, are released. The General Homes Creditors' Committee appealed from the judgment confirming the General Homes Plan, but its motion to stay the judgment pending appeal was denied, and substantially all distributions have been made on the Bank Group's claims.

Should the General Homes Creditors' Committee's efforts to subordinate the Bank Group's debt be successful, the members of the Bank Group would be required to return to the estate all distributions of cash and their interests in the other assets in General Homes' estate. American Savings has a 5.34% interest in the Bank Group's claims, as to which it has received, as of January 31, 1995, distributions of $5,142,000 in cash, and has recorded $524,000, net of $486,000 reserve, on its books as its pro rata share of the additional assets to be distributed. Additionally, should the judgment confirming the General Homes Plan be reversed, the General Homes Creditors' Committee may seek to have claims asserted against American Savings and the Bank Group for recovery of various transfers, originally alleged to be in excess of $200,000,000 in the aggregate, as preferences or fraudulent conveyances.

American Savings believes the amended complaint described above to be without merit. Moreover, the General Homes Creditors' Committee and the Bank Group have approved the terms of a settlement agreement, which would dismiss the litigation that the General Homes Creditors' Committee filed against the Bank Group and which contemplates dismissal of the General Homes Creditors' Committee's appeal of the judgment confirming the General Homes Plan. The settlement agreement, however, is dependent upon bankruptcy court approval, and there is no assurance that it will become final.

In the event that the settlement agreement is not approved by the bankruptcy court, American Savings intends to defend the proceeding vigorously. See Note 25(C).

American Savings of Florida, F.S.B. v. Michael Milken, Lowell Milken et al.
On November 14, 1991, American Savings filed suit in the United States District Court for the Southern District of Florida (Case No. 91-2611) against Michael Milken, Lowell Milken and numerous other persons and entities related to the Milkens or to Drexel Burnham Lambert Incorporated. The suit alleged, among other things, that the defendants, through the use of false and misleading statements concerning the nature, value, risks and liquidity of junk bonds and through control and manipulation of the junk bond market, corruptly obtained influence and control over American Savings, Enstar Group and their affiliates and used the control to cause these entities to make investments in junk bonds that were unsuitable or overpriced. The suit asserted, among other things, that these actions violated federal and state securities, antitrust and federal racketeering (RICO) laws and constituted common law fraud, breach of fiduciary duty, unfair competition and violations of other statutory and common law rules.

In the action, American Savings sought, on behalf of itself and Enstar Group, among other things, compensatory, consequential, punitive, rescissionary and treble damages and costs of the suit, including attorneys' fees. Damages before trebling were estimated to be an amount in excess of $370,000,000.

The action was dismissed when American Savings agreed to participate in a global settlement of claims then pending in the United States District Court for the Southern District of New York, including the claims of American Savings and Enstar Group, against the Milken parties. The global settlement was finalized by court order on September 29, 1993. American Savings was represented on the committee that formulated the plan to allocate the proceeds of the settlement. Claims will be paid from a fund of approximately $250,000,000 (the "Fund"), consisting of monies obtained from Michael Milken, certain of his affiliates and the Securities and Exchange Commission Fund. In excess of $200,000,000 of this amount has been collected to date and the balance is scheduled to be paid into the Fund by the end of 1995. In February 1995, American Savings recorded a pretax recovery of $3,300,000, net of certain estimated fees and expenses, including attorneys' fees, from amounts received from the Fund. This amount represents payment of a substantial portion of the settlement of American Savings' direct claims against the Milken parties. American Savings' receipt in the future of any additional monies from the Fund is wholly dependent upon the Fund's receipt of anticipated payments from third parties, which payments cannot be assured.

Certain of the claims asserted as part of the suit were assigned to American Savings by Enstar Group as part of the ongoing restructuring of the commercial relationships between Enstar Group and American Savings begun in 1990. The assignment agreement provides that any amounts payable by the defendants as a result of a final judgment or settlement of the action, after deduction and reimbursement of costs and expenses paid by American Savings and Enstar Group, and after deduction of attorneys' fees and expenses, will be allocated 20% to American Savings and 80% to Enstar Group. Enstar Group's share of any proceeds from the suit will be distributed to its creditors, including American Savings, pursuant to the Bankruptcy Plan. The assignment of Enstar Group's claims to American Savings was approved by OTS, subject to certain conditions, and by the Alabama Bankruptcy Court in Enstar Group's Chapter 11 proceedings. Under the Bankruptcy Plan, two-thirds of Enstar Group's distribution would be made to American Savings and one-third to other creditors. Enstar Group has informed American Savings that it intends to provide a tax reserve and an expense reserve prior to distribution. American Savings has also been informed by Enstar Group that Enstar Group expects to distribute to American

Savings between $4,000,000 and $4,500,000, during the second quarter of 1995. The assignment of Enstar Group's claims to American Savings was approved by OTS, subject to certain conditions, and by the Alabama Bankruptcy Court in Enstar Group's Chapter 11 proceedings. See Part I,
Item 1. Business -"Background - Enstar Group Chapter 11 Proceedings" and
Note 1.

American Savings of Florida, F.S.B. v. Kirkpatrick and Lockhart, et. al. In October 1992, OTS advised American Savings that it had effected, through OTS cease and desist orders, a settlement, for $11,200,000, of its enforcement action and American Savings' private lawsuit against American Savings' former law firm, Kirkpatrick & Lockhart; Alan J. Berkeley, a senior partner of that firm; Harris C. Friedman, former Chairman of the Board, President and Chief Executive Officer of American Savings; and Richard J. Grassgreen, a former director of American Savings. Of the $11,200,000, Kirkpatrick & Lockhart agreed to pay $9,000,000 to OTS for the benefit of American Savings. In addition, Harris Friedman agreed to pay $700,000 and Richard Grassgreen agreed to deliver a $1,500,000 promissory note payable in five annual installments of $300,000, beginning in November 1992. During February 1993, Mr. Grassgreen filed for protection under Chapter 11 of the Bankruptcy Code. During 1994, American Savings received $576,000 directly from the Grassgreen bankruptcy estate in settlement of its claim and in February 1995, American Savings received an additional $300,000 indirectly related to the Grassgreen settlement.

The OTS settlement documents provide that 10% of the settlement amounts was allocated to the settlement of American Savings' private lawsuit and the remaining 90% was allocated to the OTS enforcement action. Further, pursuant to the cease and desist orders and by the Supervisory Directive dated October 21, 1992, OTS directed American Savings to pay its litigation attorneys in the private lawsuit no more than a total of 33-1/3% of 10% of the settlement amounts, as and when collected, or $373,333, if all settlement amounts are collected. On October 9, 1992, American Savings was served with a charging lien, filed in the Circuit Court of the 11th Judicial Circuit in and for Dade County, Florida (Case No. 91-50064 CA 28), for attorneys fees and costs by its attorneys in its private lawsuit, asserting a claim in the amount of 33-1/3% of all amounts to be paid to or for the benefit of American Savings in settlement of both OTS's enforcement action and American Savings' private lawsuit, which would equal $3,733,333.

Pursuant to the OTS Supervisory Directive of October 21, 1992, OTS elected to recover from American Savings $350,000 for its costs of investigation and settlement proceedings.

In February 1995 and during 1994, 1993 and 1992, American Savings received cash payments of $300,000, $576,000, $500,000 and $9,500,000, respectively.
These amounts are included in American Savings' results of operations for each of those periods after deducting legal fees aggregating approximately $362,000, representing the amount due to American Savings' litigation attorneys under the OTS directive, and $350,000 paid to OTS. Attorneys' fees related to amounts recovered through February 1995, according to the charging lien, could range from $362,000 to $3,620,000 in principal amount. American Savings accrued, against the amounts it had received ($10,876,000), and paid, pursuant to the OTS Supervisory Directive entered on October 21, 1992, attorneys' fees of $362,000.

On June 29, 1994, the OTS entered an Order to Cease and Desist ("C & D") against American Savings (to which American Savings consented), reaffirming its Supervisory Directive of October 21, 1992 directing and ordering American Savings not to make any payment to the charging lien claimants without prior written approval of OTS in excess of $373,333 (1/3 of 10% of the settlement amounts, if fully collected), less amounts previously paid, for attorneys' fees, in satisfaction of the charging lien or any judgment that may be entered in the related litigation.

On July 26, 1994, the Circuit Court of the 11th Judicial Circuit in and for Dade County, Florida (the "Circuit Court") issued a final order determining entitlement to and awarding attorneys' fees in connection with the charging lien. The order awarded to the charging lien claimants the sum of approximately $3,000,000, plus prejudgment interest, less amounts previously paid or credited to them as fees. The Circuit Court retained jurisdiction to award attorneys' fees and costs. An amended final judgment in the amount of approximately $3,624,000, including prejudgment interest, was entered on August 1, 1994, as a result of certain errors of calculation in the original judgment. The Circuit Court's order is in conflict with the C & D and the Supervisory Directive.

After consultation with counsel, American Savings believes that the Circuit Court award is in error, particularly in light of the prior, contrary, OTS mandates, and intends to vigorously pursue the appeal of the court order, which was initiated by trial counsel for American Savings on August 23, 1994, in the Third District Court of Appeals of the State of Florida (Case No. 94-02051), as well as other potential available remedies. In view of the foregoing, American Savings has not accrued additional fees awarded to the charging lien claimants as a result of the court order. Additional amounts, if any, will be charged against future results of operations.

On July 27, 1994, the charging lien claimants filed a Petition for Review against OTS in the United States Court of Appeals for the Eleventh Circuit, seeking that the C & D be enjoined, suspended, terminated or otherwise modified. American Savings was not named as a party to the action and cannot predict its outcome or the extent to which it may affect the charging lien litigation.

American Savings cannot predict the effect of the Merger, if any, upon this litigation.

In re The Enstar Group, Inc. For a discussion of Enstar Group's Chapter 11 proceedings, see Part I, Item 1. Business - "Background - Enstar Group Chapter 11 Proceedings" and Note 1.

American Savings is named as a defendant in various other lawsuits filed from time to time involving claims arising in the ordinary course of American Savings' business and, in American Savings' belief, such claims and lawsuits as have arisen in the ordinary course and are pending will not have a material adverse effect on the consolidated financial condition of American Savings.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders of American Savings during the three months ended December 31, 1994.


                                    PART II

Item 5.     MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
            MATTERS

Common Stock

The shares of American Savings Common Stock are registered pursuant to Section 12(g) of the 1934 Act. Until June 30, 1992, the shares were included for quotation on NASDAQ and from that date until June 15, 1993, they were traded on The Nasdaq Small-Cap Market. Since June 15, 1993 they have traded on The Nasdaq Stock Market, under the symbol "ASFL."

As of February 28, 1995, Enstar Group owned 48.5% of the outstanding shares of American Savings Common Stock. On February 28, 1995, the number of holders of record of American Savings Common Stock was 8,429. For a discussion of the right of Enstar Group to vote its shares of American Savings Common Stock, see
Part I, Item 1.  Business - "Background - Enstar Group Chapter 11
Proceedings."

The prices set forth in the following table have been adjusted to reflect a one-for-five reverse split of all issued and outstanding shares of American Savings Common Stock which became effective at the close of business on April 27, 1993. The following table sets forth the high and low sales prices reflecting sales and price information available for shares traded on The Nasdaq Small-Cap Market or The Nasdaq Stock Market, as applicable.


                                                     High Sales      Low Sales
  January 1, 1993 to March 31, 1993                  13  1/8         10  5/16
  April 1, 1993 to June 30, 1993                     13  1/8          9  3/4
  July 1, 1993 to September 30, 1993                 18  3/4         11  3/8
  October 1, 1993 to December 31, 1993               20  3/8         17  1/2
  January 1, 1994 to March 31, 1994                  22  1/4         17  1/2
  April 1, 1994 to June 30, 1994                     23  1/4         20  5/8
  July 1, 1994 to September 30, 1994                 23  3/8         17  7/8
  October 1, 1994 to December 31, 1994               21  3/4         15  1/8

The payment of cash dividends by American Savings is subject to various federal regulations. See Part I, Item 1. Business - "Regulation - Federal Law
- Capital Distributions," "- Capital Maintenance Agreement," and "- Restrictions on Payment of Dividends," and Note 22(C). No cash dividends have been paid on American Savings Common Stock since such stock became publicly traded in 1990.

Item 6.     SELECTED FINANCIAL DATA

The following selected financial data (dollar amounts in thousands) under the captions "Summary of Operations Data" and "Financial Condition Data" have been derived from the consolidated financial statements of American Savings and its subsidiaries, which financial statements at and for the years ended
December 31, 1994, 1993, 1992, 1991 and 1990 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements at and for the years ended December 31, 1994, 1993 and 1992 and the report thereon are included elsewhere herein. This data should be read in conjunction with, and is qualified by reference to, the consolidated financial statements of American Savings and its subsidiaries, the related Notes and the audit report, which refers to a change in the method of accounting for investments and a change in the method of accounting for income taxes in 1993.




                  [Balance of page intentionally left blank]

                   SELECTED FINANCIAL DATA




                                                                                   Years Ended December 31,
Summary of Operations Data                                       1994        1993           1992       1991         1990

Interest income                                              $  195,534   $  179,395  $    210,399   $ 304,531   $  431,115

Interest expense                                                117,095      110,141       144,912     240,950      365,103
Net interest income                                              78,439       69,254        65,487      63,581       66,012

Provision for losses                                                600          650         6,600      11,151       72,922

Net interest income (loss) after provision for losses            77,839       68,604        58,887      52,430       (6,910)

Operating income (1)                                             11,333       11,259        42,798      32,781       17,833
Operating expenses                                              (67,074)     (60,565)      (57,901)    (64,804)     (81,657)

Income (loss) from continuing operations before

      income tax expense (benefit) and items shown below         22,098       19,298        43,784      20,407      (70,734)
Income tax expense (benefit)                                      2,871      (11,200)       17,526       9,666            -

Income (loss) from continuing operations before

      discontinued operations and items shown below              19,227       30,498        26,258      10,741      (70,734)
Net loss from discontinued operations                                -             -             -           -      (11,094)

Income (loss) before extraordinary items and cumulative

      effect of change in accounting for income taxes            19,227       30,498        26,258      10,741      (81,828)
Extraordinary items, net of related income taxes                     -        (4,300)       17,400       8,966        9,100

Cumulative effect of change in acccounting for income taxes          -         2,141            -          -              -

             Net income (loss)                               $   19,227   $   28,339  $     43,658   $  19,707   $  (72,728)


Net income (loss) per share, primary (2)                     $     1.60   $     2.38  $       3.75   $    1.75   $    (6.63)

Net income (loss) per share, fully diluted (2)               $    1.60    $     2.38  $       3.71   $    1.75   $    (6.63)


Servicing fees, net, as a percentage of net interest income       3.81%         4.80%        4.11%        7.09%         7.04%


                                                                                          At  December 31,

Financial Condition Data                                        1994         1993         1992           1991           1990



Total assets                                                 $3,560,612   $3,117,032  $ 2,955,099    $  3,373,330  $   4,400,121
Mortgage-backed securities held to maturity, net                960,230      547,548    1,438,797       1,215,574      2,371,840

Loans receivable, net                                         1,948,124    1,577,511    1,175,947         945,320      1,085,264

Amounts due from Enstar, net                                         -            -           -                -         160,736
Assets held for sale                                             63,758     113,228       91,885         309,331          25,317

Securities available for sale                                   159,282     615,473           -               -               -

U.S. Government and agency obligations                          117,032       3,152        3,152          54,335           23,129
Other marketable securities                                       4,292       6,304        6,323           6,333          232,806

Other investments (3)                                            95,418      70,340       28,241         560,667          168,246

Savings deposits                                              2,335,627   2,228,090    2,261,667       2,467,529        3,266,132

Borrowed funds                                                  955,863     617,832      476,899         741,853          966,301
Stockholders' equity                                         $  216,534   $ 207,867   $  173,855     $   132,576  $       113,479



Other Financial Data
Regulatory capital

      Core capital                                           $178,657      $68,970     $136,125        $ 108,673  $        88,004

      Core capital excess (deficiency)                         73,369       77,312       49,468            9,652          (41,346)
      Tangible capital                                        159,362       38,755       98,668           48,995           11,050

      Tangible capital excess (deficiency)                    106,810       93,036       55,469             (361)         (53,438)

      Risk-based capital                                      195,350       86,828      151,716          124,415          106,722
      Risk-based capital excess (deficiency)                   53,994       68,990       51,880           19,799          (44,174)



Number of offices, including loan offices                          37           32           32               35               58

N/A = Not Applicable

    (1)      The years ended December 31, 1992 and 1990 include
             $8,881,000 and $3,247,000, respectively, of litigation recoveries. Additionally, the year ended December 31, 1992 includes $4,006,000 distribution from Enstar Group bankruptcy estate.

    (2) Adjusted for a one-for-five reverse split effected at the close of business April 27, 1993.

    (3) Consists of interest bearing deposits, Federal funds sold, securities purchased under resale agreements, other short term investments and Federal Home Loan Bank stock, at cost.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                              Recent Developments

For a discussion of the Merger Agreement entered into on December 4, 1994 with First Union, see Note 1 and Part I, Item 1. Business - "Recent Developments." The Merger Agreement provides that, without the prior written consent of First Union, American Savings will conduct its business only in the ordinary and usual course consistent with past practice, and not take certain actions relating to the operation of American Savings pending consummation of the Merger (expected to be in mid-1995). These actions include, among others: (i) disposing of any material portion of its assets or acquiring any substantial portion of the business or property of any other entity, (ii) changing its lending, investment, liability management, accounting procedures, or other material banking policies in any material respect and (iii) acquiring private issue MBSs.

                              Financial Condition

Changes in Consolidated Financial Condition

Stockholders' equity increased by $8,667,000, to $216,534,000 at December 31, 1994 compared with $207,867,000 at December 31, 1993. The increase in stockholders' equity was attributable to $19,227,000 from net income and $879,000 from the exercise of stock options, partially offset by the change in unrealized losses, net of deferred taxes, of $11,439,000 on American Savings' portfolio of securities available for sale. The change in unrealized losses resulted from sales of $445,409,000 of MBSs available for sale and declines in the market value of MBSs available for sale resulting from increases, during 1994, in market interest rates.

Consolidated assets and liabilities amounted to $3,560,612,000 and $3,344,078,000, respectively, at December 31, 1994, compared with $3,117,032,000 and $2,909,165,000, respectively, at December 31, 1993. The increases in consolidated assets and liabilities of $443,580,000 and $434,913,000, respectively, occurred pursuant to the 1994 operating plan of American Savings. American Savings expects that, pending consummation of the Merger, American Savings' balance sheet will decrease, as short-term borrowings will be repaid with net asset cash flows.

Securities available for sale, which consist primarily of MBSs, decreased $456,191,000, to $159,282,000 at December 31, 1994, from $615,473,000 at
December 31, 1993 and MBSs held to maturity increased $412,682,000, to $960,230,000 at December 31, 1994, from $547,548,000 at December 31, 1993. In response to market conditions and in order to reduce the exposure to charges to stockholders' equity resulting from the impact of rising market interest rates on the fair value of its portfolio of MBSs available for sale, during 1994, American Savings sold MBSs having an aggregate carrying value of $445,409,000 and realized gains of $2,957,000 on the sales. See "Results of Operations - Operating Income" below. American Savings reinvested proceeds from these sales in MBSs held to maturity.

Securities held to maturity increased $111,868,000, to $121,324,000 at December 31, 1994, as a result of purchases of U.S. Government agency debentures, which are callable at repricing dates.

Loans receivable, net, increased $370,613,000 to $1,948,124,000 at December 31, 1994 from $1,577,511,000 at December 31, 1993. This increase is primarily attributable to the origination and purchase of variable-rate loans and loans having an average life of less than 5 years. The loan originations retained and the loans purchased by American Savings have repricing characteristics which reduce exposure to interest rate risk.

Savings deposits increased $107,537,000 to $2,335,627,000 at December 31, 1994 and other borrowed funds increased $338,031,000 to $955,863,000 at December 31, 1994. Savings deposits increased primarily as a result of increases in certificates of deposit as American Savings competitively priced these deposits. The increase in other borrowed funds, primarily securities sold under agreements to repurchase, resulted from the planned increase in total liabilities to fund increased levels of interest earning assets.

Asset Quality. Nonperforming assets, excluding TDRs amounted to $24,939,000 at December 31, 1994, reflecting a decrease of $3,783,000 during the year as a result of a decrease in nonaccrual loans and sales of REO.

Nonperforming assets are composed of nonaccrual loans, problem investments in real estate and REO. Restructured loans are loans for which the terms have been modified due to difficulties experienced by the borrower. Other potential problem loans are loans which demonstrate characteristics which may result in such loans becoming past due, nonaccrual and/or TDR in the foreseeable future.

American Savings' Credit Committee is responsible for providing senior management oversight and ongoing review of American Savings' asset portfolios. As part of this responsibility, the Credit Committee monitors problem loans and REO, including related allowances for losses. In order to reduce the level of nonperforming assets, American Savings continues to initiate foreclosure proceedings, as appropriate, relating to defaulted real estate loans and dispose of real estate owned as quickly as is prudently possible.

The following table sets forth American Savings' nonperforming assets, restructured loans and other potential problem loans at the dates indicated.


                                                                           December 31,
     (in thousands)                                        1994                 1993                  1992
     Nonaccrual loans, including nonaccrual TDRs (1)
       Residential                                      $    6,903           $    5,744            $    8,537
       Residential construction and land                         -                    -                   313
       Commercial real estate                                7,935               10,026                22,395
       Corporate                                             1,923                2,912                 3,079
       Consumer                                                552                  360                   305
         Total nonaccrual loans                             17,313               19,042                34,629

     Real estate owned, net, including
       undisbursed commitments                               7,626                9,680                28,953
     Total nonperforming assets                             24,939               28,722                63,582

     TDRs, excluding nonaccrual TDRs
       Permanent commercial real estate                     17,299               17,471                18,353
       Other                                                   111                  112                     -
                                                            17,410               17,583                18,353
     Total nonperforming assets and TDRs                $   42,349           $   46,305            $   81,935

     Other potential problem loans                      $   11,127           $   18,673            $   15,730

     Loans receivable (2)                               $2,024,993           $1,628,671            $1,233,628
     Total assets                                       $3,560,612           $3,117,032            $2,955,099
     As a percentage of loans receivable:
       Nonaccrual loans (3)                                    .85%                1.17%                 2.51%
       Nonaccrual loans and TDRs (3)                          1.71%                2.25%                 4.00%
     As a percentage of total assets:
       Nonperforming assets (3)                                .70%                0.92%                 2.03%
       Nonperforming assets and TDRs (3)                      1.19%                1.49%                 2.65%

     (1)   Includes $8,161,000, $11,635,000 and $21,346,000 of nonaccrual loans which have been restructured as of
           December 31, 1994, 1993 and 1992, respectively.
     (2)   For purposes of this table, loans receivable include undisbursed portions of loans in process, unearned fees and discounts, net premiums on purchased loans and discounts from purchase valuation.
     (3)   For purposes of this calculation, nonaccrual loans are net of deferred gross profit of $3,649,000 at
           December 31, 1992 on a commercial real estate loan.

     The provision for losses totalled $600,000 for the year ended December 31, 1994. American Savings' loan loss reserves amounted to $19,087,000 at December 31, 1994. Of this amount, $16,787,000 represented general loan loss reserves, all of which qualified as supplementary capital for risk-based capital purposes. For further information on American Savings' allowances for losses see Note 2 - "Allowances for Losses on Loans and Real Estate" and Note 11, which are incorporated herein by reference.

The following is a summary of allowances for losses on loans, net:


                                                                 Years Ended December 31,
     (in thousands)                                        1994         1993          1992         1991       1990
     Beginning balance
       Residential                                      $   1,208    $    643      $    480     $    484    $    472
       Residential construction and land                    1,257         999         1,609        8,499       2,890
       Commercial real estate                              13,704      27,885        18,048       22,726       4,175
       Corporate                                            2,257       3,648         8,040       11,382       2,624
       Consumer                                             2,026       2,260         1,756        2,239       4,415
                                                           20,452      35,435        29,933       45,330      14,576
     Deduct charge-offs
       Residential                                            420         557           541          232         255
       Residential construction and land                        -           -           136        7,658       7,628
       Commercial real estate                                 280      12,353         1,282        8,039       2,741
       Corporate                                              989       5,891            22        4,755          79
       Consumer                                             1,859       1,364         2,801        3,986       5,590
                                                            3,548      20,165         4,782       24,670      16,293
     Add recoveries
       Residential                                             29          70            49           44          67
       Residential construction and land                        -           6           243           55          25
       Commercial real estate                                  48           5           170        1,312          97
       Corporate                                                3           3             8           19         201
       Consumer                                               687         541           800          482         226
                                                              767         625         1,270        1,912         616
     Add provision for losses
       Residential                                            600         650           655          184         200
       Residential construction and land                        -           -           453        3,764      13,212
       Commercial real estate                                   -           -         4,697        2,788      21,225
       Corporate                                                -           -             -        1,394       8,606
       Consumer                                                 -           -           795        3,021       3,188
                                                              600         650         6,600       11,151      46,431
     Add (deduct) transfers and other changes(1)
       Residential                                          1,168         402             -            -           -
       Residential construction and land                    1,492         252        (1,170)      (3,051)          -
       Commercial real estate                              (3,675)     (1,833)        6,252         (739)        (30)
       Corporate                                              729       4,497        (4,378)           -          30
       Consumer                                             1,102         589         1,710            -           -
                                                              816       3,907         2,414       (3,790)          -
     Ending balance
       Residential                                          2,585       1,208           643          480         484
       Residential construction and land                    2,749       1,257           999        1,609       8,499
       Commercial real estate                               9,797      13,704        27,885       18,048      22,726
       Corporate                                            2,000       2,257         3,648        8,040      11,382
       Consumer                                             1,956       2,026         2,260        1,756       2,239
                                                        $  19,087    $ 20,452      $ 35,435     $ 29,933    $ 45,330

     Allowance for losses on loans:
       As a percentage of nonaccrual loans(2)              110.25%     107.40%       114.38%       44.19%      27.61%
       As a percentage of nonaccrual loans and TDRs(2)      54.97%      55.84%        71.83%       43.51%      25.87%
     Ratio of net charge-offs to average loans               0.15%       1.37%         0.35%        2.03%       1.06%


     (1)  Consists primarily of interest payments and capitalized interest.
     (2)  For purposes of this calculation, nonaccrual loans are net of deferred gross profit of $3,649,000 at
          December 31, 1992 and 1991 and $2,594,000 at December 31, 1990 on a commercial real estate loan.
          Additionally, allowances for losses on loans at December 31, 1990 includes specific loss reserves of
          $26,491,000 related to amounts due from Enstar Group.

Accounting by Creditors for Impairment of a Loan. SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS 118, is effective for financial statements issued for fiscal years beginning after December 15, 1994, and defines the criteria for loan impairment and the measurement methods for certain impaired loans and loans whose terms are modified in TDRs. Under SFAS 114, the measurement of loan impairment is based upon the present value of expected future cash flows, discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If foreclosure is probable, impairment must be based upon the fair value of the collateral. Effective

January 1, 1995, American Savings prospectively adopted SFAS 114. American Savings believes that the implementation of this statement will not have a material effect on its financial condition.

Liquidity, Capital Resources and Other Matters

Liquidity. Liquidity is the ability to satisfy all financial commitments through the acquisition of additional liabilities or through the sale or maturity of assets. Currently, American Savings expects it will be able to satisfy its financial commitments through its sources of funds which are, primarily, MBSs and loan repayments and, secondarily, reverse repos and other borrowings from time to time, including borrowings from FHLB of Atlanta.

All savings institutions, including American Savings, are required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States government, state or federal agency obligations, and other corporate debt obligations and commercial paper) equal to 5% of the sum of the average daily balance during the preceding calendar month of net withdrawable accounts and short-term borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. All savings institutions, including American Savings are also required to maintain an average daily balance of short-term liquid assets (generally having maturities of 12 months or less) equal to at least 1% of average daily balance of net withdrawable accounts and current borrowings. Penalties may be imposed by OTS for violations of liquidity requirements. At December 31, 1994, the average daily balance of short-term liquid assets amounted to $41,446,000, or 1.30% of the liquidity base and total liquid assets were $244,615,000, or 7.67% of the liquidity base. See
Part I, Item 1. Business - "Regulation - Federal Law - OTS Liquidity Requirements."

Enstar Group Matters. See Note 1 and Part I, Item 1. Business - "Background - Recent Developments" and "- Enstar Group Chapter 11 Proceedings," which are incorporated herein by reference, for a discussion of Enstar Group's ownership of approximately 48.5% of American Savings Common Stock and Enstar Group's bankruptcy plan.

Contingencies and Legal Recoveries. For a discussion of contingencies and other legal matters, including a $3,300,000 recovery in February 1995 and an anticipated distribution of between $4,000,000 and $4,500,000 from the Enstar Group bankruptcy estate see Part I, Item 3. Legal Proceedings and Notes 24 and 25.

Regulatory Capital. At December 31, 1994, American Savings was in compliance with its three current and fully phased-in capital requirements and had achieved a 4.55% tangible capital level, a 5.09% core capital level (4.72% on a fully phased-in basis) and a 11.06% risk-based capital level (10.39% on a fully phased-in basis). See Note 22(D) for a calculation of American Savings' requirements, American Savings' capital under each of these three requirements and enacted changes to the requirements.

Committed Resources. For a discussion of committed resources, see Note 24. Commitments will be funded primarily with repayments of loans and MBSs.

Asset/Liability Management

As a financial institution, much of the profitability of American Savings is derived from the size of its net interest margin. Net interest margin is affected by the relative and absolute amounts of interest earning assets and interest bearing liabilities, and the amounts of credit and interest rate risk assumed. Monitoring and reporting of net interest margin, as well as developing strategies to adjust net interest margin are the primary concerns of asset/liability management.

Management believes that American Savings' proper role as a financial institution implicitly embodies the assumption of acceptable amounts of credit and interest rate risk with the goal of reasonable returns on investments relative to the risks assumed. In balancing these variables, American Savings' objectives are to minimize credit risk, while assuming moderate interest rate risk. American Savings attempts to limit its credit risk through its underwriting standards and policies.

American Savings' Board has established interest rate risk policies and procedures which delegate to ALCO the responsibility to monitor and report on interest rate risk, devise strategies to adjust interest rate risk, monitor loan originations, approve and monitor the use of hedging instruments, price all loan and deposit products and monitor the performance of securities available for sale. Further, ALCO approves asset purchases and, when necessary to supplement deposit levels, will choose among alternative funding sources.

A key to developing an acceptable level of interest rate risk is the management of assets originated for portfolio and asset purchase decisions. ALCO has designed an asset strategy for American Savings which generally allows interest income to adjust favorably to long-term interest rate trends through either interest rate adjustments or the reinvestment of principal cash flows.

Originated loans retained in the loan portfolio and purchased loans and securities either have interest rates which adjust in one year or less or have a rate term or maturity of no more than ten years. Originated loans are priced to meet corporate objectives for return on equity on a match-funded basis. Investment decisions are made based on the investment's credit-worthiness, yield and earnings volatility. Credit insurance policies are generally acquired from high-quality mortgage insurers for purchased pools of first mortgage loans as a means to reduce the credit risk of these loans. Purchased securities are either U.S. Government Agency-backed or are rated AA or better by a nationally recognized credit rating organization.

The return on equity from originated loans is generally greater than that which can be derived from purchased loans, which generally have a greater return on equity than purchased securities. As such, during 1994, American Savings continued to build its lending capabilities to reduce reliance on wholesale asset acquisitions. Although loan origination volumes, amounting to $571,995,000 in 1994, were sufficient to cover loan repayments and payoffs, they continued to fall short of American Savings' reinvestment and asset growth needs in 1994.

During 1994, American Savings purchased current-index six-month and one-year variable-rate mortgage loans and MBSs of $195,406,000 and $475,019,000, respectively. These purchases were funded with borrowings under reverse repos and proceeds from sales of securities available for sale. As a result of rapidly rising interest rates during 1994, American Savings reduced its interest rate sensitivity through the sale of securities available for sale including $119,310,000 of lagging-index ARM securities and $179,436,000 of seven-year balloon MBSs.

During 1994, American Savings also sold $34,978,000 of fixed-rate first mortgage loans, the proceeds from which were used to repay short-term borrowings.

As of December 31, 1994 securities available for sale aggregated $159,282,000. The Board has set limits as to the aggregate amount and market value volatility of this portfolio. Securities were designated as available for sale to provide greater flexibility in managing the future asset composition of American Savings. Securities held in the available for sale portfolio provide a high degree of liquidity and overall low price volatility. From time to time certain securities from this portfolio may be sold in conjunction with asset/liability management strategies.

Interest rate risk is also impacted by the composition of American Savings' interest-bearing liabilities, which primarily consist of deposits gathered from its retail branch network, reverse repos and FHLB Advances.

Deposit liabilities are priced to maintain competitiveness in the local marketplace. Although the primary deposit vehicle used by American Savings' customer base is certificates of deposit, American Savings has emphasized the generation of transaction accounts as a means of increasing net interest income.

To the extent deposits are insufficient to fund the interest earning assets, FHLB Advances and reverse repos are utilized. While certificates of deposit terms are dictated by consumer preferences, American Savings selects the term of FHLB Advances based upon the maturity and repricing characteristics of its interest earning assets and other interest-bearing liabilities. Although fixed-rate terms of up to 10 years are available through the FHLB, FHLB Advances obtained by American Savings in 1994 generally have adjustable interest rates indexed to the three-month LIBOR. Fixed-rate advances from the FHLB have been utilized from time to time as part of the overall asset/liability strategy for American Savings. During January 1994, American Savings prepaid $64,000,000 of high rate FHLB Advances which were scheduled to mature in 1994 and 1996. See Note 16.

American Savings has also used interest rate swap and cap agreements to adjust interest rate risk. During 1994, as a result of rapidly rising interest rates, American Savings purchased $250,000,000 of three-month LIBOR interest rate caps, expiring March of 1996 through September of 1997. American Savings also has a $70,000,000 three-month LIBOR reverse interest rate swap, which expires in December of 1997. The Merger Agreement restricts American Savings from entering into additional off-balance sheet financial derivative contracts during the pendency of the Merger, without the prior consent of First Union.

ALCO monitors the volatility of net interest income under varying interest rate scenarios and the repricing characteristics of interest earning assets and interest bearing liabilities. Prepayment assumptions are based upon national broker/dealer projections, adjusted, to the extent considered necessary, for actual prepayment levels experienced by American Savings. Decisions to change the asset and liability mix of American Savings are typically based on these analyses.

Although the interest rate risk position of American Savings is monitored primarily through simulations of net interest income under different interest rate scenarios, ALCO also uses a "gap" analysis. The one-year gap is the difference between the dollar amount of assets and the dollar amount of liabilities maturing or repricing within the next twelve months. Generally, if the one-year gap is negative, the institution's net interest margin should increase for the year after a general drop in rates and, conversely, the net interest margin should decrease for the year after a general rise in rates.
If the one-year gap is positive, the institution's net interest margin should decrease for the year after a general drop in rates and, conversely, the net interest margin should increase for the year after a general rise in rates.
As of December 31, 1994, American Savings had a positive one-year gap equal to 0.66% of assets, compared with a one-year negative gap of 2.10% at December 31, 1993. The change in the one-year gap resulted primarily from purchases of current-index adjustable-rate securities, an increase in longer-term liabilities and cap agreements entered into in 1994. Although at December 31, 1994 American Savings had a slightly positive gap, net interest margin and interest rate spread compressed in the fourth quarter of 1994, and may compress further, if short-term variable-rate liabilities reprice more quickly than variable-rate assets, a large portion of which are subject to periodic caps. See "Results of Operations - Net Interest Income - 1994 Compared with 1993."

OTS has directed American Savings to submit a plan to reduce interest rate risk and to increase capital levels in order to provide a sufficient cushion against interest rate risk. In light of the Merger Agreement, American Savings has no current plans to raise external capital. Additionally, American Savings believes interest rate risk reduction will be achieved through the projected decrease in the balance sheet pending consummation of the Merger as short-term borrowings will be repaid with net asset cash flows. See Part I, Item 1. Business - "Regulation - Federal Law - Regulatory Capital" and Note 22(D).

The table below sets forth the projected maturities, and/or repricing terms of American Savings' assets and liabilities at December 31, 1994. Balances are derived using actual remaining terms, actual repricing dates, estimated prepayment rates and estimated runoff percentages. Assumptions used for prepayments and runoff are developed by American Savings based on the financial characteristics of the individual types of assets and liabilities relative to the general level of market interest rates. Fixed-rate residential first mortgage loans are assumed to repay based on the underlying coupon of the loans relative to current and projected market rates for like loans. Adjustable-rate first mortgage loans are assumed to repay based on their historical performance relative to national broker/dealer's projections. Consumer loans are assumed to repay based on historical data from American Savings' portfolio. Passbook savings accounts and NOW accounts are assumed to run off at a rate of 17.00% per year, which reflects American Savings' expectations and historical experience. Money market accounts are assumed to run off at a rate of 40.00% per year. Other assets and liabilities reflect their contractual repricing and/or maturity terms. While this report is calculated to approximate the sensitivity of these balances, there is no assurance that American Savings' actual experience will match the assumptions used.

INTEREST RATE SENSITIVITY ANALYSIS - DECEMBER 1994
(dollar amounts in thousands)


                                                 Less than      1 to 3         3 to 5      5 Years        Non-Rate
                                                  1 Year        Years          Years   and Thereafter     Sensitive       Total
ASSETS

Loans receivable                              $  1,076,925   $  500,317    $   256,122   $  105,850    $         -    $   1,939,214
Mortgage-backed securities held to maturity        640,913      165,891        117,899       35,527              -          960,230

Securities  available for sale                      84,105       27,723         47,454            -              -          159,282

Investment securities and FHLB stock               162,903       24,773         25,763        3,303              -          216,742

Unamortized permiums and other deductions          (4,945)      (1,907)        (1,075)        (476)              -          (8,403)
Nonperforming loans                                      -            -              -            -         17,313           17,313

Noninterest-earning assets                               -            -              -            -        212,476          212,476

Assets held for sale                                63,758            -              -            -              -           63,758
       TOTAL ASSETS                           $  2,023,659   $  716,797    $   446,163   $  144,204    $   229,789    $   3,560,612



LIABILITIES AND STOCKHOLDERS' EQUITY
Certificate accounts with fixed maturities    $  1,024,793   $  578,273    $    79,966   $       12    $         -    $   1,683,044

Checking accounts including NOW, Super NOW and
       other transaction accounts                   32,540       49,425         34,049       75,399         12,851          204,264

Money market savings accounts                      160,858      153,424         55,592       32,272              -          402,146

Passbook accounts                                    7,042       10,696          7,369       16,318              -           41,425

FHLB advances                                      450,000            -              -        4,205              -          454,205

Securities sold under agreements to repurchase     487,534            -              -            -              -          487,534

Other borrowings                                       869          265            300       12,690              -           14,124

Advance payments by borrowers for taxes and
    insurance                                     $15,170            -              -            -              -            15,170

Effect of hedging                                (180,000)      180,000              -            -              -                -

Optional or firm commitments to buy or sell          1,485            -        (7,709)        6,224              -                -

Noninterest-bearing liabilities and
     stockholders' equity                               -            -              -            -        258,700          258,700

       TOTAL LIABILITIES AND STOCKHOLDERS'
         EQUITY                              $  2,000,291   $  972,083    $   169,567   $  147,120    $   271,551    $   3,560,612



DIFFERENCE BETWEEN ASSETS AND

       LIABILITIES AND STOCKHOLDERS' EQUITY   $     23,368   $(255,286)    $   276,596   $  (2,916)    $  (41,762)


DIFFERENCE AS A PERCENTAGE OF TOTAL ASSETS           0.66%       -7.17%          7.77%       -0.08%         -1.17%


CUMULATIVE DIFFERENCE BETWEEN ASSETS AND
       LIABILITIES AND STOCKHOLDERS' EQUITY    $       68    $  (231,918)       44,678    $  41,762    $       -


CUMULATIVE DIFFERENCE AS A PERCENTAGE OF
       TOTAL ASSETS AS OF DECEMBER 31, 1994          0.66%        -6.51%          1.25%        1.17%        0.00%

Impact of Inflation

The consolidated financial statements and related consolidated data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of dollars over time due to inflation. The primary impact of inflation on the operations of American Savings is reflected in increased operating costs. Unlike most commercial enterprises, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Over any given period, interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.


                             Results of Operations

Net Income and Pretax Earnings from Core Operations

American Savings reported net income of $19,227,000 for the year ended December 31, 1994, compared with $28,339,000 for the year ended December 31, 1993. Net income for the year ended December 31, 1994 was reduced by noncore net expenses of $1,753,000 and income tax expense totaling $2,871,000. This compares with net income for the year ended December 31, 1993 which benefited from $646,000 of noncore income, an $11,200,000 income tax benefit resulting from a reduction in the valuation allowance for deferred tax assets and $2,141,000 of income resulting from the cumulative effect of the adoption in 1993 of SFAS No. 109, Accounting for Income Taxes (see Note 18), partially offset by an extraordinary charge in 1993 of $4,300,000 resulting from the early extinguishment of high-rate FHLB Advances.

American Savings reported net income of $28,339,000 for the year ended December 31, 1993, compared with $43,658,000 for 1992. The decrease in net income resulted primarily from a $30,590,000 decrease in nonrecurring, noncore earnings from $31,236,000 in 1992 and the extraordinary charge in 1993 of $4,300,000 discussed above. These decreases were partially offset by an increase of $6,104,000 in pretax core earnings, the $11,200,000 income tax benefit and the $2,141,000 of income resulting from the cumulative effect of the change in accounting principle discussed above.

Pretax core earnings amounted to $23,851,000 for the year ended December 31, 1994, compared with $18,652,000 in 1993 and $12,548,000 in 1992. Pretax core earnings are defined as earnings from operations before: income taxes, certain nonrecurring gains on sales of assets, net litigation recoveries and settlements, extraordinary items and accounting changes. The improvement in core earnings from 1993 to 1994 resulted from increased net interest income, reflecting increases in average balances of interest-earning assets and increased net interest margin. Partially offsetting these increases in core earnings were increases in core expenses, primarily compensation and benefits, as American Savings built the staff in its business units, particularly its lending divisions. The improvement in 1993 core earnings compared with 1992 resulted from decreased provision for losses and increased net interest income. For further information regarding these core income components, see "Net Interest Income," "Operating Income" and "Operating Expenses" below. The following table presents the components of pretax earnings from core operations for the periods presented.



                                                                                  Years Ended December 31,
     (in thousands)                                                         1994            1993           1992
     Net interest income, before provision for losses                    $ 78,439        $ 69,254       $ 65,487
     Provision for losses                                                    (600)           (650)        (6,600)
     Net interest income, after provision for losses                       77,839          68,604         58,887
     Gains (losses) on sales of assets held for sale                       (3,231)          1,042          1,540
     Gains on sales of securities available for sale                        3,672               -              -
     Gains on sales of loans held for investment                              984               -              -
     Nonrecurring gains on sales of other assets held for sale                  -               -          1,428
     Loan servicing fees, net                                               2,986           3,327          2,693
     Other core income                                                      6,075           5,247          5,901
     Core expenses                                                        (64,474)        (59,568)       (57,901)
     Pretax core earnings                                                $ 23,851        $ 18,652       $ 12,548

Net Interest Income

Net interest income is the largest component of American Savings' core earnings. The difference between the combined yields earned on MBSs, loans and investments and the combined rates paid on deposits and borrowings is referred to as the interest rate spread. The net interest margin represents net interest income divided by average interest-earning assets. As discussed in "Financial Condition - Asset/Liability Management" above, interest income may vary from time to time due to the asset/liability gap.

1994 Compared With 1993

For the year ended December 31, 1994, net interest income amounted to $78,439,000, before the provision for losses, compared with $69,254,000, for the year ended December 31, 1993. American Savings' interest rate spread increased 5 basis points in 1994 and net interest margin increased 7 basis points compared with 1993. The increase in net interest margin resulted from a larger excess of interest earning assets over interest bearing liabilities in 1994 compared with 1993 and the increase in interest rate spread. However, as a result of the rapid increase in interest rates in 1994, net interest margin and interest rate spread compressed in the fourth quarter of 1994 from 257 basis points and 250 basis points, respectively, in the third quarter of 1994 to 239 basis points and 231 basis points, respectively, as short-term, variable-rate liabilities repriced at higher rates and more quickly than variable-rate assets. At December 31, 1994, American Savings' variable-rate first mortgage loans and MBSs included approximately $681,000,000 and $597,000,000, respectively, which are subject to periodic caps. The periodic caps allow for the assets to adjust no more than 1% in a six month period or 2% in a 12 month period. As a result of market interest rates increasing more than these caps during 1994, net interest income was adversely affected as these assets did not reprice to their fully indexed rates.

The following table summarizes the average yields earned on interest earning assets and the average rates paid on interest bearing liabilities for the periods presented (dollar amounts in thousands).


                                                 Year Ended December 31, 1994       Year Ended December 31, 1993
                                                   Average            Average       Average               Average
     Summary of Average Rates                      Balance  Interest    Rate        Balance    Interest     Rate
     Interest earning assets
       MBSs                                      $  854,907 $ 45,989    5.38%     $1,286,345   $ 71,895      5.59%
       Loans (1)                                  1,797,987  121,618    6.76       1,429,141     98,887      6.92
       Securities available for sale                298,817   15,536    5.20               -          -         -
       Assets held for sale                          81,989    5,865    7.15          90,489      6,012      6.64
       Other interest earning assets                101,957    6,526    6.40          48,648      2,601      5.35
         Total interest earning assets           $3,135,657 $195,534    6.24%     $2,854,623   $179,395      6.28%
     Interest bearing liabilities
       Deposits                                  $2,305,926 $ 81,031    3.51%     $2,240,995   $ 79,510      3.55%
       Reverse repos                                407,147   18,383    4.52         175,165      5,652      3.23
       FHLB advances and other borrowings           367,652   17,681    4.81         415,768     24,979      6.01
         Total interest bearing liabilities      $3,080,725 $117,095    3.80%     $2,831,928   $110,141      3.89%

     Net interest income                                    $ 78,439                           $ 69,254
     Interest rate spread                                               2.44%                                2.39%
     Net interest margin (2)                                            2.50%                                2.43%


     (continued)




                                                  Increase (Decrease) Due to Change in
     Summary of Change in Net Interest Income       Rate     Volume (3)      Total
     Interest income
       MBSs                                       $ (2,701)  $(23,205)     $ (25,906)
       Loans                                        (2,287)    25,018         22,731
       Securities available for sale                     -     15,536         15,536
       Assets held for sale                            461       (608)          (147)
       Other interest earning assets                   511      3,414          3,925
         Total interest income                      (4,016)    20,155         16,139
     Interest expense
       Deposits                                       (896)     2,417          1,521
       Reverse repos                                 2,260     10,471         12,731
       FHLB advances and other borrowings           (4,989)    (2,309)        (7,298)
         Total interest expense                     (3,625)    10,579          6,954
     Change in net interest income                $   (391)  $  9,576      $   9,185

     (1)  Average balance includes nonaccrual loans.
     (2)  Net interest income divided by average interest earning assets.
     (3)  Income and expense changes resulting from change in rate multiplied by change in volume have been allocated solely to change in volume.

     Interest income amounted to $195,534,000 for the year ended December 31, 1994 compared with $179,395,000 for the year ended December 31, 1993, an increase of $16,139,000. The increase in interest income resulted primarily from an increase in the average balance of interest-earning assets of $281,034,000, from $2,854,623,000 for the year ended December 31, 1993 to
$3,135,657,000 for the year ended December 31, 1994, partially offset by a 4 basis point decrease in the yield on interest earning assets, from 6.28% in 1993 to 6.24% in 1994.

The decrease in average yield on interest-earning assets in 1994 compared with 1993 reflected accelerated prepayments in 1993 continuing into the beginning of 1994 of higher yielding mortgage loans, MBSs and CMOs. Additionally, as a result of the repricing lag on variable-rate loans and MBSs, the average yield for the year ended December 31, 1994 on these assets does not fully reflect the benefit of the rise in general market interest rates.

Interest expense increased $6,954,000 to $117,095,000 for the year ended December 31, 1994 from $110,141,000 in 1993. The increase in interest expense resulted primarily from the $248,797,000 increase in the average balance of interest bearing liabilities to $3,080,725,000, from $2,831,928,000 for 1993, partially offset by a 9 basis point decrease in the average rate paid on interest bearing liabilities to 3.80%. The decrease in average rates paid on interest-bearing liabilities in 1994 was due to (i) a decrease in the cost of deposits as a result of the impact of the decline in interest rates in 1993 and the ability to maintain those lower rates despite increases, in 1994, in interest rates in the nation's money markets, (ii) the impact of repaying, on February 1, 1994, $150,000,000 Mortgage-Backed Notes, Series C, which carried a cost to American Savings of 7.69%, net of amortization of related deferred issuance costs and reverse interest rate swap gains and (iii) the prepayment, in January 1994, of $64,000,000 of FHLB advances which had a weighted average cost of 9.39%.

1993 Compared With 1992

For the year ended December 31, 1993, net interest income amounted to $69,254,000, before the provision for losses, compared with $65,487,000, for the year ended December 31, 1992. Net interest margin increased to 243 basis points in 1993 from 230 basis points in 1992 due to an excess of interest earning assets over interest bearing liabilities in 1993 (compared with an excess of interest bearing liabilities over interest earning assets in 1992) and a 3 basis point increase in interest rate spread.

The following table summarizes the average yields earned on interest earning assets and the average rates paid on interest bearing liabilities for the periods presented (dollar amounts in thousands).


                                                 Year Ended December 31, 1993       Year Ended December 31, 1992
                                                   Average            Average       Average               Average
     Summary of Average Rates                      Balance  Interest    Rate        Balance    Interest     Rate
     Interest earning assets
       MBSs                                      $1,286,345 $ 71,895    5.59%     $1,417,309   $103,645      7.31%
       Loans (1)                                  1,429,141   98,887    6.92       1,017,038     86,116      8.47
       Assets held and available for sale            90,489    6,012    6.64         126,067      8,124      6.44
       Other interest earning assets                 48,648    2,601    5.35         287,509     12,514      4.35
         Total interest earning assets           $2,854,623 $179,395    6.28%     $2,847,923   $210,399      7.39%
     Interest bearing liabilities
       Deposits                                  $2,240,995 $ 79,510    3.55%     $2,349,010   $112,928      4.81%
       Reverse repos                                175,165    5,652    3.23         175,807      6,934      3.94
       FHLB advances and other borrowings           415,768   24,979    6.01         353,889     25,050      7.08
         Total interest bearing liabilities      $2,831,928 $110,141    3.89%     $2,878,706   $144,912      5.03%

     Net interest income                                    $ 69,254                           $ 65,487
     Interest rate spread                                               2.39%                                2.36%
     Net interest margin (2)                                            2.43%                                2.30%

                                                  Increase (Decrease) Due to Change in
     Summary of Change in Net Interest Income       Rate     Volume (3)      Total
     Interest income
       MBSs                                       $(24,378)  $ (7,372)     $ (31,750)
       Loans                                       (15,764)    28,535         12,771
       Assets held for sale                            252     (2,364)        (2,112)
       Other interest earning assets                 2,875    (12,788)        (9,913)
         Total interest income                     (37,015)     6,011        (31,004)
     Interest expense
       Deposits                                    (29,598)    (3,820)       (33,418)
       Reverse repos                                (1,248)       (34)        (1,282)
       FHLB advances and other borrowings           (3,787)     3,716            (71)
         Total interest expense                    (34,633)      (138)       (34,771)
     Change in net interest income                $ (2,382)  $  6,149      $   3,767

     (1)  Average balance includes nonaccrual loans.
     (2)  Net interest income divided by average interest earning assets.
     (3) Income and expense changes resulting from change in rate multiplied by change in volume have been allocated solely to change in volume.


Interest income amounted to $179,395,000 for the year ended December 31, 1993 compared with $210,399,000 for the year ended December 31, 1992, a decrease of $31,004,000. The decrease in interest income was primarily due to a decrease in the average yield on interest-earning assets. For the year ended December 31, 1993, the average yield decreased 111 basis points, from 7.39% in 1992 to 6.28% in 1993. The decreases in average yield reflected (i) the impact of lower rates in 1993 in the nation's money markets, (ii) the impact of the sale of higher yielding assets in 1992, including higher-yielding fixed-rate MBSs, and the reinvestment in variable-rate and shorter duration assets, (iii) the repricing of variable-rate loans and MBSs to lower rates and (iv) the accelerated prepayments in 1992 and continuing in 1993, of higher-yielding mortgage loans, MBSs and CMOs, with reinvestment in lower yielding assets.
Net interest margin was also adversely affected in 1993 as a result of increased premium amortization resulting from accelerated prepayments of MBSs, CMOs and loans.

Interest expense decreased $34,771,000 to $110,141,000 for the year ended December 31, 1993 from $144,912,000 in 1992. This decrease resulted primarily from a decrease of 114 basis points in the average rate paid during 1993, from 5.03% in 1992 to 3.89% in 1993. This decrease in rates was primarily attributable to decreases in the interest rate environment since 1991 and an increase in the level of transaction accounts compared to higher rate certificate of deposit accounts.

Provision for Losses

The provision for losses totalled $600,000 and $650,000 for the years ended December 31, 1994 and 1993, respectively, and $6,600,000 for the year ended December 31, 1992. The reductions in provision for loan losses resulted from the significant decrease in nonperforming assets since 1990. American Savings' loan loss reserves amounted to $19,087,000, or 110.25% of nonaccrual loans, at December 31, 1994. See "Financial Condition - Changes in Consolidated Financial Condition - Asset Quality" above.

Operating Income

Operating income amounted to $11,333,000, $11,259,000 and $42,798,000 for the years ended December 31, 1994, 1993 and 1992, respectively. The following table compares operating income for each of the three years (in thousands):


                                                    Years Ended December 31,                   Increase (Decrease)
                                                                                              1993 to      1992 to
                                                        1994         1993         1992          1994         1993

     Core Income Included in Operating Income
       Loan servicing fees, net                       $  2,986     $  3,327     $  2,693      $  (341)     $    634

       Realized and unrealized gains (losses) on
         loans held for sale and other assets           (3,231)       1,042        1,540       (4,273)        (498)
       Gains on sales of securities available
         for sale                                        3,672            -            -        3,672             -
       Gains on sales of loans held for investment         984            -            -          984             -
       Nonrecurring gains on sales of
         other assets held for sale                          -            -        1,428            -        (1,428)
       Other core income                                 6,075        5,247        5,901          828          (654)
         Total core income included in
           operating income                             10,486        9,616       11,562          870        (1,946)
     Noncore Income Included in Operating Income
       Gains on MBSs held for sale                           -          373       14,542         (373)      (14,169)
       Gains on sales of MBSs held for investment            -            -        3,312            -        (3,312)
       Gains on sales of other assets                        -            -          130            -          (130)
       Recovery from Enstar Group bankruptcy estate          -            -        4,006            -        (4,006)
       Recovery from litigation                            847          651        8,881          196        (8,230)
       Other noncore income                                  -          619          365         (619)          254
         Total noncore income included
           in operating income                             847        1,643       31,236         (796)      (29,593)

     Total Operating Income                           $ 11,333     $ 11,259     $ 42,798      $    74      $(31,539)

Core Income Included in Operating Income

Loan Servicing Fees, Net. Loan servicing fees are generated primarily through the servicing of mortgage loans. Through September of 1993 American Savings also serviced automobile loans. Amortization of purchased mortgage servicing rights of $3,040,000, $1,852,000 and $2,280,000 in 1994, 1993 and 1992,
respectively, was charged against loan servicing fees, net.

Loan servicing fees, net, included $2,404,000, $1,953,000 and $850,000 from mortgage loan servicing in 1994, 1993 and 1992, respectively. The changes in mortgage loan servicing fees, net, were attributable to increases in American Savings' portfolio of loans serviced for others, which amounted to $1,280,748,000, $888,479,000 and $689,977,000 at December 31, 1994, 1993 and
1992, respectively, and amortization of purchased mortgage servicing rights. The portfolio of mortgage loans serviced for others increased in 1994 and 1993 as a result of the purchase of loan servicing rights during those years and through the origination and sale of mortgage loans with retention of servicing rights. During 1994 and 1993, American Savings purchased the servicing rights for mortgage loans having a principal balance of $540,449,000 and $382,072,000, respectively.

Until September 1993, automobile loan servicing fees were generated from receivables secured by automobiles sold in September 1990 on which American Savings retained the loan servicing. Automobile loan servicing fees amounted to $884,000 and $1,236,000 in 1993 and 1992, respectively, reflecting reductions in the principal balance of loans serviced. In September 1993, American Savings exercised its right to purchase the serviced automobile loans, as the remaining principal balance had amortized to less than ten percent of the principal balance sold, and terminated the related servicing agreement.

Realized and Unrealized Gains (Losses) on Assets Held for Sale, Net. Although it is American Savings' policy to sell all fixed-rate residential first mortgage loans originated having a maturity of greater than 10 years, in September 1993, ALCO approved holding a portion of these mortgages loans in the held for sale portfolio. In March 1994, American Savings reinstituted its policy of selling all such fixed-rate loans as they are originated. Due to rising interest rates in 1994, the market value of American Savings' held for sale portfolio was negatively impacted. During the year ended December 31, 1994, American Savings recorded realized losses of $3,231,000, net of hedging gains of $1,005,000, on loans held for sale, principally fixed-rate first mortgage loans, having a carrying value of $130,223,000.

Gains on sales of fixed-rate first mortgage loans amounted to $1,042,000 and $1,540,000, respectively, for the years ended December 31, 1993 and 1992. American Savings sold fixed-rate first mortgage loans having a principal balance of $64,736,000 and $83,127,000 in 1993 and 1992, respectively.

Realized Gains on Securities Available for Sale. In response to market conditions and in order to reduce the exposure to charges to stockholders' equity resulting from the impact of rising market interest rates on the fair value of its portfolio of MBSs available for sale, during the year ended December 31, 1994, American Savings sold MBSs having an aggregate carrying value of $445,409,000 and realized gains of $2,957,000 on the sales. See "Financial Condition - Changes in Consolidated Financial Condition" above. Additionally, during the year ended December 31, 1994, American Savings sold warrants received as part of a consent to restructure a loan and realized a gain of $715,000 on the sale.

Gains on Sales of Loans Held for Investment. During 1994, American Savings sold fixed-rate first mortgage loans having an aggregate carrying value of $34,978,000 and realized a gain of $984,000 on the sale. These loans were sold in order to reduce American Savings' interest rate risk by using the proceeds from the sale to repay short-term borrowings.

Nonrecurring Gains on Sales of Other Assets Held for Sale. In 1992, American Savings recognized nonrecurring gains amounting to $1,426,000 on sales of assets received from Enstar Group in settlement of its obligations to American Savings.

Other Core Income. The $828,000 increase in other core income in 1994 compared with 1993 resulted from increases in lease income related to American Securities' activities which are described in Part I, Item 1. Business - "Other Retail Activities." Additionally, other core income for the year ended December 31, 1994 included $340,000 relating to a settlement of American Savings' claim for appraisal of preferred stock owned as a result of a debt restructuring.

The decrease of $654,000 in other core income in 1993 compared with 1992 resulted principally from a decline in lease income on a property that American Savings decided to utilize as a disaster contingency site and a decrease in lease income related to American Securities' activities.

Noncore Income Included in Operating Income


Realized Gains on MBSs Held for Sale and Held for Investment and Gains (Losses) on Sales of Other Assets. During 1993, American Savings sold MBSs held for sale of $12,600,000, which had previously been classified as held for investment due to deterioration of the credit quality of the servicer, and recognized a gain of $373,000 on the sale.

In 1992, as a result of a decision to invest in variable-rate or shorter-term assets, American Savings decided to sell all of its fixed-rate MBSs which had original terms of 15 to 30 years, and accordingly, such MBS portfolio was reclassified to assets held for sale. American Savings sold those MBSs, which had a book value of $194,197,000, and recorded a gain of $14,646,000 on the sale in 1992. In addition to this sale, in response to the Capital Directive, in 1992 American Savings sold MBSs and CMOs held for investment having aggregate book values of $53,719,000 and $2,729,000, respectively, and recognized aggregate gains of $3,312,000 on the sales.

Recovery from Enstar Group Bankruptcy Estate. American Savings received a $4,006,000 distribution from the Enstar Group bankruptcy estate during the year ended December 31, 1992. See Note 1.

Recovery from Litigation. In the year ended December 31, 1992 American Savings recognized an $8,881,000 recovery from litigation. See Note 25(A).


Operating Expenses

Operating expenses amounted to $67,074,000, $60,565,000 and $57,901,000 for the years ended December 31, 1994, 1993 and 1992, respectively. The following table compares operating expenses for each of the three years (in thousands):


                                                          Years Ended December 31,                  Increase (Decrease)
                                                                                              1993 to      1992 to
                                                        1994         1993         1992          1994         1993
     Core Expenses Included in Operating Expenses
       Compensation and benefits                      $ 31,268     $ 27,630     $ 23,460      $  3,638     $  4,170

       Occupancy and equipment, net                      7,986        7,884        9,580           102      (1,696)
       Advertising and promotion                         1,331        1,263          433            68          830

       Deposit insurance premiums                        6,194        6,595        5,582          (401)       1,013

       Professional fees                                 2,309        3,047        3,040          (738)           7

       Amortization of goodwill and
         core deposit intangible                         5,973        6,075        6,438          (102)        (363)
       Operations of real estate acquired in
         settlement of loans                              (670)      (1,436)       1,821           766       (3,257)
       Other operating expenses                         10,083        8,510        7,547         1,573          963

         Total core expenses included in
           operating expenses                           64,474       59,568       57,901         4,906        1,667

     Noncore Expenses Included in Operating Expenses     2,600          997            -         1,603          997

     Total operating expenses                          $67,074     $ 60,565     $ 57,901       $ 6,509     $  2,664

Core Expenses Included in Operating Expenses

Compensation and Benefits. Compensation and benefits increased to $31,268,000 for the year ended December 31, 1994, reflecting an increase of $3,638,000 over 1993. The increase in compensation and benefits was due to an increase in the number of employees, from 731 at December 31, 1993 to 740 at December 31, 1994 but to as many as 772 during 1994, reflecting the expansion of American Savings' lending operations. Additionally in 1994, American Savings
(i) increased its contributions to the 401(k) Plan to match employee contributions at the rate of 100% of up to 3.0% of earnings deferred by an employee, compared to 2.5% in 1993, (ii) replaced the contribution to a defined contribution pension plan of 2% of annual base salary plus 2% of base compensation in excess of the Social Security Wage Base with a discretionary contribution to the 401(k) Plan of 3% of annual base salary plus 3% of base compensation in excess of the Social Security Wage Base and (iii) further contributed 1% of annual base compensation for every 20% by which pretax core earnings for fiscal 1994 exceeded pretax core earnings for fiscal 1993. Partially offsetting the increase in 1994 was a rebate of 1993 health insurance premiums of $561,000 and a $500,000 reduction in 1994 health insurance premiums. See Note 21.

The increase in compensation and benefits of $4,170,000 for the year ended December 31, 1993 compared with 1992 reflected the reinstitution of annual salary increases in the second half of 1992, expansion of American Savings' lending functions and higher costs of health benefits. The number of employees increased from 671 at December 31, 1992 to 731 at December 31, 1993. Additionally, in 1993, American Savings began to match employee contributions to the 401(k) Plan at a rate of 100% of up to 2.5% of earnings deferred by the employee.

Occupancy and Equipment. Occupancy and equipment decreased $1,696,000 to $7,884,000 for the year ended December 31, 1993 compared with $9,580,000 in 1992 due to fewer branch locations and a reduction in depreciation expense relating to computer hardware and software, as certain assets had become fully depreciated.

Deposit Insurance Premiums. The decrease in deposit insurance premiums from 1993 to 1994 resulted from a 3 basis point decline in American Savings' risk-based premium. Deposit insurance premiums increased $1,013,000 for the year ended December 31, 1993 compared with 1992 as a result of the implementation of risk-based premiums by the FDIC in 1993.

Professional Fees. The $738,000 decrease in professional fees from 1993 to 1994 was primarily due to a decrease legal fees related to litigation which was settled in 1993 and a decrease in legal fees related to nonperforming assets, which declined in 1994 compared with 1993.

Operations of Real Estate Acquired in Settlement of Loans.   Income from
operations of real estate acquired in settlement of loans decreased to $670,000 in 1994 primarily as a result of a decrease in gains on sales of real estate owned, as American Savings' portfolio of nonperforming assets has declined. See "Financial Condition -Changes in Consolidated Financial Condition - Asset Quality" above.

Operations of REO improved $3,257,000 in 1993, to income of $1,436,000, compared with expense of $1,821,000 for 1992, primarily due to the reduction in levels of nonperforming assets. These reductions resulted in a decrease in expenses relating to REOs amounting to $2,626,000 for the year ended December 31, 1993 and a reduction in the provision for loss on REO of $1,196,000. Additionally, American Savings recorded gains on sales of REOs of $1,801,000 in 1993 compared with gains of $2,223,000 in 1992.

Other Core Operating Expense. The increase in other core operating expenses of $1,573,000 for the year ended December 31, 1994, compared with 1993, resulted from expenses associated with the expansion of lending activities. Additionally, the 1994 period included a charge of $404,000 related to the Higher Educational Technical Amendments of 1993 which requires, among other things, that certain fixed-rate student loans originated after July 22, 1992, be retroactively converted to variable-rate loans as of the date of origination.

The increase in other core operating expenses of $963,000 from 1992 to 1993 resulted from expenses associated with expanded lending activities.

Noncore Expenses Included in Operating Expenses

For the year ended December 31, 1994, American Savings incurred nonrecurring corporate expenses totaling $2,600,000. Of this amount, $2,086,000 related to professional fees in connection with the exploration of strategic alternatives and the Merger Agreement more fully discussed in Part I, Item 1. Business - "Background - Recent Developments" and Note 1.

In 1993, American Savings recorded expenses of $997,000 resulting from payments, net of receipts, in settlement of certain legal matters.

Income Taxes and Cumulative Effect of Change in Accounting for Income Taxes

See Note 18, which is incorporated herein by reference.

Extraordinary Items

For a discussion of American Savings' extraordinary items, see Notes 16 and 18, which are incorporated herein by reference.


                  [Balance of page intentionally left blank]

Item 8.      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Incorporated by reference from pages F-1 through F-35 of this Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.


                                   PART III

Item 10.     DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this item is incorporated by reference from American Savings' definitive Proxy Statement for its 1995 Annual Meeting of Shareholders to be filed with OTS not later than April 30, 1995.

Information concerning executive officers may be found under Part I, Executive Officers of the Registrant.

Item 11.     EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference from American Savings' definitive Proxy Statement for its 1995 Annual Meeting of Shareholders to be filed with OTS not later than April 30, 1995.

Item 12.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required by this item is incorporated by reference from American Savings' definitive Proxy Statement for its 1995 Annual Meeting of Shareholders to be filed with OTS not later than April 30, 1995.

Item 13.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item is incorporated by reference from American Savings' definitive Proxy Statement for its 1995 Annual Meeting of Shareholders to be filed with OTS not later than April 30, 1995.


                                    PART IV

Item 14.     EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)  The following documents are filed as part of this report:

      1 Financial Statements

        Financial Statements of American Savings of Florida, F.S.B.:
         Independent Auditors' Report;
         Statements of Consolidated Financial Condition at December 31, 1994 and 1993;
         Statements of Consolidated Earnings for the years ended December 31, 1994, 1993 and 1992;
         Statements of Consolidated Stockholders' Equity for the years ended December 31, 1994, 1993 and 1992;
         Statements of Consolidated Cash Flows for the years ended December 31, 1994, 1993 and 1992;
         Notes to Consolidated Financial Statements;
         Supplementary Note to Consolidated Financial Statements:
         Statements of Financial Condition at December 31, 1994 and Statements of Operations for the year then ended of wholly-owned subsidiaries.

       2 Financial Statement Schedules

        Schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements or related notes.

(KPMG PEAT MARWICK LLP logo)

       One Biscayne Tower        Telephone 305 358 2300    Telefax 305 577 0544
       Suite 2900
       2 South Biscayne Boulevard
       Miami, FL 33131


                  INDEPENDENT AUDITORS' REPORT

The Board of Directors
American Savings of Florida, F.S.B.:


We have audited the accompanying statements of consolidated financial condition of American Savings of Florida, F.S.B. (the "Bank") and subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Banks' management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Savings of Florida, F.S.B. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in note 2, the Bank changed its method of accounting for investments to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at December 31, 1993. As discussed in notes 2 and 18, the Bank changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 109, "Accounting for Income Taxes."

                                    (KPMG Peat Marwick LLP signature)

March 9, 1995
                          F-1

AMERICAN SAVINGS OF FLORIDA, F.S.B.

STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION
(DOLLAR AMOUNTS IN THOUSANDS)





                                                                           December 31,                      December 31,

ASSETS                                                                       1994                                1993
Cash                                                                 $         35,414                   $        30,095

Interest bearing deposits                                                         237                               165

Federal funds sold                                                             70,000                            50,000

Securities available for sale                                                 159,282                           615,473
Securities held to maturity, net

      (market value of $115,617 and $9,457)                                   121,324                             9,456

Assets held for sale                                                           63,758                           113,228
Federal Home Loan Bank stock, at cost                                          25,181                            20,175

Mortgage-backed securities held to maturity, net

      (market value of $904,996 and $549,644)                                 960,230                           547,548
Loans receivable, net                                                       1,948,124                         1,577,511

Accrued interest and dividends receivable                                      22,436                            16,197

Real estate, net                                                                7,616                             9,494
Office properties and equipment, net                                           33,303                            32,738

Purchased mortgage servicing rights                                            11,896                             7,328

Goodwill and other intangible assets                                           63,139                            69,112
Other assets                                                                   38,672                            18,512

                                                                     $      3,560,612                   $     3,117,032




LIABILITIES AND STOCKHOLDERS' EQUITY

Savings deposits                                                     $      2,335,627                   $     2,228,090
Borrowed funds






Securities sold under agreements to repurchase                               487,534                             98,338

Advances from Federal Home Loan Bank                                         454,205                            358,550

Other borrowed funds                                                          14,124                            160,944
Total borrowed funds                                                         955,863                            617,832

Taxes and insurance escrow deposits                                           15,170                             14,325

Accrued expenses and other liabilities                                        37,418                             48,918
                                Total liabilities                          3,344,078                          2,909,165



Stockholders' equity
      Common stock, $.01 par value; 24,000,000 shares

             authorized; 11,543,276 and 11,286,992 shares issued

             and outstanding                                                      115                               113

      Paid-in capital                                                         288,624                           287,747
      Retained earnings (deficit)                                             (66,238)                          (85,465)

                                                                              222,501                           202,395

      Unrealized gains (losses) on securities available for sale, net          (5,967)                            5,472
                                Total stockholders' equity                    216,534                           207,867

                                                                     $      3,560,612                   $     3,117,032





See Notes to Consolidated Financial Statements

AMERICAN SAVINGS OF FLORIDA, F.S.B.

STATEMENTS OF CONSOLIDATED EARNINGS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                         Years Ended December 31,

                                                                                1994               1993                1992
Interest and Dividend Income

      Mortgage-backed securities                                          $     45,989    $         71,895      $      103,645

      Loans                                                                    121,618              98,887              86,116
      Securities available for sale                                             15,536                  -                    -

      Securities held to maturity                                                4,872                 715               1,778

      Assets held for sale                                                       5,865               6,012               8,124

      Other interest-earning assets                                              1,654               1,886              10,736
                       Total interest and dividend income                      195,534             179,395             210,399

Interest Expense

      Deposits                                                                  81,031              79,510             112,928
      Securities sold under agreements to repurchase                            18,383               5,652               6,934

      FHLB advances and other borrowed funds                                    17,681              24,979              25,050

                       Total interest expense                                  117,095             110,141             144,912
Net interest income                                                             78,439              69,254              65,487

Provision for losses                                                               600                 650               6,600

Net interest income after provision for losses                                  77,839              68,604              58,887
Operating Income

      Loan servicing fees, net                                                   2,986               3,327               2,693

      Unrealized gains on assets held for sale                                      -                   39               1,153
      Realized gains (losses) on assets held for sale                          (3,231)               1,376              15,959

      Gains on sales of mortgage-backed securities, net                             -                   -                3,312

      Gains of sales of securities available for sale                           3,672                   -                   -
      Gains on sales of loans and other assets, net                               984                   -                 528

      Recovery from Enstar Group bankruptcy estate                                  -                   -               4,006

      Recovery from litigation                                                      -                   -               8,881
      Other                                                                     6,922               6,517               6,266

                       Total operating income                                  11,333              11,259              42,798

Operating Expenses

      Compensation and benefits                                                31,268              27,630              23,460
      Occupancy and equipment, net                                              7,986               7,884               9,580

      Deposit insurance premiums                                                6,194               6,595               5,582

      Professional fees                                                         4,909               3,047               3,040
      Amortization of goodwill and other intangibles                            5,973               6,075               6,438

      Operations of real estate acquired in settlement of loans, net             (670)             (1,436)              1,821

      Net settlements of legal matters                                              -                 997                  -
      Other                                                                    11,414               9,773               7,980

                       Total operating expenses                                67,074              60,565              5,7901

Income before income tax expense (benefit), extraordinary items and

      cumulative effect of change in accounting for income taxes               22,098              19,298              43,784
Income tax expense (benefit)                                                    2,871             (11,200)             17,526

Income before extraordinary items and cumulative effect of

      change in accounting for income taxes                                    19,227              30,498              26,258
Extraordinary items                                                                -               (4,300)             17,400

Cumulative effect of change in accounting for income taxes                         -                2,141                  -

Net income                                                                $    19,227              28,339      $       43,658
Net income per share, primary:

      Income before extraordinary items and cumulative effect of

             change in accounting for income taxes                        $     1.60                2.56       $        2.25
      Extraordinary items                                                          -               (0.36)               1.50

      Cumulative effect of change in accounting for income taxes                   -                0.18                  -

             Net income                                                   $     1.60                2.38       $        3.75
Net income per share, fully diluted:

      Income before extraordinary items and cumulative effect of

             change in accounting for income taxes                        $     1.60                2.56       $        2.23
      Extraordinary items                                                          -               (0.36)               1.48

      Cumulative effect of change in accounting for income taxes                   -                0.18                  -

             Net income                                                   $     1.60                2.38       $        3.71

Average number of shares of common stock and common stock equivalents


      Primary                                                              12,010,949          1,1898,475         11,605,658

      Fully-diluted                                                        12,016,919          11,910,143         11,724,576

See Notes to Consolidated Financial Statements

AMERICAN SAVINGS OF FLORIDA, F.S.B.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

(DOLLAR AMOUNTS IN THOUSANDS)


                      Unrealized
                                                             Preferred                            Retained     Gains
                                                                 Stock    Common      Paid-In     Earnings  (Losses) on
                                                              Series A     Stock      Capital     (Deficit)  Securities     Total
Balance, December 31, 1991 *                                     $   1  $  5,527    $ 282,758  $  (155,710) $       -    $ 132,576
      Net income                                                     -         -            -       43,658          -       43,658

      Conversion of Series A Preferred Stock to cash

             (8,275 shares)                                          -         -         (136)           -          -        (136)
      Exercise of Common Stock options (153,785 shares) *            -         1          293            -          -         294

      Change in par value of Common Stock                            -    (5,416)       5,416            -          -           -

      Redemption of Series A Preferred Stock (42,424 shares)        (1)        -         (784)        (284)          -     (1,069)
      Series A Preferred Stock dividends paid                        -         -            -       (1,468)          -     (1,468)



Balance, December 31, 1992*                                          -       112      28,7547     (113,804)          -    173,855
      Net income                                                     -         -           -        28,339                 28,339

      Exercise of Common Stock options (82,006 shares)               -         1         225            -            -        226

      Unrealized gains on securities available for sale, net         -         -           -            -       5,472       5,472
      Payment of cash in lieu of fractional shares associated

             with one-for-five reverse split of common stock         -         -         (25)           -          -          (25)


Balance, December 31, 1993                                           -       113      287,747      (85,465)       5472    207,867

      Net income                                                     -         -            -       19,227          -      19,227

      Exercise of Common Stock options (256,284 shares)              -         2          877           -           -         879
      Unrealized losses on securities available for sale, net        -         -            -           -     (11,439)    (11,439)



Balance, December 31, 1994                                       $   -  $    115    $ 288,624  $   (66,238) $  (5,967)   $216,534

* Number of common shares and dollar amounts have been adjusted for one-for-five reverse split effective at the close of business on April 27, 1993.

See Notes to Consolidated Financial Statements

AMERICAN SAVINGS OF FLORIDA, F.S.B.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(IN THOUSANDS)

                                                                                                    Years Ended December 31,

                                                                                              1994            1993         1992
Cash Flows From Operating Activities

      Net income                                                                           $   19,227     $    28,339    $  43,658

      Adjustments to reconcile net income to cash provided by operating activities
             Provision for (benefit) from deferred income taxes                                 2,871         (11,200)      17,526

             Extraordinary items                                                                    -           4,300      (17,400)

             Cumulative effect of change in accounting for income taxes                             -          (2,141)           -

             Provisions for losses                                                                600             799        7,945
             Unrealized gains on assets held for sale                                               -             (39)      (1,153)

             Realized (gains) losses on assets held for sale                                    3,231          (1,376)     (15,959)


             Realized gains on securities available for sale                                   (3,672)              -            -
             Gains on sales of MBSs, loans, securities and other assets                        (1,620)          (1,801)     (5,965)

             Depreciation and amortization                                                     11,718           10,945       13,136

             Amortization of premiums and discounts on loans, MBSs and                          4,469            4,113       (4,435)
             investments
             Held for sale securities purchased                                                    -           (42,022)     (21,165)

             Proceeds from sales of securities acquired for the held for sale portfolio            -             7,815        5,929

             Proceeds from maturities of held for sale securities                                  -            35,740      281,965
             Principal collected on MBSs acquired for the held for sale portfolio                  -             2,503            -

             Held for sale loans purchased                                                       (417)            (913)           -

             Proceeds from sales of loans held for sale                                       154,401           73,280       40,703
             Held for sale loan originations, net of repayments                              (121,249)        (123,089)     (72,942)

             Proceeds from sales of other assets held for sale                                     -                 -        5,892

             (Increase) decrease in accrued interest receivable                                (5,777)           1,119        6,212
             (Increase) decrease in other assets                                              (10,756)          14,978       18,569

             Increase (decrease) in accrued expenses and other liabilities                    (11,500)          16,377        4,412

             Other, net                                                                        (4,982)           8,272        (689)

                    Net cash provided by operating activities                                  36,544           25,999     306,239


      Cash Flows From Investing Activities
      Purchase of available for sale securities                                              (106,339)              -           -

      Proceeds from sales of securities available for sale                                    449,081               -           -

      Proceeds from maturities and repayments of securities available for sale                 13,415               -           -
      Principal collected on MBSs available for sale                                           83,939               -           -

      Principal collected on MBSs and other securities held for sale                               -                -       10,663

      Proceeds from sales of MBSs held for sale                                                    -           12,982      212,510
      Purchase of securities held to maturity                                                (126,570)        (12,010)     (15,000)

      Proceeds from maturities and repayments of securities held to maturity                   15,262          12,111       67,134


      Purchase of MBSs held to maturity                                                      (635,583)       (317,935)  (1,182,422)

      Principal collected on MBSs held to maturity                                            221,139         605,502      688,460
      Proceeds from sales of MBSs held to maturity                                                  -              -        59,761

      Loans purchased                                                                        (407,640)       (693,076)   (550,562)

      Proceeds from sales of loans                                                             35,962              -        21,413
      Loan repayments, net of originations                                                      1,502         285,004      234,014

      Proceeds from sales of loans held for sale                                                   -            8,385       32,900

      Proceeds from sales of real estate                                                        6,642          12,316       30,574
      Purchase of mortgage servicing rights                                                    (7,608)         (5,962)        (459)

      Other, net                                                                                1,850           1,081          300

                    Net cash used by investing activities                                    (454,948)        (91,602)    (390,714)
Cash Flows From Financing Activities

      Increase (decrease) in deposits, excluding interest credited                             35,176        (106,540)    (309,266)

      Interest credited to deposits                                                            72,382          73,002      103,618
      Net increase (decrease) in short-term borrowings                                        709,196          18,324     (371,722)

      Proceeds from long-term borrowings                                                           -          134,550      160,000

      Repayments of long-term borrowings                                                     (374,683)         (7,279)     (54,153)
      Increase in taxes and insurance escrow deposits                                             845           1,230        8,007

      Conversion of Series A Preferred Stock                                                       -              -           (136)

      Redemption of Series A Preferred Stock                                                       -              -         (1,069)
      Series A Preferred Stock dividends paid                                                      -              -         (1,468)

      Exercise of Common Stock options                                                            879            226           294

      Cash in lieu of fractional shares on reverse stock split                                     -            (25)             -

                    Net cash used (provided) by financing activities                          443,795        113,488       (465,895)
Net increase (decrease) in cash and cash equivalents                                           25,391         47,885       (550,370)

Cash and cash equivalents at beginning of period                                               80,260         32,375        58,2745

Cash and cash equivalents at end of period                                                 $  105,651     $   80,260     $   32,375

(Continued)

See Notes to Consolidated Financial Statements

AMERICAN SAVINGS OF FLORIDA, F.S.B.

(IN THOUSANDS)


                                                                                                  Years Ended December 31,
                                                                                             1994         1993            1992
Supplemental disclosures of cash flow information


      Cash paid during the year

             Interest paid                                                                 $ 120,376      $ 110,525      $ 149,500

      Noncash investing and financing activities
             Securities and MBSs designated available for sale under SFAS 115              $      -       $ 606,564             -

             Transfers from investment securities and MBSs to assets held for sale         $       -      $  12,643      $ 212,539

             Transfers from loans receivable to assets held for sale                       $    2,559     $   6,888      $  47,291
             Additions to real estate acquired in settlement of loans                      $    5,416     $   1,623      $   2,196


See Notes to Consolidated Financial Statements

AMERICAN SAVINGS OF FLORIDA, F.S.B.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

Note 1:  ORGANIZATION, ENSTAR GROUP MATTERS AND MERGER AGREEMENT

On April 29, 1988, American Savings of Florida, F.S.B. ("American Savings") consummated its merger with an indirect wholly-owned subsidiary of The Enstar Group, Inc. ("Enstar Group"), with American
Savings surviving the  merger  (the  "Enstar  Merger").    From  April
29, 1988 until February 1, 1990, all of American Savings' outstanding common stock, $.01 par value ("American Savings Common Stock"), was owned by Enstar Group. On March 6, 1990, with the consent of the Office of Thrift Supervision ("OTS"), Enstar Group transferred 50% of the then outstanding shares of American Savings Common Stock to a
trust for the benefit of stockholders of Enstar  Group.   The trust
distributed the shares it held on July 2, 1990 to the stockholders of Enstar Group. As of December 31, 1994, Enstar Group owned approximately 49.3% of the outstanding shares of American Savings Common Stock. The remaining outstanding shares of American Savings Common Stock are publicly held. American Savings Common Stock trades on The Nasdaq Stock Market under the symbol "ASFL".

On May 31, 1991, Enstar Group filed in the United States Bankruptcy Court for the Middle District of Alabama ("Bankruptcy Court") (Case No. 91-02618) for protection under Chapter 11 of the Bankruptcy Code. Enstar Group's plan of reorganization became effective on June 1, 1992. On August 25, 1993, the Bankruptcy Court confirmed Enstar Group's Bankruptcy Plan in accordance with proposed modifications filed by Enstar Group in May 1993 (the "Bankruptcy Plan").

Generally, under the Bankruptcy Plan, American Savings is entitled to receive 66.66% of all distributions from the bankruptcy estate until American Savings' allowed claim (the "Claim") is paid in full, but may not participate in the proceeds from the sale of Enstar Group's American Savings Common Stock, until certain other classes of creditors have been paid in full. Thereafter, American Savings would be entitled to receive all distributions of remaining property, if any, from the estate, including proceeds from the sale of American Savings Common Stock, until the Claim is paid in full. In June 1992, Enstar Group's bankruptcy estate distributed $4,006,000 to American Savings, reducing the Claim from $36,000,000 to $31,994,000. American Savings included this distribution in income in June 1992. At December 31, 1994 and 1993, the carrying value of
the  Claim  is  $0.   For a discussion of an anticipated distribution
from Enstar Group's bankruptcy estate, see Note 25(B).

Under the Bankruptcy Plan, Enstar Group is obligated to sell or distribute the American Savings Common Stock it owns before June 1, 1995, unless otherwise agreed by certain classes of creditors whose
claims have not been  satisfied.   Upon the demand of certain classes of
creditors, other than American Savings, for a sale or distribution of a portion of the American Savings Common Stock, Enstar Group would be required within 180 days to either: (i) sell the lesser of the American Savings Common Stock necessary to pay the creditors' claims in full or the class's pro rata share of the American Savings Common Stock, (ii) borrow funds to pay the claims using no more than the creditors' portion of the American Savings Common Stock and certain potential recoveries from litigation as collateral, or (iii) distribute in kind to the creditors, subject to regulatory approval, the lesser of their pro rata share of the American Savings Common Stock or the number of shares necessary to pay their claims in full.

The Bankruptcy Plan, among other things, also provides for (i) the payment of interest at the annual rate of 4.26% on unpaid claims of certain classes of creditors, including American Savings, from June 1, 1992, but only after the Claim is paid in full, (ii) a class of creditors consisting of foreign bearer bond holders who surrendered their bonds after applicable deadlines under Enstar Group's original plan of reorganization, which claims will be entitled to distributions only after the Claim is paid in full with interest, (iii) the establishment of a tax reserve to be funded from property of Enstar Group to provide for any state or federal tax obligations, and
(iv) a restriction, generally, on the transfer of claims after August 25, 1993. In addition, the Bankruptcy Plan provides that if all other creditors are paid in full, the former Enstar Group shareholders would be entitled to receive a distribution of the remaining property of the estate, if any, pro rata, or, at the option of Enstar Group, shares of new common stock of Enstar Group. Under Enstar Group's plan of reorganization, all of the outstanding shares of Enstar Group common stock were cancelled and new common stock was issued to a trustee. Under the Bankruptcy Plan, the new common stock of Enstar Group held by the estate's trustee continues to be held for the benefit of certain unsecured creditors, including American Savings, but only until their claims are paid in full.

On December 4, 1994, American Savings entered into an Agreement and Plan of Merger (the "Merger Agreement") with First Union Corporation
("First  Union").    Pursuant  to the terms of the Merger Agreement,
American Savings will merge (the "Merger") with and into a subsidiary of First Union (the "First Union Subsidiary"). Upon consummation of the Merger, each share of American Savings Common Stock outstanding immediately prior to the Merger Effective Date, as defined below, (expected to be in mid-1995) will be converted into the right to receive that number of shares of First Union common stock, $3.33 1/3 par value per share ("First Union Common Stock"), equal to the quotient of $21.00 divided by the average of the closing prices of First Union Common Stock as reported on the Composite Transactions Tape of the New York Stock Exchange, Inc. for each of the ten consecutive trading days ending on and including the trading day immediately preceding the effective date of the Merger (the "Merger Effective Date"), with cash in lieu of the issuance of any fractional share interest. Each share of First Union Common Stock issued in the Merger will be accompanied by one right to purchase certain securities under certain circumstances in accordance with First Union's Shareholder Protection Rights
Agreement,  dated  December  18,  1990,  as  amended.    The  Merger  is
intended to constitute a tax free reorganization under the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides that, without the prior written consent of First Union, American Savings will conduct its business only in the ordinary and usual course consistent with past practice, and not take certain actions relating to the operation of American Savings pending consummation of the Merger. These actions include, among
others:  (i)  disposing    of  any  material  portion of its assets or
acquiring any substantial portion of the business or property of any other entity, (ii) changing its lending, investment, liability management, accounting procedures, or other material banking policies in any material respect and (iii) acquiring private issue mortgage-backed securities ("MBSs").

Immediately following execution of the Merger Agreement, American Savings granted to First Union an option to purchase up to 2,288,700 shares of newly issued American Savings Common Stock (which have been reserved for issuance), for a purchase price per share of $19 9/16; provided that the number of shares for which the option is exercisable shall not exceed 19.9% of American Savings Common Stock outstanding at the time of exercise, without giving effect to the shares issued or issuable under the option. First Union may exercise the option, in whole or in part, at any time following the happening of certain events, including, among others (i) American Savings taking certain actions, without First Union's prior written consent, including, among others, authorizing, recommending or entering into an agreement with any third party to effect (a) a merger, consolidation or similar transaction involving American Savings, (b) any disposition of 20% or more of the consolidated assets or deposits of American Savings, or (c) the issuance, sale or other disposition of 20% or more of the voting power of American Savings; or (ii) the acquisition by any third party of the beneficial ownership, or the right to acquire beneficial ownership, of 20% or more (or if such party is the beneficial owner of 20% or more on December 4, 1994, such party acquires an additional 5% or more) of the voting power of American Savings, without First Union's prior written consent.

In addition, Enstar Group entered into a shareholder voting agreement (the "Voting Agreement") pursuant to which, among other things, Enstar Group agreed to vote all of its shares of American
Savings Common Stock in favor of the Merger and the Merger Agreement. The Voting Agreement also sets forth certain matters relating to payment of the Claim and certain other allowed claims under the Bankruptcy Plan. The Voting Agreement provides that pursuant to an escrow agreement (the "Escrow Agreement"), Enstar Group will place in escrow with First Union National Bank of North Carolina, as escrow agent, 3,926,422 shares of American Savings Common Stock held by it (the "Escrowed Shares") pending consummation of the Merger. First Union has agreed to repurchase the shares of First Union Common Stock into which the Escrowed Shares are to be converted on the Merger Effective Date for an aggregate purchase price of $82,454,865.80 to facilitate the payment of the allowed claims of certain creditors of Enstar Group under the Bankruptcy Plan, including payment to the First Union Subsidiary, as successor to American Savings, of all or substantially all of the Claim.

OTS confirmed, on December 2, 1994, that, to the extent that any transactions contemplated under the Voting Agreement and the Escrow Agreement would require that a conveyance of Escrowed Shares be recorded on American Savings' transfer records, OTS waives the prohibition under the Regulatory Capital Maintenance/Dividend Agreement ("Capital Maintenance Agreement") with respect to that recording. On December 2, 1994 and again on January 26, 1995, OTS agreed to allow Enstar Group to vote the shares of American Savings which it owns.

Consummation of the Merger is subject to certain conditions, including without limitation: (i) receipt of all required regulatory approvals; and (ii) receipt of the affirmative vote of the holders of at least: (a) two-thirds of the issued and outstanding shares of American Savings Common Stock; and (b) a majority of the Public Shares (as defined hereinafter) represented and voted at the meeting of shareholders of American Savings to be held to approve the Merger Agreement and the Merger. "Public Shares" means all of the issued and outstanding shares of American Savings Common Stock other than those beneficially owned (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by Enstar Group, its officers and directors, and the directors and certain officers of American Savings.

The Merger Agreement may be terminated, and the Merger abandoned, at any time prior to the Merger Effective Date (i) by mutual consent of First Union and American Savings; (ii) by either First Union or American Savings (a) if the stockholders of American Savings fail to approve the Merger and the Merger Agreement, (b) in the event of a breach by the other party of any representation or warranty contained in the Merger Agreement as described in the preceding paragraph, which breach is not cured after 30 days' written notice thereof is given to the party committing such breach and which breach would result in a failure to satisfy any of the conditions to the consummation of the Merger Agreement, (c) in the event of a material breach by the other party of any of the covenants or agreements contained in the Merger Agreement, which breach is not cured after 30 days' written notice thereof is given to the party committing such breach; (d) if any required governmental approval has been denied or required to be withdrawn, or the applicable governmental authority has indicated an intention to deny or impose a condition or requirement which generally would materially adversely impact the economic or business benefits to First Union of the Merger; (e) if a court order restrains or prohibits the Merger or any action is taken by any governmental authority which would make the Merger illegal; or (f) if the Merger is not consummated on or before August 25, 1995, provided that the party seeking to terminate the Merger is not in breach of any of the covenants or agreements of the Merger Agreement; (iii) by First Union if the Board fails to recommend the Merger to its stockholders, withdraws, modifies or changes its recommendation of the Merger or the Merger Agreement to the stockholders of American Savings in a manner adverse to First Union; or (iv) by American Savings, if in the exercise of its good faith judgment as to its fiduciary duties to its stockholders the Board determines that such termination is required, and American Savings shall have agreed to a competing transaction.

Note 2:  STATEMENT OF ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of American Savings and all wholly-owned subsidiaries. The equity method of accounting is used to account for American Savings' investments in 20% to 50% owned companies. All significant intercompany transactions have been eliminated.

Classification  of  Debt  and  Equity  Securities  -    Gains  and
losses on all securities transactions are determined using the specific identification method.

Securities and Mortgage-Backed Securities Held to Maturity. American Savings classifies as held to maturity those investments in debt and equity securities as to which it has a positive intent and ability to
hold to maturity.    In  accordance  with  Statement  of  Financial
Accounting Standards 115, Accounting for Certain Investments in Debt and Equity Securities, ("SFAS 115"), adopted effective December 31, 1993, a security cannot be classified as held to maturity if it might be sold in response to changes in market interest rates, related changes in the security's prepayment risk, liquidity needs, changes in the availability of and the yield on alternate investments and changes in funding sources and terms.

Securities having fixed payments of principal and interest which are held to maturity are carried at cost and are adjusted for premium amortization or discount accretion. Discounts are accreted to maturity and premiums are amortized to call price at call date using the interest method of amortization. MBSs held to maturity are carried at current unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums are amortized and discounts are accreted to income using the interest method based upon the estimated lives of the respective instruments.

Securities  Available  for  Sale.    Debt  and equity securities not
classified as held-to-maturity or trading securities are classified as available-for sale. Debt and equity securities available for sale are carried at fair value, with the related unrealized gains or losses, net of deferred income taxes, reported as a separate component of stockholders' equity.

Assets Held for Sale - Assets held for sale are carried at the lower of cost or market. Unrealized losses and realized gains and losses on assets held for sale are included in operating income. Gains and losses realized from the sale of assets held for sale are determined using specific identification.

Real Estate - Real estate acquired in settlement of loans is recorded at the carrying amount of the loan or estimated fair market value at the date acquired, whichever is less, plus capital improvements
made thereafter  to  facilitate  sale.    Fair market value is based on
current appraisals reduced by estimated net holding  and  disposition
costs.    Costs  relating  to  the  development  and  improvement  of property are capitalized, whereas those relating to holding the property are charged to operations as incurred. Losses are charged to operations when it is determined that the investment in real estate owned is greater than its estimated fair market value.

In-substance foreclosures consist of loans considered repossessed in-substance and are included in real estate, net, at the lower of the carrying amount of the loan or estimated fair market value. The collateral underlying these loans has not been repossessed. American Savings considers a loan to be an in-substance foreclosure when the borrower has little or no equity in the collateral at its current estimated fair market value, proceeds from repayment are expected to come only from the operation or sale of the collateral and the borrower has either abandoned control of the project or it is doubtful the borrower will rebuild equity in the collateral or repay the loan by other means in the foreseeable future.

Gains on sales of real estate are recognized based on the buyer's initial and continuing investment in the property.

Allowances for Losses on Loans and Real Estate - Allowances for losses on loans and real estate are based upon a review of loss experience, loan balances, delinquent loans, real estate acquired and other factors which may affect the ultimate collectibility of loans and realization from real estate acquired.

Management believes that allowances for losses on loans and real estate are adequate at December 31, 1994. However, while management uses currently available information to recognize losses on these assets, future additions to the allowances may be necessary based on changes in economic conditions, deterioration of creditworthiness of the borrower, the value of the underlying collateral or other factors. Additionally, various regulatory agencies, as an integral part of their regular examination process, periodically review American Savings' allowances for losses on loans and real estate. Such agencies may require American Savings to recognize additions to the allowances based on their judgments of information available to them at the time of their examination. American Savings' last examination was completed as of August 26, 1994.

Nonaccrual Loans - American Savings' policy is to exclude from income interest on loans which are ninety days or more delinquent and for which the ultimate collectibility of the interest is doubtful. Additionally, a loan may be placed on nonaccrual status if, in management's opinion, conditions warrant. Interest payments on nonaccrual loans are recognized as income only to the extent of cash payments received; or, if there is doubt as to ultimate collectibility of the loan, such payments are applied as a reduction of the loan carrying amount.

Loan  Servicing  Fees  and  Purchased Mortgage Servicing Rights -
American Savings services mortgage loans for others.   Until September
1993, American Savings also serviced consumer loans for others. These loans are not included in the accompanying consolidated financial
statements.    Loan  servicing  fees  are based on a stipulated
percentage of the outstanding loan principal balances being serviced and are included in income as the related loan payments are collected. Loan servicing costs are charged to expense as incurred.

American Savings capitalizes the cost of acquiring mortgage loan servicing rights. The cost of the purchased servicing rights is amortized, as a charge against loan servicing fee income, in proportion to, and over the period of estimated net servicing income based on  the interest method.  Quarterly impairment tests are performed  on
a  discounted,  disaggregated  basis.    Any  resulting  adjustments are
recorded as additional amortization.    Amortization  of  purchased
mortgage servicing rights amounted to $3,040,000, $1,852,000 and $2,280,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

Intangible Assets - Goodwill is amortized using the straight-line method over its remaining life, 143 months as of December 31, 1994. Other intangible assets consist of core deposit intangibles, which are amortized over the estimated life of the core deposits.

Financial Instruments - Off-Balance Sheet - American Savings uses interest rate exchange agreements ("swaps") and interest rate caps ("caps") in the management of its interest rate risk. Swaps are used to more closely match the repricing characteristics of certain assets
and  liabilities.   Swaps are agreements in which American  Savings  and
another party agree to exchange interest payments on a notional principal amount. The net settlements on interest rate swaps are recognized over the lives of the agreements as adjustments of interest
expense.    Gains or losses on sales (terminations) of swaps entered
into as hedges are deferred and amortized to income or expense over the shorter of the original maturity of the swap or the maturity period of the hedged asset or liability.

American  Savings  uses  caps  to  limit  the  exposure  to  rising
interest rates on short-term variable rate borrowings.    Premiums  paid
for caps are amortized as an adjustment to interest expense over the
term of the agreements.    Interest  expense  is  reduced  on  a
current basis when the index rate exceeds the rate cap specified under the agreement.

Loan Fees, Premiums and Discounts - American Savings defers certain nonrefundable fees associated with lending activities, such as origination fees and amortizes such fees into interest income over the estimated lives of the loans using the interest method. Certain direct costs associated with the origination of loans are also deferred and amortized over the estimated lives of the loans.
Deferred net fees or costs are not amortized during periods in which interest income on a loan is not being recognized because of concerns about the realization of loan principal or interest.

Office Properties and Equipment - Office properties and equipment are stated at cost less accumulated depreciation.
Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized. Gains and losses on dispositions are reflected in current operations.

Income Taxes - American Savings and its wholly-owned subsidiaries file a consolidated tax return. Effective January 1, 1993, American Savings adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109") and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 Statements of Consolidated Earnings. Prior to the adoption of SFAS 109 American Savings accounted for income taxes under Accounting Principles Board Opinion 11, Accounting for Income Taxes ("APB 11"). SFAS 109 requires an asset and liability approach for accounting for income taxes. Tax assets and liabilities are measured based upon enacted tax laws and rates. A reserve is recorded as a reduction of deferred tax assets in the amount of such benefits that, based upon available evidence, are not expected to be realized. Under APB 11, which required an income statement approach for accounting for deferred taxes, taxes were provided, using the tax rate applicable in the year of calculation, on all income and expense items included in earnings, regardless of the period in which such items were recognized for tax purposes, except for permanent difference between accounting income and taxable income. Under APB 11, deferred taxes were not adjusted for subsequent changes in enacted tax rates.

In computing federal and state income taxes, savings and loans which meet certain conditions prescribed by the Internal Revenue Code are allowed, with limitations, a bad debt deduction based on a percentage of taxable income or experience. To the extent that (i) a savings institution's reserve for losses on qualifying real property loans exceeds the amount that would have been allowed under the experience method and (ii) it makes distributions to stockholders that are considered to result in withdrawals from that excess bad debt reserve, then the amounts withdrawn will be included in its taxable income. The amount considered to be withdrawn by a distribution will be the amount of the distribution plus the amount necessary to pay the tax with respect to the withdrawal. Dividends paid out of the savings institution's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in withdrawals from its bad debt reserves. Currently, American Savings' reserve for losses on qualifying real property loans does not exceed the amount that would have been allowed under the experience method.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and interest bearing deposits, securities purchased under agreements to resell, federal funds sold and other short term investments which had original terms of less than ninety days.

Accounting by Creditors for Impairment of a Loan - Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS 114"), as amended by Statement of Financial Accounting Standards No. 118, is effective for financial statements issued for fiscal years beginning after December 15, 1994, and defines the criteria for loan impairment and the measurement methods for certain impaired loans and loans whose terms are modified in troubled debt restructurings ("TDRs"). Under SFAS 114, the measurement of loan impairment is based upon the present value of expected future cash flows, discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the
collateral if  the  loan  is  collateral  dependent.   If foreclosure is
probable, impairment must be based upon the fair value  of  the
collateral.    American Savings believes that prospective implementation
of this statement, on January 1, 1995, will not have a material effect on its financial condition.

Reclassifications - Certain amounts have been reclassified to conform with current period presentation.

Note 3:  ENSTAR MERGER

The Enstar Merger was accounted for using the purchase method of accounting. For the years ended December 31, 1994, 1993 and 1992, the amortization and accretion of discounts, premiums and goodwill and other intangibles decreased American Savings' income from continuing operations before income taxes by $4,894,000, $5,002,000 and $231,000, respectively.

At December 31, 1994 and 1993, the remaining balances of discounts, premiums, goodwill and other intangible assets related to the Enstar Merger are summarized as follows:


(in thousands)                             December 31, 1994                       December 31, 1993
Loans receivable                           $  (3,582)                             $  (5,989)

Goodwill and other intangible assets       $  63,139                              $  69,112

Mortgage servicing rights                  $     592                              $     986
Other assets                               $   5,803                              $   7,147

Savings deposits                           $       -                             $      (21)

Other liabilities                          $  (1,115)                             $  (1,137)


Note 4:  SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities  purchased  under  agreements  to  resell  ("repos")
represent short-term loans and are recorded as receivables.   The
securities underlying the agreements are book entry securities and MBSs segregated and held by the selling securities dealer on behalf of American Savings. Agreements relating to MBSs are agreements to resell substantially identical securities. There were no repos outstanding at December 31, 1994 or 1993.

Because purchased securities generally are not delivered to American Savings or its agent, American Savings is subject to the risk that its interest in the purchased securities may be inadequately protected in the event the selling securities dealer fails to perform its obligations. American Savings attempts to reduce the effects of such risk by, among other things, entering into such agreements with well-capitalized securities dealers who are primary dealers in government securities and reviewing on a regular basis the published financial condition of such securities dealers.

During 1994, American Savings did not enter into any repos. Repos averaged $6,129,000 and $76,511,000 during the years ended December 31, 1993 and 1992, respectively. The maximum amounts outstanding at any month-end during those periods were $4,000,000 and $300,000,000, respectively.

Note 5:  SECURITIES AVAILABLE FOR SALE

As of December 31, 1994 and 1993, the following securities were designated as available for sale (in thousands):

                                                                                                    Estimated
                                                          Amortized   Unrealized     Unrealized       Fair
December 31, 1994                                           Cost         Gains         Losses         Value
  Equity securities - common stock of FNMA               $       10   $       83     $        -    $      93
  MBSs
   MBSs due after one year but within five years
    FHLMC                                                    97,231            -         (6,276)       90,955
   MBSs due after ten years
    FNMA and FHLMC                                           71,755            -         (3,521)       68,234
  Total MBSs                                                168,986            -         (9,797)      159,189
  Total available for sale securities                    $  168,996   $       83     $   (9,797)   $  159,282

December 31, 1993
  U.S. Treasury securities, due within one year          $   13,293   $        3     $        -    $   13,296
  Equity securities - common stock of FNMA                       10           90              -           100
  MBSs
   MBSs due after one year but within five years
    FNMA and FHLMC                                           54,695          374            (78)       54,991
    CMOs                                                     32,014           62            (11)       32,065
                                                             86,709          436            (89)       87,056
   MBSs due after five years but within ten years
    FNMA and FHLMC                                          225,667        2,266           (247)      227,686
   MBSs due after ten years
    FNMA and FHLMC                                          280,885        6,902           (452)      287,335
  Total MBSs                                                593,261        9,604           (788)      602,077
  Total available for sale securities                    $  606,564   $    9,697     $     (788)   $  615,473


Securities available for sale are carried at fair value, with the related unrealized gains or losses, net of deferred income taxes, reported as a separate component of stockholders' equity. At December 31, 1994, stockholders' equity was reduced $5,967,000, representing net unrealized losses of $9,714,000, less deferred tax benefits of $3,747,000 and at December 31, 1993, stockholders' equity was increased $5,472,000, representing unrealized gains, net of deferred taxes of $3,437,000. During the year ended December 31, 1994, American Savings sold MBSs available for sale with a carrying value of $445,409,000 and realized gains of $2,957,000 on such sales.

Proceeds from sales of securities available for sale amounted to $449,081,000 for the year ended December 31, 1994 and gross gains and gross losses on these sales amounted to $7,447,000 and $3,775,000, respectively.

Note 6:  SECURITIES HELD TO MATURITY, NET

A summary of securities held to maturity as of December 31, 1994, 1993 and 1992 follows (in thousands):

                                                                                                   Estimated
                                                          Amortized   Unrealized     Unrealized       Fair
                                                             Cost        Gains         Losses         Value
December 31, 1994
  Debt securities
    U.S. Government and Agency obligations
      Due within one year                                $    2,983   $        -     $        -    $   2,983
      Due after one year but within five years              114,049            -         (5,707)     108,342
                                                            117,032            -         (5,707)     111,325
    Corporate debt obligations due after five
      years but within ten years                              2,987            -              -        2,987
    Other debt securities
      Due after one year but within five years                  250            -              -          250
      Due after five years but within ten years               1,055            -              -        1,055
                                                              1,305            -              -        1,305
                                                         $  121,324   $        -     $   (5,707)   $ 115,617

                                  F-13


                                                                                                   Estimated
                                                          Amortized   Unrealized     Unrealized       Fair
                                                             Cost        Gains         Losses         Value
December 31, 1993
  Debt securities
    U.S. Government obligations due within one year      $    3,152   $        1     $        -    $   3,153
    Corporate debt obligations due after ten years            4,995            -              -        4,995
    Other debt securities
      Due in one year                                         1,000            -              -        1,000
      Due after five years but within ten years                 309            -              -          309
                                                              1,309            -              -        1,309
                                                         $    9,456   $        1     $        -    $   9,457

December 31, 1992
  Debt securities
    U.S. Government and Agency obligations
      Due within one year                                $    3,002   $        1     $        -    $   3,003
      Due after one year but within five years                  150            5            -           155
                                                              3,152            6              -        3,158
    Corporate debt obligations due after ten years            5,000            -              -        5,000
    Other debt securities
      Due after one year but within five years                1,000            -              -        1,000
      Due after five years but within ten years                 323           88              -          411
                                                              1,323           88              -        1,411
                                                         $    9,475   $       94     $        -    $   9,569

Note 7:  ASSETS HELD FOR SALE

A summary of the carrying value and estimated fair value of assets classified as held for sale at December 31, 1994, 1993 and 1992 follows (in thousands):

                                                                                                   Estimated
                                                          Carrying    Unrealized     Unrealized       Fair
                                                            Value        Gains         Losses         Value
December 31, 1994
  Student loans                                          $   56,676   $        -     $        -    $  56,676
  Residential mortgage loans                                  7,082           80            (33)       7,129
                                                         $   63,758   $       80     $      (33)   $  63,805

December 31, 1993
  Student loans                                          $   49,039   $        -     $        -    $  49,039
  Residential mortgage loans                                 64,189          619           (293)      64,515
                                                         $  113,228   $      619     $     (293)   $ 113,554

December 31, 1992
  U.S. Treasury securities, due within one year          $   21,170   $        6     $       (3)   $  21,173
  Private pass-through MBSs
    Amortized cost                                            7,818            -           (121)       7,697
    Lower of cost or market adjustment                         (121)           -            121            -
                                                              7,697            -              -        7,697
  Loans
    Student                                                  34,746            -              -       34,746
    Residential mortgage loans (1)                           28,272          564              -       28,836
                                                             63,018          564              -       63,582
                                                         $   91,885   $      570     $       (3)   $  92,452


(1)  Net unrealized gain is presented.

The following table summarizes proceeds from sales of assets held for sale and gross gains and losses for the periods presented:


                                                             Years Ended December 31,
(in thousands)                                         1994             1993               1992
Proceeds from sales                                $  154,401       $   81,095          $  52,524
Gross realized gains                               $    2,392       $      953          $   1,394
Gross realized losses                              $   (5,623)      $     (126)         $    (710)
Unrealized gains (losses)                          $        -       $        -          $   1,273

Note 8:  MORTGAGE-BACKED SECURITIES HELD TO MATURITY, NET

A summary of the amortized cost and estimated fair value of MBSs, net, which are classified as held to maturity follows (in thousands):


                                                                                     Estimated
                                                Amortized  Unrealized  Unrealized       Fair
December 31, 1994                                 Cost       Gains       Losses         Value
FNMA and FHLMC
  Fixed rate                                   $  153,236 $       -    $  (12,672)   $  140,564

    Variable rate                                 252,276         -       (14,530)      237,746

    15-year balloons                                6,444         -          (555)        5,889

GNMA

  Variable rate                                    50,204         -        (3,141)       47,063

Private pass-through and other
   Fixed rate                                     104,234         -        (8,631)       95,603

    Variable rate                                 379,827         -       (15,595)      364,232

     CMOs                                          14,009          7         (117)       13,899
                                               $  960,230 $        7    $  (55,241)  $  904,996

December 31, 1993

  FNMA and FHLMC
    Fixed rate                                $   36,917  $        -    $    (103)   $   36,814

Private pass-through and other
   Fixed rate                                     26,287         299          (81)       26,505

   Variable rate                                 428,057       3,150       (1,721)      429,486

CMOs                                              56,287         629          (77)       56,839
                                              $  547,548    $  4,078    $  (1,982)   $  549,644

December 31, 1992
  FNMA and FHLMC
    Variable rate                             $  334,484    $    8,893  $     (179)   $  343,198
    5- to 7- year balloons                       148,408             -      (2,124)      146,284
  Private pass-through and other
    Variable rate                                487,066         5,556      (1,441)      491,181
  CMOs                                           466,332         3,736      (1,509)      468,559
  Other                                            2,507            34           -         2,541
                                              $1,438,797    $   18,219  $   (5,253)   $1,451,763


The following table summarizes proceeds from sales of MBSs and gross gains and losses:

                                                                     Years Ended December 31,

(in thousands)                                                1994             1993                1992
Proceeds from sales                                       $        -       $   12,982           $  272,271
Included in gains on sales of MBSs
  Gross realized gains                                    $        -       $        -           $    3,313
  Gross realized losses                                   $        -       $        -           $       (1)
Included in gains on assets held for sale
  Gross realized gains                                    $        -       $      373           $   14,661
  Gross realized losses                                   $        -       $        -           $        -
Unrealized gains (losses)                                 $        -       $       39           $     (120)

In August 1992, as a result of a decision to invest in variable-rate or shorter-term assets, American Savings decided to sell all of its fixed-rate MBSs which had original terms of fifteen to thirty years, and accordingly, such MBS portfolio was reclassified to assets held for sale. During the third quarter of 1992, American Savings sold those MBSs, which had a book value of $194,197,000, and recorded a gain of
$14,646,000 on  the  sale.    In  addition to this sale, in response to
a capital directive, in 1992 American Savings sold MBSs and CMOs held for investment having aggregate book values of $53,719,000 and $2,729,000, respectively, and recognized aggregate gains of $3,312,000 on the sales.

Note 9:  LOANS RECEIVABLE, NET

Loans receivable, net, consist of the following:


                                                         December 31,                December 31,
(in thousands)                                               1994                        1993
Permanent Residential Mortgages
  First mortgage loans
    Fixed rate                                            $  386,775                  $  415,646
    Variable rate                                          1,001,435                     824,040
  Second mortgage loans                                      256,380                     115,389
Residential Construction and Land Loans                       78,523                      35,915
Commercial Real Estate
  Construction                                                 2,633                       1,602
  Permanent                                                  105,422                      77,017
  Other                                                        1,555                       2,717
Corporate                                                     13,191                      22,168
Consumer                                                     168,395                     123,360
                                                           2,014,309                   1,617,854
Less
  Unearned fees and net (premiums) discounts                  (1,135)                      1,219
  Net premiums on purchased loans                            (13,131)                    (18,025)
  Discounts from purchase valuation                            3,582                       5,989
  Undisbursed portion of loans in process                     57,782                      30,708
  Allowance for loan losses                                   19,087                      20,452
                                                          $1,948,124                  $1,577,511


The following table summarizes the aggregate outstanding balance of American Savings' nonaccrual loans and TDRs at December 31, 1994 and 1993:


                                                         December 31,                December 31,
(in thousands)                                               1994                        1993
Nonaccrual loans, including nonaccrual TDRs (1)
  Permanent Residential Mortgages                          $   6,903                   $   5,744
  Commercial Real Estate - Permanent                           7,706                       9,779
  Commercial Real Estate - Other                                 229                         247
  Corporate                                                    1,923                       2,912
  Consumer                                                       552                         360
                                                              17,313                      19,042
TDRs, excluding nonaccrual TDRs
  Commercial real estate                                      17,410                      17,583
                                                           $  34,723                    $ 36,625
Other potential problem loans (2)                          $  11,127                    $ 18,673

(1) At December 31, 1994 and 1993, nonaccrual loans include TDRs amounting to $8,161,000 and $11,635,000, respectively.

(2) At December 31, 1994, other potential problem loans are comprised of commercial real estate loans.

The following summarizes foregone interest income due to nonaccrual loans and TDRs in 1994:


                                                                 Nonaccrual
(in thousands)                                                     Loans                 TDRs
Interest income that would have been recorded had the loans
  performed in accordance with their original terms                $ 3,093               $ 1,924
Interest income included in results of operations                      248                 1,080
Total foregone interest                                            $ 2,845               $   844

American Savings serviced loans for the benefit of others aggregating approximately $1,280,748,000, $888,479,000 and $742,037,000 at December 31, 1994, 1993 and 1992, respectively.

Note 10:  REAL ESTATE, NET

Real estate, net, consists of the following:


                                                             December 31,             December 31,
(in thousands)                                                   1994                     1993
REO                                                            $ 7,937                  $ 8,513
In-substance foreclosures                                        1,064                    1,994
                                                                 9,001                   10,507
Less allowance for losses                                        1,385                    1,013
                                                               $ 7,616                  $ 9,494

At December 31, 1994, 1993 and 1992, American Savings had no investments in real estate joint ventures.

Note 11:  ALLOWANCES FOR LOSSES

The following is a summary of the allowances for losses on loans and real estate, net:

                                            Residential
                                 Permanent  Construction  Commercial
                                Residential   and Land   Real Estate   Corporate  Consumer    Real
(in thousands)                     Loans        Loans       Loans        Loans     Loans     Estate     Total

Balance, December 31, 1991       $    480     $  1,609    $ 18,048    $  8,040   $  1,756  $ 15,147  $ 45,080
 Other additions(1)                     -            -       4,510           -          -       585     5,095
 Charge-offs, net                    (492)         107      (1,112)        (14)    (2,001)  (11,077)  (14,589)
 Transfers                              -       (1,170)      1,742      (4,378)     1,710     2,096         -
Provision for losses                  655          453       4,697           -        795     1,345     7,945
Balance December 31, 1992             643          999      27,885       3,648      2,260     8,096    43,531
 Other additions(1)                     -            -       4,095         336          -         -     4,431
 Charge-offs, net                    (487)           6     (12,348)     (5,888)      (823)   (7,756)  (27,296)
 Transfers                            402          252      (5,928)      4,161        589       524         -
 Provision for losses                 650            -           -           -          -       149       799
Balance December 31, 1993           1,208        1,257      13,704       2,257      2,026     1,013    21,465
 Other additions(1)                     -            -         857         363          -        45     1,265
 Charge-offs, net                    (391)           -        (232)       (986)    (1,172)      (77)   (2,858)
 Transfers                          1,168        1,492      (4,532)        366      1,102       404         -
 Provision for losses                 600            -           -           -          -         -       600
Balance December 31, 1994        $  2,585     $  2,749    $  9,797    $  2,000   $  1,956  $  1,385   $20,472

(1) Consists primarily of interest payments and capitalized interest.

Allowances for losses include $16,787,000 and $17,994,000 of general loss reserves at December 31, 1994 and 1993, respectively.

Note 12:  ACCRUED INTEREST AND DIVIDENDS RECEIVABLE


Accrued interest and dividends receivable is composed of the following:

                                            December 31,  December 31,
(in thousands)                                  1994          1993
Securities                                     $ 3,086      $   390
Mortgage-backed securities                       6,668        5,809
Loans                                           12,682        9,998
                                               $22,436      $16,197

Note 13:  OFFICE PROPERTIES AND EQUIPMENT, NET

Office properties and equipment consist of the following:


                                                                             Estimated
                                              December 31,   December 31,      Useful
(in thousands)                                    1994           1993          Lives
Land                                            $  7,612       $  8,690
Buildings                                         16,799         15,995     3 - 40 years
Furniture and equipment                           21,044         18,461     3 - 8
Leasehold improvements                             9,445          8,674     3 - 40
                                                  54,900         51,820
Less accumulated depreciation                     21,597         19,082
                                               $  33,303       $ 32,738

Depreciation expense amounted to $2,705,000, $3,017,000 and $4,300,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

American Savings leases certain office premises and equipment under noncancellable operating leases. Annual minimum rental payments under operating leases having noncancellable lease terms in excess of one year are $2,234,000, $2,215,000, $2,006,000, $1,803,000 and
$1,514,000 for each of the five years subsequent to December 31, 1994, respectively, and $3,400,000 thereafter. Rent expense for operating leases, except those with terms of less than one month, aggregated $2,505,000, $2,256,000 and $2,622,000 for the years ended
December 31, 1994, 1993 and 1992, respectively.

Note 14:  SAVINGS DEPOSITS

Savings deposits at December 31, 1994 and 1993 and the weighted average rates of savings deposits at December 31, 1994 follow:


                                                        Weighted
                                                         Average         December 31,      December 31,
(in thousands)                                            Rate              1994              1993
Passbook accounts                                           0.99%        $   37,037        $   45,762
Checking accounts                                           0.72            204,264           211,559
Money market accounts                                       2.42            402,146           441,775
Certificate accounts
   1.00 -  3.00%                                               -             12,087            94,824
   3.01 -  5.00%                                               -            959,092         1,100,148
   5.01 -  7.00%                                               -            653,855           243,088
   7.01 -  9.00%                                               -             62,398            82,382
   9.01 - 11.00%                                               -                  -             3,320
  11.01 - 13.00%                                               -                  -             1,041
Valuation adjustments on certificate accounts                  -                  -                21
  Total certificate accounts                                4.88          1,687,432         1,524,824
Accrued interest                                               -              4,748             4,170
                                                            3.99%        $2,335,627        $2,228,090

At December 31, 1994, savings deposits had the following scheduled maturities:


                                                                    Years Ending December 31,
(in thousands)                                    1995          1996         1997          1998        1999
Passbook accounts and accrued interest         $   41,785     $      -     $      -      $      -    $      -
Checking accounts                                 204,264            -            -             -           -
Money market accounts                             402,146            -            -             -           -
Certificate accounts
   1.00 -  3.00%                                   12,087            -            -             -           -
   3.01 -  5.00%                                  731,492      208,821        1,651        11,814       5,314
   5.01 -  7.00%                                  256,346      191,931      142,880        34,851      27,847
   7.01 -  9.00%                                   29,245       31,235        1,755           153          10
                                               $1,677,365     $431,987     $146,286      $ 46,818    $ 33,171

The following schedule sets forth interest expense by type of savings deposit:

<Cpation>
                                                  Years Ended December 31,
(in thousands)                             1994                1993                 1992
Passbook accounts                       $     445           $    662             $  1,427
Checking accounts                           1,905              1,930                3,188
Money market accounts                      10,490             10,340               13,126
Certificate accounts                       68,191             66,578               95,187
                                        $  81,031           $ 79,510             $112,928

The following schedule sets forth the average balances of and weighted average interest rates paid on savings deposits:


                                                            Years Ended December 31,
(in thousands)                                1994                  1993                       1992
                                         Balance     Rate       Balance     Rate        Balance     Rate
Passbook accounts                       $   41,997   1.06%     $   50,594   1.31%      $   55,035   2.59
Checking accounts                          244,741   0.78         245,987   0.78          201,154   1.58
Money market accounts                      441,063   2.38         428,565   2.41          387,364   3.39
Certificate accounts                     1,578,125   4.32       1,515,849   4.39        1,705,457   5.58
                                        $2,305,926   3.51%     $2,240,995   3.55%      $2,349,010   4.81%

Checking   accounts  consist  of NOW and tiered checking accounts.
Penalties charged for early withdrawal of savings, which were not significant during the periods presented, reduced the respective interest expense account.

Certificates of deposit having balances of $100,000 or greater amounted to $168,207,000 at December 31, 1994 and mature as follows:
$31,377,000 in three months or less, $29,490,000 in over three through six months, $32,678,000 in over six through twelve months and $74,662,000 thereafter.

Public funds and Treasury Tax and Loan deposits of $749,000 were secured by U.S. Treasury securities having an aggregate book value of $1,331,000 at December 31, 1994.

Note 15:  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

American  Savings  enters into sales of securities under agreements to
repurchase ("reverse repos"), which are treated  as  financings.    The
obligations to repurchase securities sold are reflected as a liability and the carrying amount of the securities underlying the agreements is included in securities available for sale, securities or MBSs held to maturity in the Statements of Consolidated Financial Condition. Reverse repo liabilities amounted to $487,534,000, $98,338,000 and $80,014,000 at December 31, 1994, 1993 and 1992, respectively, with weighted average rates of 6.17%, 3.68% and 3.48%, respectively.

The securities underlying the agreements are book entry securities. During the periods presented, the securities sold under these agreements were delivered, by appropriate entry, to the correspondent bank accounts of the purchasing securities dealers used in the transactions. The purchasing securities dealers may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to American Savings the same securities at the maturities of the agreements.

At December 31, 1994, borrowings under reverse repo agreements, including $371,000 of accrued interest payable, were secured by MBSs with a carrying value of $542,675,000, including $3,523,000 of accrued interest receivable. At December 31, 1994, these borrowings had the following scheduled maturities:


                                                                      Securities Sold
(dollar amounts in thousands)      Repurchase Liability        Under Agreements to Repurchase
                                    Carrying     Average     Carrying       Market       Average
Maturity                             Amount        Rate       Amount         Value        Yield
Overnight                          $  142,799      6.40%    $  159,485    $  148,030       5.58%
Up to 30 days                         345,106      6.08        383,190       357,524       5.08
                                   $  487,905      6.17%    $  542,675    $  505,554       5.22%

The  amount  of  risk  under  these  borrowings,  defined as the excess of carrying value (or market value, if higher) of assets sold under agreements to repurchase, including accrued interest, plus any cash or other assets  on  deposit
to  secure  the  repurchase  obligations over  the amount borrowed
(adjusted for accrued interest), in the aggregate and with any one dealer, was approximately $54,770,000 and $19,806,000, respectively,
at  December  31,  1994.    The average rate paid on reverse repos amounted
to 4.52%, 3.23% and 3.94% for the years ended December 31, 1994, 1993 and 1992, respectively, on average outstanding balances of $407,147,000, $175,165,000 and $175,807,000, respectively. The maximum amount of reverse repos outstanding at any month-end during the years ended December 31, 1994, 1993 and 1992 was $571,763,000, $276,991,000 and $383,971,000, respectively.

Note  16: ADVANCES FROM FEDERAL HOME LOAN BANK AND 1993 EXTRAORDINARY ITEM

FHLB advances are secured by first mortgage loans with a carrying value of $582,288,000, private-issue MBSs with a carrying value of $186,542,000 and the stock of the FHLB. American Savings has adopted the policy of pledging excess collateral to facilitate future
advances.    At December 31, 1994, the excess collateral pledged  to
the FHLB amounted to $138,029,000. This excess collateral will support additional borrowings of $99,847,000.

The following is a summary of FHLB advances at December 31, 1994 and 1993 (in thousands):


                                                                             1994                1993
Three-month LIBOR advances maturing in 1995                               $ 450,000           $       -
Three-month LIBOR advances maturing in 1994                                       -             290,000
Fixed-rate advances maturing in 1994 with interest
  rates ranging from 7.90% to 8.85%                                               -              37,500
Fixed-rate advances maturing in 1996 with interest
  rates ranging from  8.10% to 8.40%                                              -              26,500
Fixed-rate advances maturing in 2003 with interest
  rates ranging from 5.46% to 6.05%                                           4,205               4,550
                                                                          $ 454,205           $ 358,550

In 1993, American Savings decided to prepay its fixed rate advances maturing in 1994 and 1996. As a result, an extraordinary charge of $4,300,000 was accrued in 1993 from the early extinguishment of FHLB advances.

Note 17:  OTHER BORROWED FUNDS

Other borrowed funds consist of the following:


                                                                     December 31,     December 31,
(in thousands)                                                           1994             1993
Face amount of 9.75% Mortgage-Backed Notes, Series C,
  due February 1, 1994, net of issue discount and expenses             $      -         $149,967
Bonds payable to housing finance authorities with an
  interest rate of 6.10%, due in varying installments
  through 2002                                                            9,890            9,890
Obligations under capital leases                                          3,485                -
Other borrowings                                                            749            1,087
                                                                       $ 14,124         $160,944

Bonds payable to housing finance authorities are collateralized by MBSs having carrying and market values of $18,137,000 and $16,314,000, respectively, at December 31, 1994.

Principal maturities of other borrowed funds for each of the five years subsequent to December 31, 1994 amount to $968,000 in 1995, $237,000 in 1996, $251,000 in 1997, $270,000 in 1998 and $291,000 in
1999.

Note 18:  INCOME TAXES, ACCOUNTING CHANGE AND 1992 EXTRAORDINARY ITEMS

American Savings adopted SFAS 109 on January 1, 1993. Financial statements for the year ended December 31, 1992, which reflect income tax expense pursuant to APB 11, have not been restated to apply SFAS 109.

Under Accounting Principles Board Opinion No. 16, Business Combinations ("APB 16"), which was applied in recording the push-down accounting effects of Enstar Group's acquisition of American Savings in 1988, the future tax effects of differences between the fair values and tax bases of assets acquired and liabilities assumed in a business combination were considered in assigning values of such assets and liabilities (the net-of-tax approach).

Deferred tax assets and liabilities were not recognized in business combinations. SFAS 109 amended APB 16 to require that the tax effects of differences between the tax bases and the fair values of assets acquired and liabilities assumed in a business combination be recognized by recording deferred tax assets and liabilities in the same manner as other temporary differences.

The cumulative effect of implementing SFAS 109 resulted in income of $2,141,000 in 1993 as the remaining tax effects of differences between the tax bases and the fair values of assets and liabilities resulting from recording the push-down accounting effects of Enstar Group's acquisition of American Savings were eliminated. The implementation of SFAS 109 resulted in the elimination of all deferred taxes from American Savings' Statement of Consolidated Financial Condition as of the date of implementation of SFAS 109.

Under SFAS 109, the tax effects of temporary differences between amounts reported in the financial statements and the tax bases of liabilities and assets result in deferred tax assets and liabilities. The valuation allowance on deferred tax assets represents the amount of such benefits that, based upon available evidence, are not expected to be realized.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 1994 and 1993 follows:


                                                                                    December 31,   December 31,
(in thousands)                                                                         1994            1993
Deferred tax assets
  Allowance for loan and real estate losses                                         $  7,781       $  8,180
  Deferred base year tax bad debt deduction                                            4,151         12,470
  Tax net operating loss and credit carryforwards                                      7,862          7,745
  Capital loss carryforwards                                                               -          1,785
  Purchase accounting adjustments on loans                                             1,382          2,310
  Unrealized losses on available for sale securities                                   3,747              -
  Other                                                                                1,181          2,253
  Gross deferred tax assets                                                           26,104         34,743
  Less valuation allowance                                                             2,188         10,394
  Deferred tax assets, net of valuation allowance                                     23,916         24,349
Deferred tax liabilities
  Excess financial statement basis on FHLB stock                                       3,325          3,325
  Core deposit intangible                                                              2,375          2,838
 Loan origination fees, discounts and premiums                                         4,054          3,963
  Purchase accounting adjustments on fixed assets                                      2,239          2,757
  Unrealized gains on available for sale securities                                        -          3,437
  Other                                                                                  211            629
  Gross deferred tax liabilities                                                      12,204         16,949
Net deferred tax asset                                                              $ 11,712       $  7,400

During 1994 and 1993, American Savings reduced the valuation allowance on deferred tax assets by $7,200,000 and $17,799,000, respectively, as a result of a change in the expectation of realization of deferred tax assets through future earnings and the utilization of capital loss carryforwards for which a valuation
allowance  was  provided.    Additionally,  during  1994,  American
Savings reduced the valuation allowance on deferred tax assets by $1,006,000 as a result of the expiration of capital loss and general business credit carryforwards for which valuation allowances were provided.

American  Savings  will  need  to generate future taxable income, exclusive of reversing temporary differences and carryforwards, of $30,362,000 to fully realize the net deferred tax asset recorded at
December 31, 1994. The  primary  differences  between income from continuing operations and taxable income (loss) result from the nondeductible  amortization  of  goodwill  and the utilization of net
operating loss carryforwards and tax bad debt  deductions.    Taxable
income, exclusive of reversing temporary differences and carryforwards, was $26,109,000, $19,561,000 and $42,164,000 for the
years ended December 31, 1994, 1993 and 1992, respectively. Based on American Savings' history of income from continuing operations for each of the three years ended December 31, 1994 and after considering the amounts received or to be received in 1995 pursuant to the recovery as more fully described in Note 25(B), management has determined that future taxable income, exclusive of reversing temporary differences and net operating loss carryforwards, will more likely than not be sufficient to fully realize the net deferred tax asset. However, there can be no assurance that American Savings will generate specified levels of taxable income in future years.

As of December 31, 1994, American Savings had base year bad debt reserves for federal income tax purposes of $59,600,000 for which no deferred taxes have been provided.

American Savings had no current income tax expense in 1994, 1993 or 1992. The provision for deferred income tax expense (benefit) consists of the following for each of the years presented:


                                               SFAS 109                        APB 11
(in thousands)                          1994                1993                1992
Deferred Tax Expense (Benefit)
  Federal                            $   2,462            $ (9,704)          $  14,964
  State                                    409              (1,496)              2,562
                                     $   2,871            $(11,200)          $  17,526

The 1994 and 1993 amounts above do not include deferred tax expense (benefit) of ($3,747,000) and $3,437,000, respectively, related to unrealized gains (losses) on available for sale securities which were charged directly to stockholders' equity in accordance with SFAS 115 (see Note 5).

Income tax expense (benefit) attributable to income from continuing operations has been provided at effective rates of 13.0%, (58.0%)
and 40.0% for the years ended December 31, 1994, 1993 and 1992, respectively. The following reconciles "expected" corporate rates computed by applying the statutory federal income tax rate for each year to income before income taxes to actual income tax expense (benefit):



                                                                            SFAS 109                 APB 11
(in thousands)                                                         1994           1993            1992
Statutory income tax expense                                           35.0 %         35.0 %          34.0 %
Reduction in beginning allowance for deferred tax assets              (32.6)         (93.0)            N/A
Adjustments to beginning deferred tax assets and
  liabilities due to enacted tax rate changes                           N/A           (3.7)            N/A
Amortization of non-taxable valuation adjustments                       N/A            N/A             6.7
Amortization of goodwill                                                7.6            8.7             3.7
Non-taxable gain on sale of assets resulting from
  push-down accounting                                                  N/A            N/A            (6.8)
State income tax, net of federal benefit                                4.2           (5.0)            3.9
Other, net                                                             (1.2)             -            (1.5)
                                                                       13.0 %        (58.0)%          40.0 %
N/A - Not applicable under SFAS 109 or APB 11

The significant components of deferred income tax expense (benefit) in 1994 and 1993, as computed pursuant to SFAS 109, follows:


                                                                    Year Ended December 31,
(in thousands)                                                       1994            1993
Deferred tax expense (benefit), excluding items below              $   (643)       $ (1,988)
Reduction in beginning allowance for deferred tax assets             (7,200)        (17,799)
Bad debt deduction                                                    8,799           8,699
Prepayment of FHLB advances                                           1,196               -
Utilization of capital loss carryforwards                               719               -
Adjustments to beginning deferred tax assets and liabilities
  due to enacted tax rate changes                                         -            (708)
FHLB stock dividends                                                      -             596
Total deferred tax expense (benefit)                               $  2,871        $(11,200)

Under APB 11, deferred taxes arose from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized on the financial statements. Deferred tax expense for the year ended December 31, 1992 resulting from these timing differences consisted of the following (in thousands):

Tax under book loan fee income and discounts on purchased loans                $  2,387
Utilization of deferred bad debt deduction                                       11,655
Allowance for loss on investment in real estate                                   2,247
FHLB stock dividend                                                                 583
Tax under book income on residuals                                                    -
Other items, net                                                                    654
                                                                               $ 17,526

As of December 31, 1994, American Savings' estimated net operating loss carryforwards for federal income tax purposes amounted to $18,000,000 and expire as follows: $13,000,000 in 2001; $1,000,000 in 2006;
and $4,000,000 in 2007. Based on the Internal Revenue Code and Temporary Treasury Regulations promulgated under Section 382, American Savings may have experienced an ownership change as of June 1, 1992, the effective date of the Enstar Group plan of reorganization (discussed in Note 1). Accordingly, the use of the tax net operating loss carryforwards of American Savings that arose prior to June 1, 1992 to offset taxable income may be limited for subsequent years. Management believes that such limitation would not materially affect the timing of the utilization of American Savings' net operating loss carryforwards in comparison to the timing of the utilization of net operating loss carryforwards if an ownership change has not occurred.

The limitation period for assessment of American Savings' federal, state and local income taxes has not expired for tax years commencing on or after September 1, 1990. Additionally, the Enstar Group federal consolidated tax return for the tax year ended August 31, 1990 may be open for assessment with respect to American Savings as a result of the bankruptcy of Enstar Group. American Savings was a member of the Enstar Group consolidated federal income tax group from April 29, 1988 through March 6, 1990. Further, the limitation period for assessment of New York City General Corporation Taxes for Kaufmann, Alsberg & Co., Inc., a former subsidiary of American Savings, has not expired for tax years ended September 30, 1987 and thereafter.

Utilization of net operating loss carryforwards for financial statement purposes in 1992 were accounted for in accordance with APB 11, accordingly an extraordinary credit of $17,400,000 is reflected in that year.

Note 19:  INTEREST RATE EXCHANGE AGREEMENTS, CAPS AND OPTIONS

American Savings has, from time to time, entered into agreements to assume fixed rate interest payments in exchange for variable market-indexed interest payments and to assume variable market-indexed interest payments in exchange for fixed rate interest payments ("reverse swaps"). Variable interest payments are
based  on  three-month  LIBOR.    Interest  expense  on borrowed funds
was reduced by $337,000, $3,195,000 and $3,344,000  for  the  years ended December 31, 1994, 1993 and 1992, respectively, and interest expense on deposits by $1,445,000 for the year ended December 31, 1994, as a result of the use of interest rate exchange agreements.

The reverse swap was collateralized by MBSs having a carrying value and market value of $2,967,000 and $2,712,000, respectively, at December 31, 1994.

The following tables summarize interest rate exchange agreements outstanding at December 31, 1994 and 1993 (dollar amounts in thousands):


                                                                      Weighted Average Original
                                                                          Interest Rate at
                                                         Original
                            Notional      Termination    Term to          December 31,
                            Principal         Date       Maturity        Paid   Received
December 31, 1994
  Reverse swap              $ 70,000         1997        5.00 yrs.       6.38%    6.37%

December 31, 1993
  Reverse swap              $ 70,000         1997        5.00 yrs.       3.38%    6.37%

During   1994,  American  Savings purchased interest rate caps on
three-month LIBOR as a hedge against rising interest  rates.    At
December 31, 1994, the notional principal amount of caps was $250,000,000, at rates ranging between 4.00% and 5.75%, expiring from March of 1996 through September of 1997. At December 31, 1994, unamortized cap premiums amounted to $6,405,000; there were no caps at December 31, 1993. During the year ended December 31, 1994, American Savings amortized $999,000 in cap premiums which increased interest expense on borrowed funds and recorded $526,000 in cap income which decreased interest expense on borrowed funds.

Additionally, during 1994, American Savings purchased options on MBSs as a hedge of the market value of first mortgage loans held for sale. This transaction resulted in hedging gains of $1,005,000, which reduced
losses on  sales  of  assets  held  for  sale.    As  of  December 31,
1994, American Savings had no option positions outstanding.

Note 20:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosures about the estimated fair value of financial instruments as of December 31, 1994 and 1993 is made in accordance with the requirements of Statement of Financial Accounting Standards No. 119 Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments ("SFAS 119"). Estimated fair values a r e determined by American Savings' using available market
information  and  appropriate  valuation methodologies.    These
estimates do not reflect any premium or discount that could result from offering for sale at one time American Savings' entire holdings of a particular financial instrument. Because no quoted market prices exist for a significant portion of American Savings' financial instruments, fair value estimates were based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other
factors.   Accordingly, the estimates presented  below  are  not
indicative  of  the  amounts  American  Savings  could realize in a
current market exchange.    The  use  of  different market assumptions
and/or methodologies may have a material effect on the estimates of fair value.

Fair value estimates are based upon existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets that are not considered financial assets include office properties and equipment, goodwill and core deposit intangibles.

A summary of the carrying values and estimated fair values of financial assets at December 31, 1994 and 1993 follows (in thousands):


                                                              December 31, 1994           December 31, 1993
                                                           Carrying     Estimated     Carrying      Estimated
                                                            Value       Fair Value      Value      Fair Value
Cash                                                     $   35,414     $   35,414   $   30,095    $   30,095
Interest bearing deposits                                       237            237          165           165
Federal funds sold                                           70,000         70,000       50,000        50,000
Securities available for sale                               159,282        159,282      615,473       615,473
Securities held to maturity, net                            121,324        115,617        9,456         9,457
Assets held for sale                                         63,758         63,805      113,228       113,554
Federal Home Loan Bank stock                                 25,181         25,181       20,175        20,175
Mortgage-backed securities held to maturity, net            960,230        904,996      547,548       549,644
Loans receivable, net                                     1,948,124      1,902,031    1,577,511     1,612,140
Accrued interest and dividends receivable                    22,436         22,436       16,197        16,197

Cash, Interest Bearing Deposits and Federal Funds Sold. The carrying amounts of cash and short-term investments, including interest bearing deposits and Federal funds sold, approximate fair value because they mature in six months or less and do not present unanticipated credit concerns.

Securities  Available  for  Sale.    The  fair  value  of  U.S.
Treasury securities and equity securities was estimated based on bid prices published in financial newspapers or bid quotations received from
securities dealers.    See  Mortgage-Backed Securities Held to Maturity,
Net for a description of the methodology used in the determination of the estimated fair value of MBSs, including CMOs.

Securities Held to Maturity, Net. The fair value of securities held to maturity was estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

Assets  Held  for  Sale.    The fair value of student loans is assumed
to equal the carrying value because the interest rate on these loans is adjustable and the servicers of these loans are contractually obligated to buy these loans from American Savings at a price not less than par at the time principal payments commence. See Loans Receivable, Net for a description of the methodology used in the determination of the estimated fair value of residential mortgages.

Federal  Home  Loan  Bank Stock.  The carrying amounts of Federal Home
Loan Bank stock equalled its fair value because it is nontransferable and as such has no secondary market value other than its par redemption value.

Mortgage-backed  Securities  Held  to  Maturity,  Net.    Fair values of
MBSs were determined on a security by security basis within three categories of securities - agency fixed-rate and 15-year balloons, collateralized mortgage obligations ("CMOs") and agency and private pass-through adjustable rate securities. Fair values of agency fixed rate and 5- and 7-year balloon securities were based upon generic month
end quoted market prices by  coupon.    Fair  values  of  CMOs  were
estimated based upon discounting projected cash flows, taking into consideration (i) expected prepayments based upon current market conditions and historical performance and (ii) the current market spreads to the corresponding treasury investments. Fair values of agency and private pass-through adjustable rate securities were estimated based upon the same methodology as CMOs with additional consideration given to (i) the repricing characteristics of the security, including caps, floors and margins and (ii) the index associated with the individual security.

Loans  Receivable,  Net.    Fair  values  were  estimated  for
portfolios  of  loans  with  similar financial characteristics.    The
loans were segmented by type such as residential mortgages, commercial real estate, corporate and consumer loans for the purposes of determining value. Each loan category was further segmented as
described  below.    While  management  believes  that  the assumptions
used in estimating fair values are reasonable, because there is no market for many commercial real estate, corporate and consumer loans, management has no basis to determine whether the fair values presented would be indicative of the value negotiated in an actual sale.

Permanent  Residential  Mortgages.    Fixed rate loans were sorted by
loan type and interest rate. Adjustable rate mortgage loans were segregated into categories based on the underlying index of the loan. Cash flows were projected for each of the categories, using an average of published prepayment speeds for similar instruments and discounted at rates based on current market required yields for similar instruments, adjusted for servicing costs.

Commercial Real Estate and Corporate Loans. The estimated fair value of commercial real estate loans, except for variable rate loans which reprice in two months or less, was determined by projecting principal and interest cash flows in the aggregate for loans having similar risk and payment characteristics. The principal cash flows were discounted at a rate reflecting the credit risk inherent
in the portfolio and servicing  costs.    The  estimated  fair value of
variable rate loans which reprice in two months or less was assumed to equal carrying value. To incorporate the risk of not receiving principal, the general loan loss reserve was subtracted from the present value of the principal cash flows and carrying value for variable rate loans repricing in two months or less.

Consumer  Loans.    Personal credit lines, home equity and share loans
were assumed to have a fair value equal to book value because of their short maturity and variable pricing features. The fair value of automobile loans was calculated by discounting cash flows, adjusted for prepayments based on historical experience, and were discounted using applicable interest rates.

Accrued Interest and Dividends Receivable. Carrying amount approximates fair value.

A summary of the carrying values and estimated fair values of financial liabilities at December 31, 1994 and 1993 follows (in thousands):


                                                              December 31, 1994           December 31, 1993
                                                           Carrying     Estimated     Carrying      Estimated
                                                             Value      Fair Value      Value      Fair Value
Passbook, checking and money market savings and
  accrued interest                                        $  648,195    $  648,195   $  703,266    $  703,266
Certificate accounts                                       1,687,432     1,682,834    1,524,824     1,543,364
Securities sold under agreements to repurchase               487,534       487,534       98,338        98,338
Advances from Federal Home Loan Bank                         454,205       453,329      358,550       358,364
Other borrowed funds                                          14,124        12,178      160,944       161,826

Passbook, Checking and Money Market Savings and Accrued Interest. The fair value of deposits with no stated maturity, including passbook accounts, checking accounts and money market accounts and accrued interest payable, equals the amount payable on demand at December 31, 1994 and 1993, or carrying value. Accordingly, this valuation does not include the benefit that results from the low-cost funding provided by these deposit liabilities compared to the cost of borrowing funds in the market.

Certificate  Accounts.   The estimated fair value of certificates of
deposit was based on the discounted value of contractual cash flows. The discount rate was estimated using the rates offered by American Savings on December 31, 1994 and 1993 for deposits of similar remaining maturities.

Securities Sold Under Agreement to Repurchase. The carrying amounts for reverse repos approximate fair value because they mature in six months or less.

Advances  from  Federal  Home  Loan  Bank.    The  estimated  fair
value of FHLB advances was determined by discounting the contractual principal and interest payments at rates offered at the respective dates for FHLB advances with similar terms and remaining maturities.

Other Borrowed Funds. The estimated fair value of other borrowed funds was determined by discounting the contractual principal and interest payments at rates offered at the respective dates for borrowings with similar terms and remaining maturities.

Reverse  Swap.    The estimated fair value of the reverse swap was a net
payable of $3,115,000 at December 31, 1994 and a net receivable of $3,148,000 at December 31, 1993. The estimated fair values were obtained from independent dealer quotes and represent the estimated amount American Savings would receive or pay to terminate the agreements, taking into account current interest rates.

Caps.    The  estimated  fair  value  of  caps  was  $11,841,000  at
December 31, 1994 and was obtained from independent dealer quotes. Unamortized cap premiums amounted to $6,405,000. There were no cap agreements outstanding at December 31, 1993.

Note 21:  EMPLOYEE BENEFIT AND STOCK OPTION PLANS

American Savings sponsors a savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") which provides that employees can defer a portion of their annual earnings on a pretax basis. American Savings' provided a matching contribution of 50% of up to 10% of earnings deferred by employees from January 1, 1991 through March 31, 1991 and suspended the match from April 1, 1991 until December 31, 1992. On January 1, 1993, American Savings' began to match employee contributions at the rate of 100% of up to 2.5% of earnings deferred by an employee, and increased the match to 3% of earnings deferred effective January 1, 1994.

Until March 31, 1993, American Savings sponsored a defined contribution pension plan (the "Pension Plan"), funded each year in amounts equal to a fixed contribution formula, covering substantially all employees. Effective as of March 31, 1993, the Pension Plan merged into the 401(k) Plan and all subsequent contributions were made to the discretionary contribution portion of that plan. Contributions were equal to 2% of annual base compensation plus 2% of base compensation in excess of the Social Security Wage Base. In 1994, the discretionary contribution increased to 3% of annual base compensation plus 3% of base compensation in excess of the Social Security Wage Base and a further contribution of 1% of annual base compensation for every 20% by which pretax core earnings for fiscal 1994 exceeded pretax core earnings for fiscal 1993.

Aggregate expense under the 401(k) and Pension Plan amounted to $1,372,000, $724,000 and $171,000, respectively, for the years ended December 31, 1994, 1993 and 1992.

American Savings' three stock option plans include the 1990 Employee Stock Incentive Plan (the "1990 Plan"), the 1991 Non-Employee
Directors' Stock Option Plan (the "1991 Plan") and the 1992 Employee Stock Incentive Plan (the "1992 Plan").

The 1992 Plan provides for the grant, to eligible employees, of stock options, stock appreciation rights, restricted stock, deferred stock, performance awards, dividend equivalents and other stock-based awards. The 1992 Plan provides that, in addition to 400,000 shares of American Savings Common Stock initially reserved for distribution, up to 500,000 shares authorized but not distributed under the 1990 Plan
may be distributed under  the  1992  Plan.   As of December 31, 1994, a
total of 595,417 shares of American Savings Common Stock, subject to adjustment, were reserved for issuance under either the 1990 Plan or the 1992 Plan, of which 544,884 are subject to grants which have been issued and 50,533 are available for grant. The 1990 Plan provides for the grant, to eligible employees, of stock options, stock
appreciation rights, restricted stock and  deferred  stock.    As of
December 31, 1994, 73,084 shares of American Savings Common Stock were reserved and available for distribution under the 1990 Plan, all of which relate to grants which have been issued. The 1990 Plan and the 1992 Plan provide that stock options become exercisable as prescribed by the Stock Option Committee at the date of grant at an exercise price no less than the fair market value per share of American Savings Common Stock on the date of grant.

The 1991 Plan, as amended, is intended to enable directors who are not employees of American Savings to acquire a proprietary interest in American Savings. Stock options under this plan are non-qualified options, exercisable upon grant, having an exercise price equal to the fair market value per share of American Savings Common Stock on the date of grant. As of December 31, 1994, a total of 62,500 shares of American Savings Common Stock were reserved for issuance, all of which relate to grants which have been issued.

The following table presents information on stock options under these plans:


                                          1990 Plan               1991 Plan                    1992 Plan

                                      Number of    Option     Number of     Option      Number of      Option
                                       Shares      Price       Shares        Price       Shares         Price
Outstanding, December 31, 1992         145,834  $.47-2.50      100,000   $     1.02      632,280   $      1.09-7.19
  Granted                                    -          -            -            -       90,700        11.13-11.56
  Exercised                            (29,807)  .47-2.50      (17,500)        1.02      (34,700)         4.53-5.00
  Cancelled                             (2,339)  .47-2.50            -            -      (20,600)        5.00-11.56
Outstanding, December 31, 1993         113,688   .47-2.50       82,500         1.02      667,680         1.09-11.56
  Exercised                            (40,404)  .47-2.50      (20,000)        1.02    (195,880)         1.09-11.56
  Cancelled                               (200)      2.50            -            -            -                 -
Outstanding, December 31, 1994          73,084  $.47-2.50       62,500   $     1.02      471,800   $    1.09- 11.56
Exercisable, December 31, 1994          73,084                  62,500                   373,570

As  contemplated by the Merger Agreement, no additional options will be
granted under the 1990 Plan, 1991 Plan or  1992  Plan.    The  Merger
Agreement provides that, in connection with the Merger, each holder of a stock option which is outstanding immediately prior to the Merger Effective Date will receive a cash payment in an amount equal to the excess of $21.00 per share covered by the option over the exercise price of the option, and the option will be cancelled. Additionally, the Stock Option Committee of the Board determined that all options granted under the 1992 Plan and outstanding as of January 31, 1995 to purchase shares of American Savings' Common Stock that had not become vested and exercisable on or before January 31, 1995, be accelerated, vested and exercisable as of that date.

Note 22:  STOCKHOLDERS' EQUITY

(A) Common Stock - At the close of business on April 27, 1993, a one-for-five reverse split of all issued and outstanding shares of American Savings Common Stock became effective. American Savings paid to shareholders of record at the close of business on April 27, 1993, an aggregate of $25,000 cash in lieu of 9,751 fractional shares
resulting  from  the  reverse  split.    Additionally,  the number of
authorized shares of American  Savings  Common

Stock was reduced from 120,000,000 to 24,000,000 shares. All references in the Consolidated Financial Statements and Notes to Consolidated Financial Statements to the number of shares of American Savings Common Stock and the per share amounts have been adjusted to reflect the reverse split.

(B) Series A Preferred Stock - On December 30, 1992, American Savings redeemed all of its then outstanding $2.19 Cumulative Convertible Preferred Stock, Series A ("Series A Preferred Stock") for $25.21 per share plus $6.57 per share, representing previously unpaid dividends to December 30, 1992. Additionally, American Savings paid all dividends in arrears on Series A Preferred Stock surrendered for conversion to cash after January 1, 1990, up to and including the dividend payment date immediately preceding the date of conversion. The total amount paid in connection with the redemption, conversion and payment of dividends in arrears was $2,537,000.

(C) Regulatory Capital Maintenance/Dividend Agreement - As a condition of the approval of the Enstar Merger by a predecessor to the OTS (the Federal Home Loan Bank Board) and the Federal Savings and Loan Insurance Corporation (the "FSLIC"), Enstar Group and Enstar Financial entered into the Capital Maintenance Agreement with the FSLIC pursuant to which Enstar agreed to maintain American Savings' regulatory capital at or above required levels. On May 31, 1991, Enstar Group and Enstar Financial filed for protection under Chapter 11 of the federal Bankruptcy Code (see Note 1).

American Savings, as a subsidiary of a savings and loan holding company, is required to provide 30 days prior notice to the OTS of its intention to declare any dividends. The Capital Maintenance Agreement provides that American Savings may not pay dividends or repurchase stock unless the payment of dividends or repurchase of stock would not reduce the regulatory capital of American Savings below its regulatory capital requirement. If that condition is met, the Capital Maintenance Agreement provides that American Savings (1) may pay dividends in an aggregate amount of not more than 50% of American Savings' net income for its fiscal year as reflected in American Savings' audited financial reports, (2) may pay dividends in an aggregate amount of not more than 75% of American Savings' net income for its fiscal year as reflected in American Savings' audited financial reports if American Savings' regulatory capital is equal to or greater than its fully phased-in capital requirement and (3) may pay dividends in an aggregate amount of not more than 90% of American Savings' net income for its fiscal year as reflected in American Savings' audited financial reports if American Savings' regulatory capital is equal to or greater than (a) its fully phased-in regulatory capital requirement plus (b) 2% of American Savings' liabilities. The calendar year constitutes the fiscal year for net income availability computations pursuant to the Capital Maintenance Agreement.

(D) Regulatory Capital - Under OTS regulations, American Savings is required to meet three capital standards -- a leverage limit (core capital requirement), a tangible capital requirement and a risk-based capital requirement. At December 31, 1994, American Savings met all three of its capital requirements.

The  leverage  limit  requires  savings institutions to maintain core
capital of at least 3% of adjusted total assets.    Core  capital,  as
defined in the regulations, consists of common stockholder's equity (including retained earnings), noncumulative perpetual preferred stock and minority interests in subsidiaries, less intangible assets not considered qualifying intangible assets (subject to limitation discussed below) and investments in and advances to subsidiaries engaged in activities which are not permissible for national banks (subject to the phase-out period discussed below). On November 28, 1994, the acting director of OTS announced that OTS will no longer require savings institutions to include unrealized gains and losses on available for sale debt securities in regulatory capital. Under the revised OTS policy, institutions must value available for sale debt securities at amortized cost for regulatory capital purposes. At December 31, 1994, American Savings excluded unrealized losses on securities available for sale, net of deferred tax benefits of $5,967,000 from core capital.

Purchased mortgage servicing rights may be included in core capital, with certain limitations. The regulation also permits supervisory goodwill existing as of April 12, 1989 to count toward the minimum core capital requirement in an amount not to exceed 0.375% of adjusted total assets at December 31, 1994. American
Savings has been advised by OTS that it may treat its goodwill as qualifying supervisory goodwill unless and until it is notified to the contrary by the Director of OTS. At December 31, 1994, American Savings' supervisory goodwill amounted to $56,982,000, or approximately 1.6% of adjusted total assets; the amount of goodwill included in American Savings' core capital was $13,138,000, or 0.375% of adjusted total assets. After December 31, 1994, no supervisory goodwill may be included in calculating core capital.

Although core deposit intangibles are excluded from core capital, core deposit intangibles resulting from transactions consummated prior to March 4, 1994 were grandfathered and recognized for capital purposes, to the extent permitted by OTS, provided that such core deposit intangibles are valued in accordance with generally accepted accounting principles ("GAAP") supported by credible assumptions, and have their amortization adjusted at least annually to reflect decay rates (past and projected) in the acquired customer
base.    American Savings believes that its core deposit intangibles, which amounted to $6,157,000 at December 31, 1994, will continue to be permitted to be included in core and total capital.

Under the tangible capital requirement, savings institutions must maintain tangible capital in an amount not less than 1.5% of
adjusted  total  assets.    Tangible capital is defined as core capital
minus intangible assets, such as goodwill and core deposit intangibles. However, purchased mortgage servicing rights may be included in calculating tangible capital, with certain limitations.

The  risk-based  capital  requirement  requires an 8.0% ratio of total
core and supplementary capital to risk- weighted  assets.    One-half
of these requirements must be met with core capital. Supplementary capital is defined to include, among other things, general loss reserves; however, general loss reserves are limited to 1.25% of
risk-weighted  assets.   At December 31, 1994, American Savings' general
loan loss reserves totaled $16,787,000, all of which was included in supplementary capital.

Effective January 1, 1994 with implementation originally scheduled to begin September 30, 1994, institutions deemed to have an "above normal" level of interest rate risk ("IRR") would have been required to deduct a portion of that risk from total risk-based capital. However, the acting director of OTS postponed implementation of the IRR capital deduction until OTS publishes the process under which
institutions may appeal  the  capital  deduction.    Until such appeals
process is finalized, which could occur in time for the capital deduction to go into effect on March 31, 1995, the IRR capital deduction has been waived.

A normal level of exposure, under the rule, is considered to exist if an immediate 200 basis point increase or decrease in market interest rates (whichever produces a greater decline) results in a decline in net portfolio value ("NPV") amounting to no more than 2% of the estimated present value of assets. NPV represents the net discounted cash flows stemming from an institutions' assets, liabilities
and off-balance sheet  items.    The  IRR  component,  which is deducted
from total risk-based capital, is equal to 50% of the amount by which an institution's measured IRR exceeds normal IRR (2% multiplied by
the estimated present value  of  total  assets).   The IRR component
must be calculated on a quarterly basis, but is implemented for capital purposes after a three-quarter lag. As such, the amount of capital that an institution must hold as of a given quarter is based upon the IRR component computed for the quarter ended nine months earlier. However, if an institution demonstrates to the OTS that it has reduced its IRR after the calculation date, a lower IRR component may be utilized. Although American Savings' most recent computation of IRR (September 30, 1994) reflects an IRR component of approximately $2,740,000, OTS' calculations as of September 30, 1994, which are based  upon  certain  different  assumptions,  reflect  an  IRR
component for American Savings of approximately  $20,371,000.    If  the
OTS' IRR component had been imposed on American Savings at December 31, 1994, American Savings' total risk-based capital under both the current and fully phased-in capital requirements would have been reduced by $10,117,000, the OTS' IRR component for American Savings at
March 31, 1994.   At December 31, 1994, American Savings' total capital
was sufficient to accommodate such IRR component and to meet its current and fully phased-in capital requirements.

OTS has directed American Savings to submit a plan to reduce interest rate risk and to increase capital levels in order to provide a sufficient cushion against interest rate risk.

The following table reconciles, as of December 31, 1994, capital calculated under GAAP to capital calculated for each of the three current and fully phased-in capital requirements and its ratio of core capital to risk- weighted assets (unaudited):


                                                       Current                 Fully Phased-In
(dollar amounts in thousands)                     Balance       %              Balance      %
Core Capital
  Capital calculated under GAAP                 $  216,534                   $  216,534
  Adjustment for unrealized losses on
    securities available for sale                    5,967                        5,967
  Less goodwill                                    (43,844)                     (56,982)
  Core capital                                     178,657    5.09%             165,519    4.72%
  Required core capital                            105,288    3.00              105,288    3.00
  Capital excess                                $   73,369    2.09%          $   60,231    1.72%
  Adjusted total assets for core capital        $3,509,597                   $3,509,597

Risk-based Capital
  Core capital calculated above                 $  178,657                   $  165,519
  Supplementary capital
    General loan loss reserves                      16,787                       16,787
  Assets required to be deducted                       (94)                         (94)
  Risk-based capital                               195,350   11.06%             182,212   10.39%
  Required risk-based capital                      141,356    8.00              140,305    8.00
  Capital excess                                $   53,994    3.06%         $    41,907    2.39%
  Risk-weighted assets                          $1,766,950                   $1,753,812

Ratio of core capital to risk-
  weighted assets                                            10.11%                        9.44%

Tangible Capital
  Capital calculated under GAAP                 $  216,534                   $  216,534
  Adjustments
    Unrealized losses on securities
      available for sale                             5,967                        5,967
    Intangible assets
      Goodwill                                     (56,982)                     (56,982)
      Core deposit intangibles                      (6,157)                      (6,157)
  Tangible capital                                 159,362    4.55%             159,362     4.55%
  Required tangible capital                         52,552    1.50               52,552     1.50
  Capital excess                                $  106,810    3.05%         $   106,810     3.05%
  Adjusted total assets for tangible capital    $3,503,440                   $3,503,440

Note 23:  INCOME PER SHARE

Income per share is calculated by dividing net income applicable to common stock by the weighted average number of common shares and common stock equivalents outstanding during the relevant periods. Net income applicable to common shares differs from net income as a result of the Series A Preferred Stock dividend requirement which amounted to $97,000 for the year ended December 31, 1992. Income per share for all periods presented has been computed after giving effect to a one-for-five reverse split of all issued and outstanding shares of American Savings Common Stock effected April 27, 1993.

Note 24: COMMITMENTS AND CONTINGENCIES

(A) Commitments - In addition to loans in process (see Note 9) at December 31, 1994, American Savings was committed to fund loans with fixed interest rates of approximately $9,684,000 and with variable interest rates of $35,136,000 and to sell $12,324,000 of fixed-rate loans. Additionally, at December 31, 1994, American Savings was committed to purchase servicing rights on approximately $79,200,000 of residential mortgage loans for approximately $950,000.

Standby letters of credit amounted to $11,282,000 at December 31, 1994. Standby letters of credit are conditional commitments issued  by  American  Savings  to  guarantee the performance of
borrowers to a third party.   American Savings' guarantees are primarily
to support public bond financing arrangements. The credit risk involved in issuing these letters of credit is essentially the same as that involved in extending commercial real estate loan facilities to borrowers. American Savings has pledged MBSs having a carrying value at December 31, 1994 of $19,789,000 as collateral under standby letters of credit.

(B) Contingencies - A recent federal appeals court decision held, in part, that a lender improperly disclosed the collection of the Florida state intangible tax, among other things, from the borrower, thereby subjecting the loan to rescission under the Federal Truth-in-Lending Act (the "TILA") by the borrower for three years after it was made. Subsequent to the court's initial decision and prior to its refusal to reconsider its decision, the Florida legislature amended the language of the intangible tax to clarify the legislature's previous intention that the intangible tax be disclosed for purposes of the TILA in a manner that had been followed by most lenders in Florida, including American Savings. Although the Florida legislature intended this legislation to apply retroactively, no judicial determination has yet been made as to the retroactive effect of this legislation on loans originated prior to its effective date. This court decision may also apply to a similar intangible tax imposed by other states. Legislation has also been introduced in the United States Congress to ameliorate the possible adverse impact of the court decision. To its knowledge, no claims of a material amount have been filed against American Savings under this recent court decision and no notice of a breach of a representation has been received citing American Savings' loan sale agreements requesting it to repurchase, cure or substitute other loans for the loans sold. At this time it is not possible to determine the impact of this ruling, if any, on American Savings or the outcome of the proposed federal legislation.

Note 25:  LEGAL MATTERS

(A) OTS Enforcement Action and Loss Contingency. In October 1992, OTS advised American Savings that it had effected, through OTS cease and desist orders, a settlement, for $11,200,000, of its enforcement action and American Savings' private lawsuit against American Savings' former law firm, Kirkpatrick & Lockhart; Alan J. Berkeley, a senior partner of that firm; Harris C. Friedman, former Chairman of the Board, President and Chief Executive Officer of American Savings; and Richard J. Grassgreen, a former director of American Savings.
Of  the  $11,200,000,  Kirkpatrick  &  Lockhart agreed to pay $9,000,000
to OTS for the benefit of American  Savings.    In  addition,  Harris
Friedman agreed to pay $700,000 and Richard Grassgreen agreed to deliver a $1,500,000 promissory note payable in five annual
installments of $300,000, beginning in November 1992.    During
February 1993, Mr. Grassgreen filed for protection under Chapter 11 of the Bankruptcy Code. During 1994, American Savings received $576,000 directly from the Grassgreen bankruptcy estate in settlement of its claim and in February 1995, American Savings received an additional $300,000 indirectly related to the Grassgreen settlement.

The OTS settlement documents provide that 10% of the settlement amounts was allocated to the settlement of American Savings' private lawsuit and the remaining 90% was allocated to the OTS enforcement action. Further, pursuant to the cease and desist orders and by the Supervisory Directive dated October 21, 1992, OTS directed American Savings to pay its litigation attorneys in the private lawsuit no more than a total of 33- 1/3% of 10% of the settlement amounts, as and when collected, or $373,333, if all settlement amounts are
collected.    On October 9, 1992, American Savings was served with a
charging lien, filed in the Circuit Court of the 11th Judicial Circuit in and for Dade County, Florida (Case No. 91-50064 CA 28), for attorneys fees and costs by its attorneys in its private lawsuit, asserting a claim in the amount of 33-1/3% of all amounts to be paid to or for the benefit of American Savings in settlement of both OTS's enforcement action and American Savings' private lawsuit, which would equal $3,733,333.

Pursuant to the OTS Supervisory Directive of October 21, 1992, OTS elected to recover from American Savings $350,000 for its costs of investigation and settlement proceedings.

In February 1995 and during 1994, 1993 and 1992, American Savings received cash payments of $300,000, $576,000, $500,000 and $9,500,000, respectively. These amounts are included in American Savings' results of operations for each of those periods after deducting legal fees aggregating approximately $362,000, representing the amount due to American Savings' litigation attorneys under the OTS directive, and $350,000 paid to OTS. Attorneys' fees related to amounts recovered through February 1995, according to the charging lien, could range from $362,000 to $3,620,000 in principal amount. American Savings accrued, against the amounts it had received ($10,876,000), and paid, pursuant to the OTS Supervisory Directive entered on October 21, 1992, attorneys' fees of $362,000.

On June 29, 1994, the OTS entered an Order to Cease and Desist ("C & D") against American Savings (to which American Savings consented), reaffirming its Supervisory Directive of October 21, 1992 directing and ordering American Savings not to make any payment to the charging lien claimants without prior written approval of OTS in excess of $373,333 (1/3 of 10% of the settlement amounts, if fully collected), less amounts previously paid, for attorneys' fees, in satisfaction of the charging lien or any judgment that may be entered in the related litigation.

On July 26, 1994, the Circuit Court of the 11th Judicial Circuit in and for Dade County, Florida (the "Circuit Court") issued a final order determining entitlement to and awarding attorneys' fees in
connection with  the  charging  lien.    The  order  awarded  to  the
charging lien claimants the sum of approximately $3,000,000, plus prejudgment interest, less amounts previously paid or credited to them as fees. The Circuit Court retained jurisdiction to award attorneys' fees and costs. An amended final judgment in the amount of approximately $3,624,000, including prejudgment interest, was entered on August 1, 1994, as a result of certain errors of calculation in the original judgment. The Circuit Court's order is in conflict with the C & D and the Supervisory Directive.

After consultation with counsel, American Savings believes that the Circuit Court award is in error, particularly in light of the prior, contrary, OTS mandates, and intends to vigorously pursue the appeal of the court order, which was initiated by trial counsel for American Savings on August 23, 1994 in the Third District Court of Appeals of the State of Florida (Case No. 94-02051), as well as other
potential available remedies.   In view of the foregoing, American
Savings has not accrued additional fees awarded to the charging lien claimants as a result of the court order. Additional amounts, if any, will be charged against future results of operations.

On July 27, 1994, the charging lien claimants filed a Petition for Review against OTS in the United States Court of Appeals for the Eleventh Circuit, seeking that the C & D be enjoined, suspended, terminated or
otherwise  modified.    American Savings was not named as a party to the
action and cannot predict its outcome or the extent to which it may affect the charging lien litigation.

American Savings cannot predict the effect of the Merger, if any, upon this litigation.

(B) American Savings and Michael Milken, Lowell Milken et al. On November 14, 1991, American Savings filed suit in the United States District Court for the Southern District of Florida (Case No. 91-2611) against Michael Milken, Lowell Milken and numerous other persons and entities related to the Milkens or to Drexel Burnham Lambert Incorporated. The suit alleged, among other things, that the defendants, through the use of false and misleading statements concerning the nature, value, risks and liquidity of junk bonds and through control and manipulation of the junk bond market, corruptly obtained influence and control over American Savings, Enstar Group and their affiliates and used the control to cause these entities to make investments in junk bonds that were unsuitable or overpriced. The suit asserted, among other things, that these actions violated federal and state securities, antitrust and federal racketeering (RICO) laws and constituted common law fraud, breach of fiduciary duty, unfair competition and violations of other statutory and common law rules.

In the action, American Savings sought, on behalf of itself and Enstar Group, among other things, compensatory, consequential, punitive, rescissionary and treble damages and costs of the suit, including attorneys' fees. Damages before trebling were estimated to be an amount in excess of $370,000,000.

The action was dismissed when American Savings agreed to participate in a global settlement of claims then pending in the United States District Court for the Southern District of New York, including the claims of American  Savings  and Enstar Group, against the Milken parties.  The global settlement was finalized by court order  on
September 29, 1993. American Savings was represented on the committee that formulated the plan to allocate the proceeds of the settlement. Claims will be paid from a fund of approximately $250,000,000 (the "Fund"), consisting of monies obtained from Michael Milken, certain of
his affiliates and the Securities and Exchange  Commission  Fund.    In
excess of $200,000,000 of this amount has been collected to date and the balance is scheduled to be paid into the Fund by the end of 1995. In February 1995, American Savings recorded a pretax recovery of $3,300,000, net of certain estimated fees and expenses, including attorneys' fees, from amounts received from the Fund. This amount represents payment of a substantial portion of the settlement of American Savings' direct claims against the Milken parties. American Savings' receipt in the future of any additional monies from the Fund is wholly dependent upon the Fund's receipt of anticipated payments from third parties, which payments cannot be assured.

Certain of the claims asserted as part of the suit were assigned to American Savings by Enstar Group as part of the ongoing restructuring of the commercial relationships between Enstar Group and American Savings begun in 1990. The assignment agreement provides that any amounts payable by the defendants as a result of a final judgment or settlement of the action, after deduction and reimbursement of costs and expenses paid by American Savings and Enstar Group, and after deduction of attorneys' fees and expenses, will be allocated 20% to American Savings and 80% to Enstar Group. Enstar Group's share of any proceeds from the suit will be distributed to its creditors, including American Savings, pursuant to the Bankruptcy Plan. Under the Bankruptcy Plan, two-thirds of Enstar Group's distribution would be
made to American Savings and one-third to other  creditors.   Enstar
Group has informed American Savings that it intends to provide a tax reserve and an expense reserve prior to distribution. American Savings also has been informed by Enstar Group that Enstar Group expects to distribute to American Savings between $4,000,000 and $4,500,000, during the second quarter of 1995. The assignment of Enstar Group's claims to American Savings was approved by OTS, subject to certain conditions, and by the Alabama Bankruptcy Court in Enstar Group's Chapter 11 proceedings.

(C)    Litigation Regarding General Homes Corporation.  On August 16,
1991, the Unsecured Creditors' Committee (the "Committee") of General Homes Corporation, Houston, Texas, ("General Homes") filed an amended complaint (the "General Homes Amended Complaint"), naming American Savings as a defendant in an adversary proceeding within General Homes' Bankruptcy Case No. 90-04810-H3-11 pending in the United States Bankruptcy Court for the Southern District of Texas (the "Texas Bankruptcy Court"). On that date, a complaint that the Committee had filed on June 19, 1991 was voluntarily dismissed. The General Homes Amended Complaint also names as defendants General Homes' other secured lenders under a revolving credit agreement (collectively, with American Savings, the "Bank Group") as well as its investment advisers.

The General Homes Amended Complaint alleges, among other things, that American Savings, individually and together with other members of the Bank Group, were insiders of and controlled General Homes, received fraudulent conveyances and preferences from General Homes under the Bankruptcy Code and have failed to repay to General Homes' estate the amounts received. The General Homes Amended Complaint also alleges that the Bank Group participated (primarily through the banks' alleged control of General Homes) in an alleged fraud by General Homes in connection with sales of subordinated debt to the public by means of fraudulent accounting practices and other manipulations that inflated the value of General Homes' assets. The Committee seeks to have all claims of American Savings and the Bank Group against General Homes' estate disallowed or subordinated to other claims against the estate, and reclassified as equity, as well as costs and expenses of plaintiff, including reasonable attorneys' fees and such other and further relief as the Texas Bankruptcy Court deems just and appropriate. Counsel for all defendants have moved for dismissal of the case. The Bank Group and American Savings also have moved for summary judgment as to them.

The plan of reorganization of General Homes and FGMC, Inc., its related mortgage entity, (the "General Homes Plan") was confirmed by the Texas Bankruptcy Court on October 30, 1991. Under the General Homes Plan, the Bank Group is entitled to receive a combination of cash, a note, the right to proceeds in a liquidating trust and stock of the reorganized debtor. Additionally, under the General Homes Plan, claims of General Homes' estate against the Bank Group, including American Savings, are released. The Committee appealed from the judgment confirming the General Homes Plan, but its motion to stay the judgment pending appeal was denied, and substantially all distributions have been made on the Bank Group's claims.

Should the Committee's efforts to subordinate the Bank Group's debt be successful, the members of the Bank Group would be required to return to the estate all distributions of cash and their interests in
the other assets  in  General  Homes'  estate.   American Savings has a
5.34% interest in the Bank Group's claims, as to which it has received, as of January 31, 1995, distributions of $5,142,000 in cash, and has recorded $524,000, net of $486,000 reserve, on its books as its pro rata share of the additional assets to be
distributed.    Additionally, should the judgment confirming the General
Homes Plan be reversed, the Committee may seek to have claims asserted against American Savings and the Bank Group for recovery of various transfers, originally alleged to be in excess of $200,000,000 in the aggregate, as preferences or fraudulent conveyances.

American Savings believes the amended complaint described above to be without merit. Moreover, the Committee and the Bank Group have approved the terms of a settlement agreement, which would dismiss the litigation that the Committee filed against the Bank Group and which contemplates dismissal of the Committee's appeal of the judgment
confirming  the  General  Homes  Plan.    The settlement agreement,
however, is dependent upon Texas Bankruptcy Court approval, and there is no assurance that it will become final.

In the event that the settlement agreement is not approved by the bankruptcy court, American Savings intends to defend the proceeding vigorously.

(D)  Other  Litigation.    American  Savings is named a defendant in
various other lawsuits filed from time to time involving claims arising in the ordinary course of American Savings' business and, in American Savings' belief, such claims and lawsuits as have arisen in the ordinary course and are pending will not have a material adverse effect on the consolidated financial condition of American Savings.

NOTE 26:  QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized unaudited quarterly financial data for the years ended December 31, 1994 and 1993 (in thousands, except per share data). The quarterly and annual computations of net income per share are made independently. Therefore, the sum of net income per share for the quarters may not equal net income per share for the respective years.


                                                                      Three Months Ended
                                                   March 31,      June 30,      September 30,  December 31,
                                                     1994           1994            1994           1994
Interest income                                  $     43,460   $     46,394    $     51,233   $     54,447
Interest expense                                      (25,139)       (26,776)        (30,530)       (34,650)
  Net interest income                                  18,321         19,618          20,703         19,797
Provision for losses                                     (150)          (150)           (150)          (150)
Other income                                            2,217          1,710           2,572          4,834
Other expenses                                        (15,251)       (16,798)        (16,542)       (18,483)
Income tax (expense) benefit                           (1,027)          (877)         (1,316)           349
  Net income applicable to common shares         $      4,110   $      3,503    $      5,267   $      6,347

Net income per share, primary and
 fully diluted                                   $       0.34   $       0.29    $       0.44   $       0.53


                                                                      Three Months Ended
                                                   March 31,      June 30,      September 30,  December 31,
                                                     1993           1993            1993           1993
Interest income                                  $     45,901   $     45,802    $     44,292   $     43,400
Interest expense                                      (27,873)       (27,980)        (27,424)      ( 26,864)
  Net interest income                                  18,028         17,822          16,868         16,536
Provision for losses                                     (900)          (600)            850              -
Other income                                            3,142          2,977           2,906          2,234
Other expenses                                        (15,016)       (14,763)        (15,365)       (15,421)
Income tax benefit                                          -              -               -         11,200
  Income from continuing operations                     5,254          5,436           5,259         14,549
Extraordinary item                                          -              -               -         (4,300)
Cumulative effect of accounting change                  2,141              -               -              -
  Net income applicable to common shares         $      7,395   $      5,436    $      5,259   $     10,249

Net income per share, primary and
 fully diluted
  Income from continuing operations              $       0.44   $       0.46    $       0.44   $       1.22
  Extraordinary item                                        -              -               -          (0.36)
  Cumulative effect of accounting change                 0.18              -               -              -
  Net income                                     $       0.62   $       0.46    $       0.44   $       0.86

            SUPPLEMENTARY NOTE TO CONSOLIDATED FINANCIAL STATEMENTS


A summary of the Statements of Financial Condition at December 31, 1994 and Statements of Operations for the year then ended for active subsidiaries which are 100% owned by American Savings is presented below. Certain 100% owned subsidiaries had no balances or financial activity at December 31, 1994 and for the year then ended and, accordingly, have been excluded from the summary.




                       American    American       American  American    American  American   American             Boca
                        Savings  Securities       Venture   Venture     Savings   Securities Southern Tri County Hampton  Deerfield
                          Trust,  Financial, ASF, Capital, Enterprises, Financial Investment Mortgage Holdings, Partners, Partners,
                            Inc.       Inc.  Inc. Corp.      Inc.       Corp.     Corp.      Corp.    Inc.      Ltd. (1)  Ltd. (1)
ASSETS
Cash                      $   812   $    -   $   -  $      -    $    -    $    -     $1,945     $   -     $  11     $  -       $ -
Investment securities       1,801        -       -         -         -         -          -         -         -        -         -

Accrued interest
   receivable                   3        -       -         -         -         -          -         -         -        -         -

Real estate, net                -        -       -     1,357     1,192       818          -         -         -        -         -
Other assets                    -        -       -         -         -     1,041          9        69         -        -         -

                          $ 2,616   $    -   $   -   $ 1,357    $1,192    $1,859     $1,954     $  69     $  11     $  -       $ -


LIABILITIES AND STOCKHOLDER'S
   EQUITY

Due to (from) American
   Savings                $   524   $  114   $(207)  $ 1,568    $1,618    $    -     $1,588   $    -      $   -     $  -         -

Stockholder's equity
   Common stock and
     paid-in capital        1,026        1      38        -         -      2,609          -     151         10         -         -

   Retained earnings
    (deficit)               1,066     (115)    169     (211)     (426)     (750)        366     (82)         1         -         -


                          $ 2,616   $    -    $  -   $ 1,357    $1,192    $1,859     $1,954   $  69     $  11       $  -        $ -


                                   STATEMENTS OF OPERATIONS
                                 Your ended December 31, 1994
                                       (in thousands)





                       American    American        American  American    American  American   American             Boca
                        Savings  Securities       Venture   Venture     Savings   Securities Southern Tri County Hampton  Deerfield
                          Trust,  Financial, ASF, Capital, Enterprises, Financial Investment Mortgage Holdings, Partners, Partners,
                            Inc.       Inc.  Inc. Corp.      Inc.       Corp.     Corp.      Corp.    Inc.      Ltd.      Ltd.
Interest Income             $73    $    -   $  -  $    -   $     -      $    -    $    -     $   -    $   -     $    26  $     67
Interest expense              -         -      -       -         -           -         -         -        -           -         -
   Net Interest Income       73         -      -       -         -           -         -         -        -          26        67
Other operating Income        -         -      -       -         -           -     2,039       (29)       1          20         -
Other operating Income        3      (365)    18      85        36          20     1,674         -        -           1         1
Income (loss) before
 Income tax expense          70       365    (18)    (85)      (36)        (20)      365       (29)       1          45        66
Income tax expense (2)        -         -      -       -         -           -         -         -        -           -         -
Net Income (loss)           $70      $365   $(18)   $(85)   $  (36)     $  (20)   $  365     $ (29)   $   1     $    45  $     66
                   (1)     American Savings sold its interest in these subsidiaries during December 1994.

                   (2)     American Savings and its subsidiaries file consolidated federal and state income tax returns.

This report may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which, together, shall constitute the same report.

                            SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 16, 1995.


                    AMERICAN SAVINGS OF FLORIDA, F.S.B

                   By: /s/ Stephen D. Taylor
                       Stephen D. Taylor, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


Signature                  Date              Title

/s/ Stephen D. Taylor     3/16/95      President, Chief Executive Officer,
    Stephen D. Taylor                  and Director

/s/ Linda M. Haskins      3/16/95      Executive Vice President and Chief
    Linda M. Haskins                   Financial Officer

/s/ Clotilde C. Keller    3/16/95      Senior Vice President and  Controller
    Clotilde C. Keller

/s/ Erwin Allen           3/16/95      Director
    Erwin Allen

/s/ T. Wayne Davis        3/16/95      Director
    T. Wayne Davis

/s/ William H. Dukelow    3/16/95      Director
    William H. Dukelow

/s/ Nimrod T. Frazer      3/16/95      Director
    Nimrod T. Frazer

/s/ Barbara W. Gothard    3/16/95      Director
    Barbara W. Gothard

/s/ Charles Daniel Kimbrel 3/16/95      Director
    Charles Daniel Kimbrel

/s/ Deirdre Y. Russell    3/16/95      Director
    Deirdre Y. Russell

/s/ Donald T. Senterfitt  3/16/95      Director
    Donald T. Senterfitt